UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2007
Commission File Number 0-99
PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM

(Translation of registrant’s name into English)
United Mexican States

(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

TABLE OF CONTENTS
1. PEMEX Audited Financial Results Report as of December 31, 2006
2. PEMEX Unaudited Financial Results Report as of March 31, 2007
3. PEMEX Unaudited Financial Results Report as of June 30, 2007

May 4, 2007
PEMEX Audited Financial Results Report
as of December 31, 2006

PEMEX, Mexico’s oil and gas company and the tenth largest integrated oil company in the world,[1] announced its audited consolidated financial results as of December 31, 2006.

2006 Financial Highlights	l	Total sales increased by 10%, as compared to 2005, reaching an unprecedented record of Ps. 1,062.5 billion as of December 31, 2006 purchasing power parity (US$97.6 billion)[2]

	l	Income before taxes and duties increased by 19%, as compared to 2005, to Ps. 628.1 billion (US$57.7 billion)

	l	Taxes and duties were Ps. 582.9 billion (US$53.6 billion)

	l	EBITDA increased by 25%, as compared to 2005, to Ps. 786.2 billion (US$71.9 billion)

	l	Net income was Ps. 45.3 billion (US$4.2 billion) in 2006

4Q06 Financial Highlights	l	Total sales decreased by 10%, as compared to the fourth quarter of 2005, reaching Ps. 240.6 billion as of December 31, 2006 purchasing power parity (US$22.1 billion)

	l	Income before taxes and duties increased by 19%, as compared to the fourth quarter of 2005, to Ps. 115.6 billion (US$10.6 billion)

	l	EBITDA increased by 23%, as compared to the fourth quarter of 2005, to Ps. 153.2 billion (US$13.9 billion)

	l	Net loss was Ps. 4.1 billion (US$0.4 billion) in the fourth quarter of 2006
Table 1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Financial results summary

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total sales	265,947	240,605	-10%	(25,342)	22,112	966,284	1,062,495	10%	96,211	97,647
Domestic sales(1)	142,262	133,019	-6%	(9,243)	12,225	525,583	546,738	4%	21,155	50,247
Exports	123,685	107,586	-13%	(16,099)	9,888	440,701	515,757	17%	75,056	47,400

Income before taxes and duties(1)	97,369	115,624	19%	18,255	10,626	526,627	628,107	19%	101,481	57,725

Taxes and duties	167,186	119,773	-28%	(47,413)	11,008	604,164	582,855	-4%	(21,309)	53,566

Net income (loss)	(76,324)	(4,149)		72,175	(381)	(79,374)	45,252		124,627	4,159

EBITDA(2)	124,934	153,158	23%	28,224	14,076	626,661	786,178	25%	159,516	72,252

EBITDA / financial cost(3)	9.9	23.4				11.4	17.7

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

(1)	Figures for 2005 include the Special Tax on Production and Services (IEPS), collected by PEMEX and then paid to the Mexican Government (as part of taxes and duties). Sales figures for 2006 do not include the IEPS, because the IEPS rate was negative throughout 2006.

(2)	Earnings Before Interests, Taxes, Depreciation and Amortization is a non US-GAAP measure, therefore we provide a reconciliation with net income. This measure includes the cost of the reserve for retirement payments and excludes IEPS.

(3)	Excludes capitalized interest.
Note: Numbers may not total due to rounding.

[1]	Petroleum Intelligence Weekly Ranking, December 2006

[2]	Amounts in US dollars are translated at the December 31, 2006 exchange rate of Ps.10.881 per US dollar
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations

2006 Operational Highlights	l	During 2006 aggregate production (crude oil, condensates and natural gas) reached 1,618 million barrels of crude oil equivalent (Mboe), 14 million barrels higher than the production in 2005

	l	Crude oil production decreased by 2%, to 3,256 thousand barrel per day, mainly as a result of the decline in production at Cantarell, which was partially offset by the increase in production in other areas

	l	Natural gas production rose by 11%, to an average of 5,356 million cubic feet per day (MMcfd)

	l	Petrochemical production reached 11 million tons (MMt), the highest production level recorded since 2001

	l	As of December 2006 there had been no incapacitating personal injury accidents in Pemex-Gas and Basic Petrochemicals in ten months.

4Q06 Operational Highlights	l	In the fourth quarter of 2006, natural gas production rose by 13%, to 5,565 MMcfd. On December 27, 2006, natural gas production registered a new record of 5,773 MMcfd

	l	Total liquid hydrocarbons production totaled 3,508 Mbd in the fourth quarter of 2006, 6% less than the production in the fourth quarter of 2005:

• crude oil production decreased 202 Mbd, or 6%, to 3,104 Mbd; and

• natural gas liquids production decreased by 5%, to 404Mbd.

	l	On December 15, 2006, Mexico’s largest platform, KU-S, was added to the Ku-Maloob-Zaap Project in the Campeche Sound
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations
Operating Items
Exploration and Production

Crude Oil Production	During the fourth quarter of 2006, crude oil production averaged 3,104 Mbd, 6% less than the 3,306 Mbd average for the fourth quarter of 2005.

Despite an 11% decrease in heavy crude oil production, light and extra-light crude oil production increased by 4% and by 18%, respectively.

Heavy crude oil production decreased primarily as a result of the decline in production at the Cantarell complex, maintenance activities, as well as adverse weather conditions registered during the first 10 days of December. This weather accounted for a deferral of 5.9 million barrels.

The increase of 59 Mbd in light and extra-light crude oil production was due to the completion and workover of wells, as well as the commencement of production operations in the Litoral de Tabasco and Abkatún-Pol-Chuc areas, located in the Southwest Marine Region.
Table 2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of liquid hydrocarbons

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2005	2006	Change		2005	2006	Change
	(Mbd)				(Mbd)
Liquid hydrocarbons	3,732	3,508	-6%	(224)	3,769	3,691	-2%	(77)
Crude oil	3,306	3,104	-6%	(202)	3,333	3,256	-2%	(78)
Heavy	2,323	2,062	-11%	(261)	2,387	2,244	-6%	(143)
Light	818	847	4%	29	802	831	4%	29
Extra-light	165	195	18%	30	144	180	25%	36
Natural gas liquids(1)	426	404	-5%	(22)	435	436	0.1%	1

(1)	Includes condensates.
Note: Numbers may not total due to rounding.

Natural Gas Production	Natural gas production increased by 13%, as compared to the fourth quarter of 2005; non-associated gas production increased by 24%, while associated gas production increased by 5%.

The increase of 477 MMcfd in non-associated natural gas production was mainly due to an increase of production in the Veracruz and Burgos basins, located in the North Region. The increase of 159 MMcfd in associated natural gas production was a result of the completion and major repair of wells in the Ixtal and Taratunich fields, within the Southwest Marine Region.

A natural gas production record of 5,773 MMcfd was reached on December 27, 2006. Likewise, in December a non-associated natural gas production record was reached, averaging a volume of 2,480 MMcfd.
PEMEX Audited Financial Results Report as of December 31, 2006
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations

Gas Flaring	In the fourth quarter of 2006, gas flaring represented 7.8% of total natural gas production. The increase with respect to the fourth quarter of 2005 was primarily due to maintenance on the Akal C7 and C8 platforms and the beginning of operations of compression module number 8 on the Abkatún-D platform in the Marine Regions. Additionally, scheduled maintenance in Gas Processing Centers increased the volume of natural gas that was flared.
Table 3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of natural gas and gas flaring

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2005	2006	Change		2005	2006	Change
	(MMcfd)				(MMcfd)
Total	4,928	5,565	13%	636	4,818	5,356	11%	538
Associated	2,972	3,132	5%	159	2,954	3,090	5%	136
Non associated	1,956	2,433	24%	477	1,864	2,266	22%	402

Natural gas flaring	193	433	125%	240	182	271	49%	88
Gas flaring / total production	3.9%	7.8%			3.8%	5.1%
Note: Numbers may not total due to rounding.

Completion of Wells	During the fourth quarter of 2006, the number of drilled wells totaled 161, representing a reduction of 20 as compared to the fourth quarter of 2005. Development wells completed totaled 148, representing a decrease of 11, as compared to the fourth quarter of 2005, due to a decrease in the number of programmed wells in the Veracruz project located in the North Region and in the Ogarrio-Magallanes and Jujo-Tecominoacan projects in the South Region.

Exploratory wells drilled totaled 13, a decrease of 9 as compared to the fourth quarter or 2005, as a result of activity reduction in the Campeche Poniente project in the Southwest Marine Region and in the Delta del Bravo and Lankahuasa projects in the North Region.

It should be highlighted that on December 31, 2006 the number of non associated gas operating wells increased by 13 % to 2,872, as compared to the previous year. This was due to higher activity in the Burgos, Veracruz and Lankahuasa projects, each in the North Region.
PEMEX Audited Financial Results Report as of December 31, 2006
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations
Table 4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Drilling activity and inventory of wells

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2005	2006	Change		2005	2006	Change
	(Number of				(Number of
	wells)				wells)
Wells drilled	181	161	-11%	(20)	742	656	-12%	(86)
Development	159	148	-7%	(11)	668	587	-12%	(81)
Exploration	22	13	-41%	(9)	74	69	-7%	(5)

Total operating wells(1)					5,925	6,267	6%	342
Injection					254	269	6%	15
Production					5,671	5,998	6%	327
Crude					3,128	3,126	-0.1%	(2)
Non-associated gas					2,543	2,872	13%	329

(1)	As of December 31, of each year
Note: Numbers may not total due to rounding.

Lifting Cost	In 2006, our lifting cost was US$4.17 per barrel of crude oil equivalent. This represents a 2% decrease as compared to US$4.24 dollars per barrel of crude oil equivalent recorded in 2005, primarily as a result of lower natural gas prices used for gas lift.

Seismic Information	During the fourth quarter of 2006, 2D seismic information increased by 140% and 3D seismic information increased by 145% as compared to the same quarter of 2005. This increase was due mainly to work in the North and South Regions to identify areas with probable hydrocarbon content and support the development of discovered fields.
Table 5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Seismic studies

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2005	2006	Change		2005	2006	Change
Seismic
2D (km)	352	846	140%	494	3,678	2,172	-41%	(1,506)
3D (km2)	250	613	145%	363	7,305	2,742	-62%	(4,563)
Note: Numbers may not total due to rounding. Numbers include seismic for exploration and development.

Discoveries	Our main discoveries during the fourth quarter of 2006 were:
Table 6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Main discoveries

Successful wells in
Project	4Q06	Geologic age	Initial production	Type
Coatzacoalcos	Tabscoob-101	Miocene	9.8 MMcfd	Dry gas
Burgos	Quintal-1	Eocene	2.8 MMcfd	Wet gas
Cuichapa	Nelash-1	Pliocene	0.6 Mbd	Light crude
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations

Veracruz Project	The Veracruz Basin Integral Project is part of the Strategic Gas Program (SGP) and is comprised of 19 fields. The most important fields are Lizamba, Apértura, Arquimia, Vistoso, Cocuite and Papán. It is part of the Veracruz Production Integral Asset and is located in Veracruz, Veracruz.

The first field of non-associated gas was discovered in 1958 when drilling the Cocuite 3 well, which had an initial production of 10 MMcfd. The Veracruz Basin Integral Project was approved in 2001. Currently, it is the second largest field of the country in terms of non-associated natural gas production, after Burgos.

During the project’s 6 years of execution, the principal activities have been:

	•	acquisition of 582 km of 2D seismic and 4,551 km2 of 3D seismic,

	•	completion of 85 exploratory wells and 196 development wells,

	•	workover of 122 exploitation wells,

	•	construction of 223 works (pipelines and facilities), and

	•	discovery of 13 fields (12 of gas production and 1 of crude oil).

The aforementioned has facilitated increasing average production, from 136 MMcfd in 2001 to 723 MMcfd in 2006, and reaching a production record of 861 MMcfd in December 2006. During the fourth quarter of 2006 average production was 786 MMcfd.

The goals for 2007 are to reach an average annual production of approximately 900 MMcfd and to incorporate approximately 300 MMMcf of gas reserves. The estimated investment expected to reach these goals is Ps. 4.3 billion. The following activities are planned:[3]

	•	acquisition of 1,024 km2 of 3D seismic,

	•	completion of 17 exploratory wells and 18 development wells, and

	•	workover of 18 wells.

For the 2008-2012 period, we expect to make investments totaling Ps. 19.5 billion, to carry out the following activities:[4]

	•	acquisition of 2,028 km2 of 3D seismic,

	•	completion of 156 exploratory wells and 118 development wells, and

	•	workover of 19 wells.

[3]	PEMEX notes there are factors beyond its control that could affect the execution of programmed activities

[4]	Id.
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations

Cantarell	During 2006, Cantarell’s daily average production was 1,788 Mbd of crude oil and 716 MMcfd of natural gas, representing a 12% decrease in crude oil production, as compared to 2,029 Mbd of oil production in 2005.

In November 2006, the first horizontal well in the complex was completed, Cantarell – 1009. It is characterized by a horizontal section of 150 meters and an initial production of 8.7 Mbd.

In December 2006, production decreased to 1,493 Mbd as a result of adverse weather conditions that forced a reduction in production during the first ten days of the month. Had the weather not affected the complex, additional production of 154 Mbd would have been expected.

In 2007, we expect to make investments totaling Ps. 21.1 billion to carry out the following activities:[5]

	•	completion of 27 development wells (7 will be horizontal wells),

	•	44 workovers,

	•	startup of operations of a nitrogen elimination plant, and

	•	installation of dehydrating and desalinization plants.

During the 2008-2012 period, we expect to make investments totaling a further Ps. 38.7 billion, to carry out the following activities:[6]

	•	completion of 38 development wells (three multilateral wells will be executed in 2008),

	•	8 workovers, and

	•	deepening of 2 wells.

Ku Maloob Zaap (KMZ)	The Ku-Maloob-Zaap Project is located in the Sound of Campeche in the Gulf of Mexico. It is the second largest crude oil producing project after Cantarell.

During 2006, average daily production was 404 Mbd of crude oil and 203 MMcfd of natural gas, for which drilling of 23 development wells were completed.

Approximately 300 MMcfd of nitrogen will be injected into the basins in order to maintain their pressure. This is expected to occur by the end of the first half of 2007. Likewise, during 2007, 28 development wells will be drilled and 117 km of pipelines will be installed. These activities require an investment of Ps. 29.3 billion, in order to reach an estimated production of approximately 500 Mbd in 2007.[7] On February 22, 2007, a production record of 496.4 Mbd was reached.

During the 2008-2012 period, our investment in the project is expected to total Ps. 38.7 billion, to carry out the following activities:[8]

	•	installation of platforms that will increase production capacity to approximately 800 Mbd of crude oil and 330 MMcfd of natural gas in 2010, and

	•	completion of 60 development wells.

[5]	Id.

[6]	Id.

[7]	Id.

[8]	Id.
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations

KU-S Platform	On December 15, 2006, the country’s largest platform, KU-S, was installed in the Campeche Sound, as part of the KMZ project. It has a production capacity of 250 Mbd and represents a US$250 million investment.

KU-S has the equipment to separate oil from gas and the capacity to inject and distribute 600 MMcfd of nitrogen.

Yúum K’ ak’n’aab: Lord of the Sea	It is expected that during 2007, the Floating Production, Storage and Offloading (FPSO) vessel, Yùum K’ak’náab, Lord of the Sea, will begin operations. This FPSO includes advanced technological characteristics such as:

	•	blending capacity of 600 Mbd;

	•	storage capacity of 2.2 MMb of crude oil;

	•	capacity to receive 200 Mbd of heavy crude oil and separate 200 Mbd of high viscosity crude oil;

	•	gas compression capacity of 120 MMcfd;

	•	offloading capacity of 1.2 MMbd;

	•	pumping capacity of 200 Mbd to Ku; and

	•	capacity to receive 550 Mbd of crude oil.

The vessel will be located in the Campeche Sound and will add production to the Maloob and Zaap fields.

Deep Waters	From 2004 through 2006, 45,200 km of 2D seismic and 12,735 km2 of 3D seismic were acquired. These acquisitions are expected to permit the identification of resources in deep water areas of the Gulf of Mexico with a greater degree of accuracy. During the same period, 234 exploratory opportunities have been identified.
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PEMEX	Corporate Finance Office — Investor Relations
Gas and Basic Petrochemicals

Gas Processing and Dry Gas Production	During the fourth quarter of 2006, total on-shore natural gas processing increased by 7%. This increase was attributable to a 306 MMcfd increase in sweet wet gas processing due to higher availability of gas in the Burgos basin. This increase was partially offset, however, by a decrease of 35 MMcfd in sour wet gas processing due to adverse weather conditions during the first ten days of December.

As a result of the increase in sweet wet gas and the decrease in sour wet gas processing, in the fourth quarter of 2006, dry gas production increased by 9% and natural gas liquids production decreased by 5%,as compared to the same period of 2005.
Table 7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas processed and dry gas production

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2005	2006	Change		2005	2006	Change
	(MMcfd)				(MMcfd)
On-shore gas processed	3,862	4,134	7%	272	3,879	4,153	7%	274
Sour wet gas	3,124	3,089	-1%	(35)	3,153	3,203	2%	50
Sweet wet gas	739	1,045	41%	306	726	950	31%	224

Production
Dry gas	3,183	3,482	9%	299	3,147	3,445	9%	298
Natural gas liquids (Mbd)(1)	426	404	-5%	(22)	435	436	0.1%	1

(1)	Includes other streams to fractionation.
Note: Numbers may not total due to rounding.

Infrastructure Works	On December 22, 2006, the results of the bidding process for the construction of cryogenic plants 5 and 6 in the Burgos Gas Processing Center (GPC) were announced. ICA Fluor was the company that won the bidding. Each plant will have a processing capacity of 200 MMcfd. Construction of these plants began on January 15, 2007, and it is expected that sweet wet gas processing of the Burgos GPC will reach 1,200 MMcfd by the end of 2008.

Construction of a compression station in the state of Veracruz is expected to be completed during the third quarter of 2007, as part of the Emiliano Zapata Integral Project.

In addition, the Burgos-Monterrey pipeline is estimated to begin operating by the end of the third quarter of 2007. This pipeline will be able to transport 30 Mbd of LPG from the Burgos GPC to Monterrey.
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations
Refining

Processing	During the fourth quarter of 2006, total crude oil processing increased by 4% as compared to the same period of 2005. The processing of heavy crude decreased by 6%, while the processing of light crude increased by 11%. The increase in total crude oil processing was due mainly to programmed maintenance works during the fourth quarter of 2005. The decrease in heavy crude oil processing was a result of the strategy to maximize diesel and gasoline production and minimize fuel oil production.
Table 8
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil processing

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2005	2006	Change		2005	2006	Change
	(Mbd)				(Mbd)
Total processed	1,236	1,283	4%	47	1,284	1,284
Heavy Crude	519	487	-6%	(33)	538	500	-7%	(38)
Light Crude	717	796	11%	80	746	784	5%	38
Note: Numbers may not total due to rounding.

Capacity Utilization	As a consequence of the increase in crude oil processing during the fourth quarter of 2006, the primary distillation capacity utilization rate increased to 83.3% from 80.2% in the fourth quarter of 2005.

Production	During the fourth quarter of 2006, total refined products production increased by 4 Mbd to 1,526Mbd.

Gasoline production increased by 5%, due to higher processing of intermediate gasoline inventories. Diesel production increased by 3%, while fuel oil production decreased by 9%, mainly as a result of an increase in Isthmus crude processing in la Cangrejera Complex.
Table 9
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Refining production

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2005	2006	Change		2005	2006	Change
	(Mbd)				(Mbd)
Total production	1,522	1,526	0.3%	4	1,554	1,546	-1%	(9)
Gasolines	440	462	5%	22	456	457	0.2%	1
Fuel oil	343	312	-9%	(31)	351	325	-7%	(26)
Diesel	327	336	3%	8	318	328	3%	10
Liquefied petroleum gas (LPG)(1)	239	222	-7%	(17)	246	241	-2%	(5)
Jet Fuel	62	67	8%	5	63	65	2%	2
Other(2)	111	127	15%	16	120	130	8%	10

(1)	Excludes butilene and propilene; includes LPG and isobutanes from Pemex — Gas of 212 and 198 Mbd during the fourth quarter of 2005 and 2006 respectively. (2) Includes mainly parafines, furfural extract and aeroflex.
Note: Numbers may not total due to rounding.

Variable Refining Margin	In the fourth quarter of 2006, PEMEX’s variable refining margin decreased by 56%,[9] to US$5.5 per barrel, from US$12.5 per barrel in the fourth quarter of 2005. This decrease was primarily a result of the increase in light crude oil processing and the effect that hurricanes Rita and Katrina had on last year’s prices.

Franchises	From December 31, 2005 to December 31, 2006, the number of franchised gas stations rose by 5%, to 7,554, from 7,172.

[9]	The variable refining margin is an estimate of the operating income per barrel of crude oil processed. Operating income is calculated as total revenues minus the cost of raw materials, fuel oil and natural gas used to operate the refineries, and electric power, water and catalysts (auxiliary services)
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations
Petrochemicals

Production	Total petrochemicals production during the fourth quarter of 2006 was 2,741 thousand tons (Mt), representing a 4% increase over total petrochemicals production in the same quarter of 2005. This increase was primarily driven by:

	•	Increased production of ethylene oxide and glycols due to the renovation of a catalyst.

	•	Increased production of ammonia and carbon dioxide, due to better operational performance.

	•	Increased production of methanol caused by the reopening of operations of the methanol plant in 2006, as a result of high natural gas prices.

Nevertheless, this increase was offset by a decrease in acrylonitrile production, due to a lower demand caused by the increase in the price of acrylonitrile. In addition, the production of low and high density polyethylene decreased due to the development of greater variety of polyethylene grades as well as equipment downtime.
Table 10
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of petrochemicals

	Fourth quarter (Oct.-Dec.)				Twelve months ending Dec. 31
	2005	2006	Change		2005	2006	Change
	(Mt)				(Mt)
Total production	2,644	2,741	4%	97	10,603	10,961	3%	357
Methane derivatives
Ammonia	114	130	13%	15	514	592	15%	78
Methanol	—	32		32	81	85	5%	4
Ethane derivatives
Ethylene	280	284	2%	5	1,085	1,128	4%	43
Ethylene oxide	62	89	44%	27	321	361	12%	40
Low density polyethylene	83	75	-9%	(8)	296	323	9%	27
High density polyethylene	45	36	-19%	(8)	169	167	-1%	(2)
Vinyl chloride	69	65	-6%	(4)	159	209	32%	50
Aromatics and derivatives
Toluene	62	55	-11%	(7)	253	203	-19%	(49)
Ethylbenzene	41	47	17%	7	155	156	0%	1
Benzene	34	40	18%	6	160	135	-16%	(26)
Propylene and derivatives
Acrylonitrile	10	—		(10)	63	—		(63)
Polypropylene	92	81	-11%	(11)	380	340	-10%	(40)
Others(1)	1,753	1,806	3%	53	6,968	7,262	4%	294

(1)	Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, clorhidric acid, muriatic acid, hexane, heptanes and others.
Note: Numbers may not total due to rounding.

Infrastructure Works	During the fourth quarter of 2006, performance tests continued at the Swing plant in the Morelos Petrochemical Complex. The plant has a capacity to produce 300 Mt per year of low and high linear polyethylene. Commercial production is expected to begin during the first half of 2007.
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations
International Trade10

Crude Oil Exports	During the fourth quarter of 2006, PEMEX’s crude oil exports averaged 1,663 Mbd, 12% lower than the volume recorded during the fourth quarter of 2005. This decrease was due mainly to adverse weather conditions during the month of December and Cantarell’s production decline.

Approximately 83% of total crude oil exports were heavy crude oil (Maya), while the rest consisted of light and extra-light crude oil (Isthmus and Olmeca).

80% of total crude oil exports were delivered to the United States, while the remaining 20% was distributed among Europe (10%), the rest of the Americas (8%) and the Far East (2%).

In the fourth quarter of 2006, the weighted average export price of the Mexican crude oil basket was US$48.6 per barrel, as compared to US$45.6 per barrel in the fourth quarter of 2005, representing a 7% increase.

Refined Products and Petrochemicals’ Exports	Exports of refined products averaged 180 Mbd, 6% lower than in the fourth quarter of 2005. This was due primarily to the processing of Isthmus crude oil in La Cangrejera and lower jet fuel exports. The main refined products exported were naphtha and fuel oil.

Petrochemical exports decreased by 5%, or 9 Mt, totaling 184 Mt for the fourth quarter of 2006. This was attributable primarily to lower sulfur sales. The main petrochemical exports were sulfur [11] and low-density polyethylene.
Table 11
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Exports(1)

	Fourth quarter (Oct.-Dec.)				Twelve months ending Dec. 31
	2005	2006	Change		2005	2006	Change
Crude oil exports (Mbd)(2)
Total	1,888	1,663	-12%	(225)	1,817	1,793	-1%	(24)
Heavy	1,508	1,373	-9%	(135)	1,520	1,494	-2%	(27)
Light	172	66	-61%	(105)	81	68	-16%	(13)
Extra-light	208	223	7%	15	216	231	7%	15
Average price (US$/b)	45.60	48.58	7%	3	42.71	53.04	24%	10
Refined products (Mbd)	192	180	-6%	(12)	186	188	1%	2
Petrochemicals (Mt)	175	184	5%	9	854	824	-4%	(30)

(1)	Source: PMI. Does not consider third party operations by PMI.

(2)	Excludes the volume of crude oil under processing agreements.
Note: Numbers may not total due to rounding.

[10]	According to data provided by Pemex International (PMI)

[11]	Although sulfur is not a petrochemical product, it is included in this group for reporting simplification
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations

Imports	In the fourth quarter of 2006, natural gas imports averaged 352 MMcfd, 24% higher than during the same period in 2005, due to an increase in domestic demand and to fuel oil substitution by Comisión Federal de Electricidad (CFE).

Imports of refined products increased by 1%, from 450 Mbd in the fourth quarter of 2005 to 455 Mbd in the fourth quarter of 2006. This increase was mainly attributable to higher demand for gasolines and diesel.

Imports of petrochemicals decreased by 32%, to 107 Mt, primarily due to lower ethylene, ammonia and methanol requirements. The main imported products were ethylene and methanol.
Table 12
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Imports(1)

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2005	2006	Change		2005	2006	Change
Natural gas (MMcfd)	284	352	24%	68	480	451	-6%	(29)
Refined products (Mbd)(2)	450	455	1%	4	392	430	10%	38
Petrochemicals (Mt)	159	107	-32%	(51)	397	436	10%	38

(1)	Source: PMI except natural gas imports. Does not consider third party trading operations by PMI.

(2)	Includes the volume of imported products under processing agreements. Also includes 103 Mbd and 108 Mbd of LPG for the fourth quarters of 2005 and 2006, respectively; and 73 Mbd and 76 Mbd of LPG for the January — December periods of 2005 and 2006, respectively.
Note: Numbers may not total due to rounding.
PEMEX Audited Financial Results Report as of December 31, 2006
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13/38

PEMEX	Corporate Finance Office — Investor Relations
Financial Results as of December 31, 2006
Sales

Total Sales	During the fourth quarter of 2006, total sales, including the special tax on production and services, or IEPS tax, decreased by 10% in constant pesos, from Ps. 265.9 billion in the fourth quarter of 2005 to Ps. 240.6 billion in the fourth quarter of 2006. This was primarily due to lower revenue obtained from crude oil exports.

Crude oil exports decreased as a result of adverse weather conditions and lower crude oil production.

Domestic Sales	During the fourth quarter of 2006, domestic sales, including IEPS, decreased by 6%, from Ps. 142.3 billion to Ps. 133.0 billion in the fourth quarter of 2005. Excluding the IEPS tax from the domestic sales figure for 2006, domestic sales decreased by 5%, from Ps. 140.0 billion to Ps. 133.0 billion:

	•	Natural gas sales decreased by 29%, from Ps. 24.5 billion to Ps. 17.4 billion, due to a decrease in the average price from US$9.67 to US$5.79 per million British Thermal Unit (MMBtu), which was partially offset by a 16% increase in volume, from 2,506 to 2,914 MMcfd.

	•	Sales of refined products, net of IEPS, increased by 0.5% from Ps. 109.3 billion to Ps. 109.8 billion. Refined products sales volume decreased by 1%, from 1,794 Mbd to 1,769 Mbd. The negative IEPS generated by sales of refined products in the fourth quarter of 2006 was credited to other taxes, and appear as “other revenues” in our income statement, as compared to Ps. 2.3 billion collected and then paid to the government in the fourth quarter of 2005. Sales of refined products, including IEPS collected in the fourth quarter of 2005, decreased by 2%, from Ps. 111.6 billion to Ps. 109.8 billion. [12]

	•	Petrochemical sales decreased by 5%, from Ps. 6.1 billion to Ps. 5.8 billion primarily as a result of a price effect, based on a 10% increase in sales volume, from 920 Mt to 1,012 Mt.
Table 13
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Domestic sales*

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Domestic sales including IEPS(1)	142,262	133,019	-6%	(9,243)	12,225	525,583	546,738	4%	21,155	50,247
Domestic sales without IEPS	139,976	133,019	-5%	(6,957)	12,225	504,549	546,738	8%	42,189	50,247
Natural gas	24,540	17,376	-29%	(7,165)	1,597	84,368	77,958	-8%	(6,410)	7,165
Refined products including IEPS	111,596	109,807	-2%	(1,789)	10,092	418,511	446,031	7%	27,520	40,992
Refined products	109,310	109,807	0.5%	497	10,092	397,478	446,031	12%	48,554	40,992
Gasoline	51,369	56,385	10%	5,016	5,182	195,761	227,093	16%	31,332	20,871
Diesel	21,258	22,813	7%	1,554	2,097	83,478	90,434	8%	6,957	8,311
LPG	14,396	14,276	-1%	(120)	1,312	51,387	53,811	5%	2,424	4,945
Other	22,287	16,333	-27%	(5,954)	1,501	66,851	74,692	12%	7,841	6,864
IEPS	2,286	—		(2,286)	—	21,033	—		(21,033)	—
Petrochemical products	6,126	5,837	-5%	(289)	536	22,704	22,749	0.2%	45	2,091

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

(1)	Figures for 2005 include the Special Tax on Production and Services (IEPS), collected by PEMEX and then paid to the Mexican Government (as part of taxes and duties). Sales figures for 2006 do not include the IEPS, because the IEPS rate was negative throughout 2006.

Note: Numbers may not total due to rounding.

[12]	During 2005 and 2006, the average production cost of gasoline and diesel was higher than the retail price. In 2005, PEMEX absorbed this difference, in accordance with Mexico’s Income Tax Law of 2005. In 2006, the difference was credited against other taxes and duties paid by PEMEX, in accordance with Mexico’s Income Tax Law of 2006, and is recorded under “other revenues” in the income statement.
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations
Table 14
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Volume of domestic sales(1)

	Fourth quarter (Oct. - Dec.)				Twelve months ending Dec. 31,
	2005	2006	Change		2005	2006	Change
Natural gas (MMcfd)	2,506	2,914	16%	407	2,632	2,955	12%	323
Refined products (Mbd)	1,794	1,769	-1%	(25)	1,772	1,763	-0.5%	(9)
Gasoline	699	741	6%	42	671	718	7%	47
Diesel	331	348	5%	17	320	345	8%	25
LPG	330	322	-2%	(8)	314	306	-3%	(8)
Other	434	357	-18%	(77)	467	394	-15%	(72)
Petrochemicals (Mt)	920	1,012	10%	91	3,750	3,826	2%	76
Note: Numbers may not total due to rounding.

Exports	During the fourth quarter of 2006, export sales totaled Ps. 107.6 billion (US$9.9 billion), 13% lower than the Ps. 123.7 billion registered in the fourth quarter of 2005:

	•	Crude oil and condensates export sales decreased 13%, from Ps. 110.3 billion to Ps. 96.5 billion, mainly as a result of a 12% decrease in volume, from 1,888 Mbd to 1,663 Mbd, which was partially offset by a 7% increase in the weighted average crude oil export price, from US$45.6 per barrel to US$48.6 dollars per barrel.

	•	Refined products export sales decreased by 19%, from Ps. 12.5 billion to Ps. 10.2 billion, while the volume of refined products exports decreased by 7%, from 192 Mbd to 178 Mbd.

	•	Petrochemical products export sales increased by 18%, from Ps. 0.8 billion to Ps. 0.9 billion, and the volume of petrochemical exports decreased by 4%, from 192 to 184 Mt. [13]
Table 15
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Exports

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total exports	123,685	107,586	-13%	(16,100)	9,887	440,701	515,757	17%	75,056	47,400
Crude oil and condensates	110,349	96,453	-13%	(13,897)	8,864	394,264	463,183	17%	68,919	42,568
Refined products	12,544	10,200	-19%	(2,344)	937	42,464	48,911	15%	6,447	4,495
Petrochemical products	792	934	18%	142	86	3,973	3,663	-8%	(311)	337

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

Note: Numbers may not total due to rounding.

[13]	Since the composition of imports and exports baskets is different, the effect of changes in prices may be different for each basket
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations
Costs and Operating Expenses

Total Amount	In the fourth quarter of 2006, costs and operating expenses decreased by 21%, or Ps. 34.7 billion, as compared to the fourth quarter of 2005, to Ps. 131.0 billion (US$12.0 billion). This decrease was primarily due to lower acquisition costs of products.

Cost of Sales	In the fourth quarter of 2006, cost of sales decreased by 28%, or Ps. 41.2 billion, to Ps. 106.5 billion (US$9.8 billion). The decreased was the result of the following:

	•	a decrease of Ps. 25.0 billion in the cost of purchase of products,

	•	a favorable effect of Ps. 9.3 billion in the variation of inventories,

	•	a decrease of Ps. 3.8 billion in exploration and non-successful drilling expenses,

	•	a decrease of Ps. 2.4 billion in upkeep and maintenance,

	•	a decrease of Ps. 2.0 billion in operating costs,

	•	a favorable effect of Ps. 1.6 billion in manufacturing,

	•	an increase of Ps. 1.9 billion in the cost of the reserve for retirement payments, and

	•	a decrease of Ps. 1.0 billion in depreciation and amortization.

Distribution Expenses	During the fourth quarter of 2006, distribution expenses increased by 0.3%, to Ps. 7.0 billion (US$0.6 billion).

Administrative Expenses	During the fourth quarter of 2006, administrative expenses increased from Ps. 11.0 to Ps. 17.5 billion (US$1.6 billion), partly as a result of a Ps. 1.5 billion increase in the reserve for retirement payments. In addition, in the fourth quarter of 2005, the annual benefits as a result of medical services provided after retirement were recognized, representing Ps. 2.0 billion, while in 2006, these benefits were recognized throughout the year and not only during the fourth quarter.

Cost of the Reserve for Retirement Payments	The cost of the reserve for retirement payments, pensions and indemnities increased, from Ps. 13.3 billion in the fourth quarter of 2005 to Ps. 17.9 billion.[14]
Operating Income

Operating income in the fourth quarter of 2006 totaled Ps. 109.6 billion (US$53.4 billion), 9% increase than the comparable figure for the fourth quarter of 2005 of Ps. 100.2 billion.

Excluding the IEPS collected by PEMEX in the fourth quarter of 2005, operating income increased by 12%, or Ps. 11.6 billion, to Ps. 109.6 billion (US$10.1 billion) in the fourth quarter of 2006 from Ps. 98.0 billion in the fourth quarter of 2005.

[14]	This cost is distributed among cost of sales, distribution expenses and administrative expenses.
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations
Comprehensive Financing Cost

Total Amount	During the fourth quarter of 2006, comprehensive financing cost increased by Ps. 2.1 billion, from Ps. 0.7 billion to Ps. 2.8 billion (US$0.3 billion). This increase was mainly caused by:

• a decrease of Ps. 4.0 billion in monetary gain,

• an increase of Ps. 1.6 billion in foreign exchange gains, and

• a decrease of Ps. 0.3 billion in net interest and financial products expense.

Net Interest and Financial Products [15]	In the fourth quarter of 2006, net interest and financial products decreased by 2%, from Ps. 12.9 billion to Ps. 12.6 billion (US$1.2 billion).

Interest expense, including capitalized interest, decreased by Ps. 6.1 billion, while interest income increased by Ps. 5.8 billion.

Foreign Exchange Gain	In the fourth quarter of 2006, net foreign exchange gains totaled Ps. 3.0 billion (US$0.3 billion) as compared to a net foreign exchange gain of Ps. 1.4 billion in the fourth quarter of 2005.

This increase was primarily a consequence of the depreciation of the Mexican peso against the US dollar by 1.0% during the fourth quarter of 2006, as compared to a depreciation of 0.1% in the comparable period of 2005.

Monetary Gain	In the fourth quarter of 2006, the monetary gain was Ps. 6.8 billion (US$0.6 billion), representing a decrease of Ps.4.0 billion as compared to the monetary gain for the fourth quarter of 2005.
Table 16
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Comprehensive financing cost

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Comprehensive financing cost	717	2,799	290%	2,082	257	4,661	22,983	393%	18,322	2,112
Financial income**	239	6,048	2429%	5,809	556	(15,079)	(9,545)	-37%	5,533	(877)
Financial cost**	12,651	6,554	-48%	(6,097)	602	55,076	44,429	-19%	(10,647)	4,083

Foreign exchange loss (gain)	(1,368)	(2,963)	117%	(1,595)	(272)	(18,342)	2,381		20,723	219

Monetary loss (gain)	(10,805)	(6,839)	-37%	3,965	(629)	(16,994)	(14,282)	-16%	2,712	(1,313)

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

**	The financial cost and financial income include the effect of financial derivatives.
Other Revenues

Other Net Revenues	In the fourth quarter of 2006, other net revenues totaled a positive Ps. 8.8 billion (US$0.8 billion), as compared to a negative Ps. 2.2 billion during the fourth quarter of 2005. The increase was primarily due to higher income generated by the IEPS credit, equivalent to a negative tax rate, of Ps. 4.2 billion.

[15]	Includes the effect of financial derivatives
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations
Income before Taxes and Duties

During the fourth quarter of 2006, income before taxes and duties was Ps. 115.6 billion (US$10.6 billion), as compared to Ps. 97.4 billion during the same period of 2005. The 19% increase was primarily the result of:

•	an increase of Ps. 11.0 billion in other net revenues, and

•	an increase of Ps. 9.3 billion in operating income, which were partially offset by

•	an increase of Ps. 2.1 billion in comprehensive financing cost.
Taxes and Duties

Fiscal Regime	Since January 1, 2006, PEMEX has been subject to a new fiscal regime. As a result of this new tax regime taxes and duties as a percentage of total sales decreased from 63% to 55% in 2006. However, this figure still positions PEMEX among the companies with the highest tax burden worldwide.

PEMEX Exploration and Production’s tax regime is governed by the Federal Duties Law, while the other Subsidiary entities continue to be governed by Mexico’s Income Tax Law.

The most important duty paid by PEMEX Exploration and Production is the ordinary hydrocarbons duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEMEX Exploration and Production pays the following duties under the new fiscal regime:

	•	duty on crude oil extraction,

	•	extraordinary duty on crude oil exports,

	•	duty on hydrocarbons for the stabilization fund,

	•	duty on hydrocarbons for the fund for scientific and technological research on energy,

	•	duty on hydrocarbons for fiscal monitoring of oil activities,

	•	additional duty (for low crude oil extraction), and

	•	excess gains duty. [16]

Total Amount	During 2006, taxes and duties paid decreased by 4%, from Ps. 604.2 billion to Ps. 582.9 billion. Nevertheless, sales only increased by 10%. As a consequence, taxes and duties as a percentage of total sales decreased from 63% to 55%.

During the fourth quarter of 2006, taxes and duties paid decreased by 28%, from Ps. 167.2 billion to Ps. 119.8 billion. Nevertheless, sales only decreased 10%. As a consequence, taxes and duties as a percentage of total sales decreased from 63% to 50% in the fourth quarter of 2006.

[16]	In 2005, the excess gains duty was equal to 39.2% of the revenues from crude oil export sales in excess of the threshold price set by the Mexican Government of US$23.00 per barrel. In 2006, the excess gains duty is equal to 6.5% of the revenues from crude oil export sales in excess of US$36.50 per barrel. This duty is complemented by the extraordinary duty on crude oil exports, which is equal to 13.1% of the revenues from crude oil export sales in excess of the same threshold price. The resulting combined duty is equivalent to 19.6%, which is 50% of the excess gains duty tax rate paid in 2005.
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations

IEPS	Under the current fiscal regime, the IEPS, [17] which applies to domestic sales of gasoline and automotive diesel, continues to be regulated by Mexico’s Income Tax Law.

During 2005 and 2006, the average producer price of gasoline and diesel was higher than the retail price. In 2005, PEMEX absorbed this difference, in accordance with Mexico’s 2005 Income Tax Law. In 2006, this difference was credited against the other taxes and duties paid by PEMEX, in accordance to Mexico’s 2006 Income Tax Law. The IEPS credit is reflected in “other revenues” in the income statement.

During the fourth quarter of 2006, PEMEX recorded a Ps. 4.2 billion IEPS credit against other taxes and duties, as compared to a Ps. 2.3 billion payment in the fourth quarter of 2005.
Table 17
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Taxes and duties

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total taxes and duties	167,186	119,773	-28%	(47,413)	11,008	604,164	582,855	-4%	(21,309)	53,566
Hydrocarbon duties	141,972	114,481	-19%	(27,491)	10,521	515,059	562,092	9%	47,033	51,658

Ordinary hydrocarbons duty	—	90,997		90,997	8,363	—	486,175		486,175	44,681

Duty on crude oil extraction	141,972	3		(141,968)	0	515,059	36		(515,023)	3

Extraordinary duty on crude oil exports	—	2,357		2,357	217	—	15,555		15,555	1,430

Duty on hydrocarbons for the stabilization fund	—	9,598		9,598	882	—	45,899		45,899	4,218
Duty on hydrocarbons for the fund for scientific and technological research on energy	—	82		82	8	—	404		404	37
Duty for fiscal monitoring of oil activities	—	5		5	0	—	24		24	2
Additional duty	—	(2,558)		(2,558)	(235)	—	—		—	—
Inflation recognition	—	13,999		13,999	1,287	—	13,999		13,999	1,287
Special Tax on Production and Services (IEPS)	2,286	—		(2,286)	—	21,033	—		(21,033)	—

Excess gains duty	17,369	1,303	-93%	(16,066)	120	58,665	7,926	-86%	(50,739)	728
Other taxes and duties	5,560	3,990	-28%	(1,570)	367	9,407	12,837	36%	3,431	1,180

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

Note: Numbers may not total due to rounding.

[17]	IEPS is paid by the end consumer of gasoline and automotive diesel and PEMEX is an intermediary between the Ministry of Finance (Secretaría de Hacienda y Crédito Público) and the end consumer. PEMEX collects the IEPS and passes it on to the federal government. The difference between the retail price and the estimated producer price of gasoline and diesel is primarily IEPS. The Ministry of Finance determines the retail price of gasoline and diesel. The estimated producer price of gasoline and diesel is based on the production cost of production at efficient refinery located in the Gulf of Mexico plus transportation.
PEMEX Audited Financial Results Report as of December 31, 2006
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19/38

PEMEX	Corporate Finance Office — Investor Relations
Net Income

During the fourth quarter of 2006, PEMEX recorded net loss of Ps. 4.1 billion (US$0.4 billion), as compared to a net loss of Ps. 76.3 billion during the fourth quarter of 2005. The decrease of Ps. 72.2 billion in net loss is explained by:

•	a decrease of Ps. 47.4 billion in taxes and duties,

•	an increase of Ps. 11.0 billion in other net revenues,

•	a decrease of Ps. 9.3 billion in operating income,

•	a Ps. 6.5 billion reduction in 2005 net income due to the initial cumulative effect of the adoption of new accounting standards, which was not repeated in 2006, and

•	an increase of Ps. 2.1 billion in comprehensive financing cost.
EBITDA

During the fourth quarter of 2006, EBITDA decreased by 23%, from Ps. 124.9 billion to Ps. 153.2 billion (US$14.1 billion).

Table 18
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
EBITDA reconciliation

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Net income (loss)	(76,324)	(4,149)		72,175	(381)	(79,374)	45,252		124,627	4,159
+ Taxes and duties	167,186	119,773	-28%	(47,413)	11,008	604,164	582,855	-4%	(21,309)	53,566
- Special Tax on Production and Services (IEPS)	2,286	—		(2,286)	—	21,033	—		(21,033)	—
+ Comprehensive financing cost	717	2,799	290%	2,082	257	4,661	22,983	393%	18,322	2,112
+ Depreciation and amortization	15,801	16,828	6%	1,027	1,547	54,931	63,293	15%	8,362	5,817

+ Cost of the reserve for retirement payments	13,333	17,907	34%	4,574	1,646	61,477	71,795	17%	10,318	6,598
- Initial cumulative effect due to the adoption of new accounting standards	(6,507)	—		6,507	—	(1,837)	—		1,837	—

EBITDA	124,934	153,158	23%	28,224	14,076	626,661	786,178	25%	159,516	72,252

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

Note: Numbers may not total due to rounding.
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations
Total Assets

As of December 31, 2006, total assets reached Ps. 1,204.7 billion (US$110.7 billion), representing a 11%, or Ps. 119.9 billion, increase, as compared to total assets as of December 31, 2005. The changes in the components of total assets were as follows:

•	cash and cash equivalents increased by 50%, or Ps. 63.0 billion,

•	properties and equipment increased by 6%, or Ps. 41.2 billion,

•	accounts receivable increased by 8%, or Ps. 9.5 billion,

•	the value of inventories increased by 14%, or Ps. 7.2 billion,

•	financial derivative instruments increased by 17%, or Ps. 0.6 billion, and

•	other assets decreased by 1.4%, or Ps. 1.6 billion.
Total Liabilities

Total liabilities increased by 5%, to Ps. 1,164.8 billion (US$107.0 billion):

	•	short-term liabilities decreased by 1%, or Ps. 1.2 billion, to Ps. 169.9 billion (US$15.6 billion), primarily as a result of a decrease in taxes payable, and

	•	long-term liabilities increased by 6%, or Ps. 53.2 billion, to Ps. 994.9 billion (US$91.4 billion), mainly due to an increase in the reserve for retirement payments, pensions and seniority premiums.

Reserve for Retirement Payments	The reserve for retirement payments, pensions and seniority premiums increased by 16%, from Ps. 390.9 billion to Ps. 454.6 billion (US$41.8 billion) according to actuarial studies.
Equity

PEMEX’s equity increased by Ps. 67.9 billion, from negative Ps. 28.0 billion as of December 31, 2005, to Ps. 40.0 billion (or US$3.7 billion) as of December 31, 2006. The change in equity was mainly due to:

•	a payment from the government to PEMEX in the amount of Ps. 47.0 billion in accordance with the Federal Expenditure Budget for the 2006 and 2005 fiscal years,

•	a decrease of Ps. 30.1 billion in cumulative net losses, due to net income generated in 2006,

•	a decrease of Ps. 18.2 billion in the reserve for retirement payments, pensions and seniority premiums,

•	an increase of Ps. 3.9 billion due in the restatement of equity this line item is linked to the restatement of fixed assets, and

•	an increase of Ps. 5.1 billion in comprehensive income due to the application of the Bulletin C-10 “Derivative Financial Instruments and Hedging Operations”.
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations
Results by Segment

Operating Income	In 2006, operating income totaled Ps.581.3 billion (US$53.4 billion), representing a 12% increase as compared to 2005 operating income of Ps. 519.0 billion.

	•	PEMEX Exploration and Production’s operating income totaled Ps. 665.6 billion (US$61.2 billion), Ps. 118.6 billion higher than its operating income in 2005.

	•	PEMEX Gas and Basic Petrochemicals’ operating income totaled Ps. 10.3 billion (US$0.9 billiion), Ps.0.04 billion higher than its operating income in 2005.

	•	the operating loss of PEMEX Refining totaled Ps. 79.9 billion (US$7.3 billion), Ps. 52.1 billion greater than its operating loss in 2005.

	•	the operating loss of PEMEX Petrochemicals totaled Ps. 11.4 billion (US$1.0 billion), Ps. 2.0 billion greater than its operating loss in 2005.
Changes in Financial Position

Funds Provided by Operating Activities	In 2006, funds provided by operating activities totaled Ps. 131.0 billion (US$12.0 billion). The increase of Ps. 70.8 billion was primarily due to an increase in net income.

Funds Provided by Financing Activities	In 2006, funds provided by financing activities totaled Ps. 41.0 billion (US$3.8 billion). The Ps. 18.5 billion decrease was mainly due to the decrease in offerings of debt securities.

Funds Used in Investing Activities	In 2006, funds used in investing activities totaled Ps. 109.1 billion (US$10.0 billion), the increase was primarily a result of the increase in fixed assets.
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations
Investing and Financing and Activities
Investing Activities

2006	During the fourth quarter of 2006, US$1.0 billion of additional resources were approved for investment in exploration and production activities. As a result, total investment increased to US$13.8 billion, as compared to US$10.8 in 2005, out of which PIDIREGAS investments represented US$12.0 billion.

2007	Estimated capital expenditures for 2007 total Ps. 162.9 billion (US$14.5 billion), out of which PIDIREGAS investments represent Ps. 154.8 billion (US$13.8 billion).

The allocation of total capital expenditures by line of business is as follows:

•	Ps. 139.6 billion for Exploration and Production

•	Ps. 18.4 billion for Refining,

•	Ps. 3.1 billion for Gas and Basic Petrochemicals, and

•	Ps. 1.6 billion for Petrochemicals.

These amounts are subject to budgetary adjustments.
Financing Requirements

2006	During 2006, US$5.2 billion of new financing was raised as follows:

	•	US$2.7 billion from export credit agencies (ECA’s),

	•	US$1.4 billion from the international capital markets, and

	•	US$1.1 billion from the Mexican capital market.

2007	PEMEX is planning to rise between US$1 and US$2 billion to finance its investment program for 2007. As in previous years, this amount is subject to change as a result of several factors, including market conditions.
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations
Capital Markets

Master Trust	The Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, entered into the following financings during 2006:

	•	On February 2, 2006, it reopened two issuances originally issued on June 8, 2005, in a total amount of US$1,500 million divided in two tranches:

		–	US$750 million of its 5.75% notes due in 2015, and

		–	US$750 million of its 6.625% bonds due in 2035.

	•	On May 3, 2006, it signed a US$1,250 million syndicated revolving credit facility maturing in three years. This line can be used either by the Pemex Project Funding Master Trust or by Petróleos Mexicanos

	•	On May 18, 2006, it closed a US$4,250 million syndicated term loan which was used to refinance the syndicated loan signed on March 22, 2005. It is divided into two tranches:

		–	Tranche A: US$1,500 million maturing in five years, and

		–	Tranche B: US$2,750 million with a final maturity in seven years.

F/163	On June 16, 2006, the Fideicomiso F/163, a Mexican trust whose debt is guaranteed by PEMEX, issued Ps. 10 billion of notes due in seven years. These notes (CEBURES) will pay a monthly coupon rate equivalent to the Mexican interbank rate (TIIE) less 0.07% per annum.
Total Debt

Total Amount	As of December 31, 2006, PEMEX’s total consolidated debt, including accrued interest, totaled Ps. 569.3 billion (US$52.3 billion).[18] This figure represents an increase of 2%, or Ps.9.8 billion, as compared to total debt at December 31, 2005, primarily as a result of the increase in long-term debt with maturities of less than twelve months.

Total debt with less than twelve months maturity totaled Ps. 63.8 billion (US$5.9 billion) as of December 31, 2006.

Total long-term debt totaled Ps. 505.5 billion (US$46.5 billion) as of December 31, 2006.

Net Debt	Net debt, or the difference between total debt and cash equivalents, decreased by Ps. 53.1 billion, to Ps. 380.6 billion (US$35.0 billion) as of December 31, 2006, from Ps. 433.8 billion in 2005.

[18]	Total consolidated debt is comprised by documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Fideicomiso F/163, RepCon Lux S.A. and Pemex Finance, Ltd
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations
Table 19
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated total debt

	As of December 31,
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Total debt	559,482	569,314	2%	9,833	52,322
Short-term	37,558	63,840	70%	26,282	5,867
Long-term	521,924	505,475	-3%	(16,449)	46,455

Cash & cash equivalents	125,724	188,690	50%	62,965	17,341

Total net debt	433,758	380,625	-12%	(53,133)	34,981

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

Note: Numbers may not total due to rounding.

Maturity Profile	The following table shows the maturity profile of PEMEX’s total debt by currency:
Table 20
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Maturity profile

		As of December 31,
		(Ps. mm)	US$mm
Documented debt in pesos		111,785	10,273
	2007	13,928	1,280
	2008	4,944	454
	2009	13,944	1,282
	2010	20,085	1,846
	2011 and beyond	58,884	5,412

Documented debt in other currencies		457,529	42,048
	2007	49,912	4,587
	2008	50,550	4,646
	2009	54,074	4,970
	2010	42,147	3,873
	2011 and beyond	260,845	23,973

Total debt		569,314	52,322

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

Note: Numbers may not total due to rounding.
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations

Duration	The following table presents average duration of debt exposure.
Table 21
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Average duration of debt exposure

	As of December 31,
	2005	2006	Change
		(Years)
U.S. Dollars	4.1	4.2	0.03
Mexican pesos	2.2	1.7	(0.5)
Euros	1.4	3.6	2.3
Japanese yen	2.4	1.8	(0.5)
Swiss francs	0.2	0.0	(0.2)
Total	3.7	3.6	(0.2)
Note: Numbers may not total due to rounding.

Interest Rate Risk	PEMEX ´s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of December 31, 2006, approximately 59% of PEMEX’s debt exposure carried fixed interest rates, and the remaining 41% carried floating rates.

Debt Exposure	The following table sets forth PEMEX’s debt exposure to currency and interest rate risk:
Table 22
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Debt exposure
(excluding accrued interest)

	As of December 31,
	2005	2006	2005	2006	2005	2006
			Percentage
	By currency		At fixed rate		At floating rate
U.S. Dollars	79.1%	76.0%	64.8%	65.1%	35.2%	34.9%
Mexican pesos	20.8%	23.9%	48.8%	38.8%	51.2%	61.2%
Euros	0.003%	0.001%	32.0%	100.0%	68.0%	0.0%
Japanese yen	0.14%	0.10%	100.0%	100.0%	0.0%	0.0%
Swiss francs	0.0002%	0.0%	0.0%	0.0%	100.0%	0.0%
Total	100.0%	100.0%	61.5%	58.8%	38.5%	41.2%
Note: Numbers may not total due to rounding.
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations
Other Relevant Topics

Appointments	On December 4, 2006, Jesús Reyes Heroles G. G. was appointed Director General of Petróleos Mexicanos, replacing Luis Ramírez Corzo.

The following appointments were ratified at the subsidiary entity level:

	•	Carlos Morales Gil as Director General of Pemex – Exploration and Production;

	•	Roberto Ramírez Soberón as Director General of Pemex — Gas and Basic Petrochemicals; and

	•	Rafael Beverido Lomelín as Director General of Pemex - Petrochemicals.

In addition, the following appointments were announced:

	•	José Antonio Ceballos as Director General of Pemex – Refining; and

	•	Heber Cinco Ley, Director General of the Mexican Petroleum Institute.

On February 27, 2007 the Board of Directors ratified the following executives in the:

Direction General:

	•	Roberto Ortega Lomelín, as Executive Coordinator of the Director General;

	•	Mariano Ruiz Funes, as Chief of Staff of the Director General; and

	•	Luis López González, as Private Secretary of the Director General.

Corporate Direction of Operations:

	•	Raúl Livas Elizondo, as Corporate Director of Operations;

	•	Rolando Alejandro Hernández Albín, as Deputy of Business and Technology Processes;

	•	Guillermo Camacho Uriarte, as Deputy Director of Operational Discipline, Safety, Health and Environmental Protection; and

	•	Raúl Mendoza Mata, as Deputy Director of Supplies.

In addition, the following appointments were announced in the Corporate Division:

	•	Ernesto Ríos Montero, as Corporate Director of Engineering and Project Development;

	•	Enrique Rodríguez Betancourt, as Deputy Director of Pipeline Transport;

	•	Yolanda G. Valladares Valle, as Corporate Manager of Social Development; and

	•	Carlos Ramírez Fuentes, as Corporate Manager of Communications.

The following appointments were announced in Pemex – Exploration and Production:

	•	Antonio Escalera Alcocer, as Deputy Technical Director of Exploration;

	•	Teódulo Gutiérrez Acosta, as Deputy Technical Director of Exploitation;

	•	Jorge Fernández Venegas, as Deputy Director of the North Region;

	•	Jorge Serrano Lozano, as Deputy Director of the South Region; and

	•	Adrián Oviedo Pérez, in charge of COMESA.

The following appointments were announced in Pemex – Gas and Basic Petrochemicals:

	•	Mario Nieto Garza, as Deputy Director of Pipelines; and

	•	Miguel Bueno, as Deputy Director of LPG Gas and Basic Petrochemicals.

The following appointments were announced in Pemex – Refining:

	•	Claudio Urencio Castro, as Deputy Director of Storage and Distribution; and

	•	Antonio Álvarez Moreno, as Deputy Director of Industrial Safety and Environmental Protection.
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations

Appointments in the Board of Directors	The following appointments to the Board of Directors were announced on February 27, 2007:

	•	Georgina Kessel Martínez, President and Minister of Energy;

	•	Juan Rafael Elvira Quesada, Advisor and Minister of the Environment and Natural Resources;

	•	Agustín Guillermo Carstens Carstens, Advisor and Minister of Finance and Public Credit;

	•	Eduardo Sojo Garza Aldape. Advisor and Minister of Economy;

	•	Luis Téllez Kuenzler, Advisor and Minister of Communications and Transport; and

	•	Gerardo Ruiz Mateos, Advisor and General Coordinator of Cabinets and Special Projects of the Presidency of the Republic.

In addition, five representatives of the Union of Petroleum Workers of the Mexican Republic were appointed to the Board of Directors.

Clean Industry Certifications	Petróleos Mexicanos received 86 Clean Industry Certifications from the Mexican Environmental Protection Agency (Profepa). The certifications were granted to five areas of Pemex -Exploration and Production:

• Southwest Marine Region

• Northeast Marine Region

• Macuspana Asset, of the South Region

• Veracruz Asset, of the North Region

• Unit of Drilling and Maintenance Wells

Carbon emissions trading	On march 4, 2007, PEMEX and STATOIL signed the first agreement for carbon emissions trading, its objective is to reduce 1.6 million tons of green house emissions within the next 10 years.

Zero Incapacitating Personal Injury Accidents	As of February, 19, 2007, there have been no incapacitating personal injury accidents in Pemex-Gas and Basic Petrochemicals in 12 months. This was a result of the improvements in the areas of safety, health and environmental protection matters.

Improvements in the area of safety, health and environmental protection began 10 years ago with the implementation of the Safety, Health and Environmental Program (PROSSPA). The Program includes the implementation of 12 international best practices in safety matters and other important tools, such as operational discipline, management of safety process and mechanical integrity, as well as quality assurance. The program also includes an intense training regime.
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations

Incidents	During the fourth quarter of 2006, the following incidents occurred in the states of Morelos, Veracruz, Oaxaca, Tamaulipas and Tabasco:

	•	On October 17, 2006, an explosion occurred at PEMEX’s Quetzalcoatl tanker. The incident occurred while the contracting company, López García S.A. de C.V., was repairing the loading crane of the ship at the Pajaritos Maritime Terminal in Coatzacoalcos, Veracruz. The tanker was not in operation and was not loaded with any fuel. The explosion was caused by a spark that had contact with gas residuals in the ventilation system of the tanker. Seven people were killed in this incident.

	•	On October 24, 2006, a fire occurred in the high vacuum plant number one in the Antonio Dovalí Jaime Refinery, located in Salina Cruz, Oaxaca. No personal injuries were sustained and production was not altered.

	•	On October 28, 2006, a fuel oil leakage of approximately 1,600 liters occurred in the rights of way of the Revolución Verde community in Ciudad Madero, Tamaulipas. Technical personnel of the company repaired the damaged pipeline within two days after the incident occurred and carried out an environmental clean-up in the streets and houses affected.

	•	On November 11, 2006, vandalism caused a hydrocarbon leak of approximately 70 liters in the Sánchez Magallanes field at La Trinidad community of the Cárdenas, Tabasco municipality. No material or personal damages were sustained.
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations
Annex
Table A1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil production by selected fields (quarterly)

					2004				2005				2006
	2000	2001	2002	2003	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	(Mbd)
Total	3,012	3,127	3,177	3,371	3,382	3,422	3,382	3,346	3,316	3,425	3,286	3,306	3,345	3,329	3,247	3,104

Northeast Marine Region	1,763	1,986	2,152	2,416	2,440	2,479	2,436	2,408	2,375	2,450	2,305	2,300	2,334	2,289	2,174	2,026
Akal and Nohoch	1,420	1,673	1,851	2,054	2,085	2,110	2,074	2,047	2,067	2,041	1,905	1,883	1,882	1,797	1,698	1,564
Ku	205	176	185	197	185	194	197	189	159	213	213	225	244	278	282	272
Zaap	30	26	21	41	53	53	54	68	53	77	75	71	82	76	66	62
Maloob	50	45	35	50	51	55	55	50	38	51	48	50	57	64	50	45
Chac	18	22	17	20	23	23	11	11	10	13	12	12	13	13	12	11
Kutz	—	5	9	13	9	12	13	13	10	14	11	11	12	12	12	12
Otros	40	40	32	41	34	33	31	30	37	40	39	48	44	50	56	59

Southwest Marine Region	622	554	452	398	389	391	388	384	381	394	390	419	428	454	498	519
Caan	182	163	133	114	107	109	109	106	102	100	95	94	93	90	86	84
Chuc	140	118	107	99	92	93	93	94	98	103	99	112	111	106	110	99
Abkatún	108	103	80	69	59	57	52	50	49	47	41	38	34	31	29	27
Taratunich	50	43	39	36	35	33	33	32	27	24	17	19	24	33	39	40
Pol	74	62	42	35	30	28	23	21	19	18	16	14	14	13	13	15
Otros	69	64	51	44	67	72	78	81	86	102	122	142	152	181	220	255

South Region	550	509	498	483	474	471	475	471	479	495	508	504	499	501	491	474
Puerto Ceiba	17	21	38	46	70	79	82	77	77	81	81	70	63	59	52	45
Samaria	83	83	71	73	66	64	60	59	60	64	68	69	66	64	64	61
Iride	45	43	43	44	45	46	46	48	48	50	51	52	51	50	46	46
Jujo	61	56	56	51	47	45	45	41	45	52	51	51	54	58	59	55
Cunduacán	24	22	21	23	24	24	28	28	28	30	27	25	23	23	21	18
Tecominoacán	32	29	27	23	21	19	18	19	20	22	23	25	28	31	30	26
Cárdenas	23	20	16	14	14	14	13	11	11	14	18	18	19	21	18	15
Sen	30	33	31	21	9	11	15	16	17	18	19	21	22	22	21	21
Pijije	4	5	9	12	12	11	11	10	10	12	14	14	14	15	15	14
Jolote	20	16	15	12	12	11	11	10	9	10	10	9	9	9	9	8
Cactus	11	12	10	12	11	11	11	10	11	9	9	8	8	9	9	8
Bellota	10	9	10	8	10	10	9	9	10	9	9	8	8	8	8	7
Chinchorro	10	10	9	10	10	9	8	8	8	8	8	7	7	7	7	8
Yagual	4	4	4	4	4	5	7	10	11	11	13	12	11	10	11	11
Rodador	2	2	3	7	7	7	6	5	5	5	5	6	4	4	5	5
Otros	174	144	136	122	111	107	107	108	108	101	104	110	111	112	117	123

North Region	77	79	75	74	80	80	82	83	81	86	84	83	84	85	84	85
Poza Rica	10	11	10	10	10	11	12	11	10	10	10	9	10	10	10	10
Arenque	6	8	8	9	8	8	8	9	10	10	9	9	8	9	8	8
Agua Fría	3	2	2	2	6	6	6	8	6	6	5	6	7	8	8	6
Tajín	2	1	1	3	6	6	6	5	6	6	6	6	6	5	5	5
Tamaulipas	8	8	7	5	5	5	5	5	5	5	5	5	5	5	5	5
Constituciones	7	7	6	5	5	5	5	5	5	5	5	5	5	5	5	5
Otros	42	41	40	39	39	38	40	38	39	43	43	43	43	43	44	47
Note: Numbers may not total due to rounding.
PEMEX Audited Financial Results Report as of December 31, 2006
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PEMEX	Corporate Finance Office — Investor Relations
Table A2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas production by selected fields (quarterly)

					2004				2005				2006
	2000	2001	2002	2003	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	(MMcfd)
Total	4,679	4,511	4,423	4,498	4,557	4,570	4,577	4,586	4,640	4,861	4,839	4,928	5,094	5,281	5,478	5,565

Northeast Marine Region	737	794	831	940	948	959	945	938	918	965	914	915	931	958	923	870
Akal and Nohoch	543	610	676	750	761	770	757	747	755	745	695	687	687	698	675	634
Ku	133	123	98	111	102	101	102	98	82	106	109	115	127	152	150	137
Otros	60	61	57	80	85	89	86	93	81	113	110	113	117	108	99	99

Southwest Marine Region	820	736	621	581	609	600	599	602	601	654	656	707	750	810	908	953
Caan	278	258	215	206	222	221	207	212	207	216	205	198	196	189	181	176
Chuc	177	148	131	119	105	92	92	92	97	108	117	130	118	113	121	109
Taratunich	75	67	65	67	69	65	67	62	54	49	32	37	57	73	87	81
Sinan	—	—	—	1	32	44	57	61	63	80	89	88	94	104	156	136
Abkatún	82	78	62	56	52	49	45	42	43	42	33	27	33	31	29	29
Uech	51	45	43	40	39	40	36	32	28	25	22	25	26	28	30	25
Otros	157	139	104	92	91	89	96	101	109	134	160	203	226	272	304	398

South Region	1,857	1,743	1,704	1,630	1,532	1,507	1,486	1,456	1,419	1,408	1,398	1,377	1,361	1,318	1,355	1,375
Muspac	216	212	235	215	171	146	133	128	124	116	117	104	92	86	81	78
Samaria	113	114	94	99	102	102	106	99	94	89	89	79	78	76	81	76
Catedral	134	123	124	128	111	104	95	92	82	75	71	68	66	54	53	49
Giraldas	96	102	103	96	91	90	87	87	83	78	69	67	64	61	63	63
Copano	79	86	80	82	84	84	74	72	70	68	64	59	60	55	53	51
Cunduacán	64	57	51	55	72	70	72	69	77	90	90	94	99	101	97	92
Iride	68	76	74	77	67	69	68	77	83	92	96	102	109	109	101	106
Puerto Ceiba	11	18	24	29	43	52	58	57	52	54	53	47	43	39	35	32
Jujo	82	81	71	58	47	46	48	41	46	53	59	59	64	54	54	57
José Colomo	63	60	47	37	37	35	35	35	35	35	36	35	32	31	28	29
Sen	86	92	91	64	25	30	38	39	41	45	47	53	56	57	55	55
Pijije	12	14	26	35	35	32	32	30	29	34	41	42	42	42	43	42
Luna	110	89	85	51	36	33	31	30	30	21	25	21	21	20	17	18
Tecominoacán	40	37	30	25	30	30	30	33	31	36	33	35	40	41	41	37
Saramako	—	—	2	14	21	23	32	36	29	28	25	22	20	19	16	14
Cárdenas	47	35	31	28	24	23	30	29	26	29	40	38	41	41	38	33
Cactus	21	22	19	25	26	25	27	23	25	23	22	22	20	23	24	19
Bellota	26	25	28	27	29	30	20	22	26	26	23	24	23	21	21	19
Otros	590	501	489	486	480	481	471	456	438	415	401	405	393	388	450	505

North Region	1,266	1,238	1,268	1,347	1,469	1,504	1,547	1,590	1,703	1,834	1,871	1,930	2,052	2,196	2,292	2,366
Culebra	320	274	219	201	179	164	153	182	182	185	167	153	157	161	171	183
Cuitláhuac	122	126	109	91	92	104	129	127	116	115	116	117	121	120	116	112
Arcos	199	175	148	141	128	115	90	82	76	81	101	109	104	101	100	78
Cocuite	18	27	45	90	112	99	102	92	84	77	71	65	57	52	55	52
Vistoso	—	—	—	8	59	79	85	95	111	118	119	120	120	116	118	113
Santa Rosalia	9	24	63	53	62	66	70	55	56	56	58	71	55	48	46	44
Corindón	26	40	59	59	62	49	44	44	45	41	36	49	48	49	46	46
Arcabuz	93	57	46	33	38	35	41	47	54	67	76	65	71	77	81	79
Torrecillas	1	5	21	34	36	46	38	36	36	41	41	43	43	35	38	35
Velero	2	9	13	22	41	36	38	38	50	50	49	51	54	65	73	91
Arenque	27	28	29	30	32	32	33	32	31	32	33	31	32	34	34	34
Copite	47	35	33	27	28	29	30	30	28	27	22	26	27	25	25	25
Otros	402	439	482	557	601	648	693	732	833	945	982	1,030	1,163	1,311	1,390	1,472
Note: Numbers may not total due to rounding.
PEMEX Audited Financial Results Report as of December 31, 2006
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations
Table A3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated balance sheets

	As of December 31,
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Current assets	304,629	384,924	26%	80,294	35,376

Cash & cash equivalents	125,724	188,684	50%	62,960	17,341
Accounts receivable	122,658	132,194	8%	9,536	12,149
Inventories	52,633	59,815	14%	7,183	5,497
Financial derivative instruments	3,614	4,231	17%	616	389

Properties and equipment	669,308	710,488	6%	41,180	65,296
Other assets	110,881	109,322	-1%	(1,558)	10,047

Total assets	1,084,818	1,204,734	11%	119,916	110,719

Short-term liabilities	171,143	169,927	-1%	(1,216)	15,617
Short-term debt(1)	37,558	63,841		26,283	5,867
Suppliers	32,216	35,759	11%	3,543	3,286
Accounts payable and accured expenses	10,803	14,063	30%	3,260	1,292
Taxes payable	70,762	43,376	-39%	(27,386)	3,986
Financial derivative instruments	19,804	12,888	-35%	(6,917)	1,184

Long-term liabilities	941,634	994,854	6%	53,220	91,430
Long-term debt(2)	521,924	505,475		(16,449)	46,455
Reserve for retirement payments, pensions and seniority premiums	390,890	454,578	16%	63,687	41,777
Other non-current liabilities(3)	26,762	30,371	13%	3,609	2,791
Deferred taxes	2,058	4,431	115%	2,373	407

Total liabilities	1,112,777	1,164,781	5%	52,004	107,047

Total equity	(27,959)	39,954		67,913	3,672

Total liabilities & equity	1,084,818	1,204,735	11%	119,916	110,719

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

(1)	Includes maturities shorter than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, Pemex Finance and RepconLux).

(2)	Includes maturities longer than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, Pemex Finance and Repcon Lux).

(3)	Corresponds to the balance of the reserve for dismantlement and abandonment activities, sundry creditors and others.
Note: Numbers may not total due to rounding.
PEMEX Audited Financial Results Report as of December 31, 2006
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations
Table A4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated income statement

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total sales	265,947	240,605	-10%	(25,342)	22,112	966,284	1,062,495	10%	96,211	97,647
Domestic sales(1)	142,262	133,019	-6%	(9,243)	12,225	525,583	546,738	4%	21,155	50,247
Exports	123,685	107,586	-13%	(16,099)	9,888	440,701	515,757	17%	75,056	47,400

Costs and expenses(2)	165,704	131,017	-21%	(34,687)	12,041	447,313	481,146	8%	33,833	44,219
Cost of sales	147,682	106,487	-28%	(41,195)	9,787	375,817	403,106	7%	27,289	37,047
Distribution expenses	6,999	7,023	0%	24	645	22,799	24,019	5%	1,220	2,207
Administrative expenses	11,022	17,507	59%	6,484	1,609	48,697	54,022	11%	5,325	4,965

Operating income	100,244	109,589	9%	9,345	10,072	518,971	581,348	12%	62,378	53,428

Comprehensive financing cost	717	2,799	290%	2,082	257	4,661	22,983	393%	18,322	2,112
Other expenses (revenues)	2,157	(8,835)		(10,992)	(812)	(12,317)	(69,742)		(57,425)	(6,409)

Income before taxes and duties	97,369	115,624	19%	18,255	10,626	526,627	628,107	19%	101,481	57,725

Taxes and duties	167,186	119,773	-28%	(47,413)	11,008	604,164	582,855	-4%	(21,309)	53,566

Hydrocarbon duties and other	164,900	119,773	-27%	(45,127)	11,008	583,131	582,855	0%	(276)	53,566

Special Tax on Production and Services (IEPS)	2,286	—		(2,286)		21,033			(21,033)	—

Initial cumulative effect due to the adoption of new accounting standards	(6,506.9)	—		6,507		(1,837)			1,837	—

Net income (loss)	(76,324)	(4,149)		72,175	(381)	(79,374)	45,252		124,627	4,159

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

(1)	Figures for 2005 include the Special Tax on Production and Services (IEPS), collected by PEMEX and then paid to the Mexican Government (as part of taxes and duties). Sales figures for 2006 do not include the IEPS, because the IEPS rate was negative throughout 2006.

(2)	Includes the cost of the reserve for retirment payments, pensions and indemnities.
Note: Numbers may not total due to rounding.
PEMEX Audited Financial Results Report as of December 31, 2006
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations
Table A5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Equity

	As of December 31,
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Total equity	(27,959)	39,954	-243%	67,913	3,672
Certificates of contribution “A”	93,445	93,445		—	8,588
Capitalized proceeds	81,505	128,468	58%	46,963	11,807
Effect of the reserve for retirement payments	(28,388)	(46,576)	64%	(18,188)	(4,280)
Comprehensive income	(6,782)	(1,699)	-75%	5,083	(156)
Restatement of equity	150,183	154,101	3%	3,917	14,162
Accumulated net income (losses)	(317,923)	(287,786)	-9%	30,138	(26,448)
From prior years	(238,549)	(333,038)	40%	(94,489)	(30,607)
Net income (loss) for the period	(79,374)	45,252		124,627	4,159

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.
Note: Numbers may not total due to rounding.
PEMEX Audited Financial Results Report as of December 31, 2006
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations
Table A6
Changes in financial position
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated statements of changes in financial position

	As of December 31,
	2005	2006	Change		2006
	(Ps. mm)				(US$mm)
Operating activities
Net income (loss)	(79,374)	45,252		124,627	4,159
Charges to operations not requiring the use of funds:	119,846	136,637	14%	16,791	12,557
Depreciation and amortization	54,931	63,293	15%	8,362	5,817
Other non-cash flow items	64,915	73,344	13%	8,428	6,741
Funds from net income (loss)	40,472	181,889	349%	141,417	16,716
Changes in working capital:	19,739	(50,843)		(70,582)	(4,673)
Accounts, notes receivable and other	9,571	(9,076)		(18,647)	(834)
Inventories	(6,291)	(2,581)	-59%	3,710	(237)
Intangible asset derived from actuarial computation of labor obligations and other assets	5,555	5,491	-1%	(65)	505
Suppliers	6,064	3,543	-42%	(2,520)	326
Other liabilities	4,840	(48,220)		(53,060)	(4,432)

Funds provided (used) by operating activities	60,210	131,046	118%	70,836	12,044

Financing activities
Bank loans	14,190	61,973	337%	47,784	5,696
Securities	179,877	95,900	-47%	(83,977)	8,814
Other financing	—	—		—	—
Amortization of bank loans	(58,162)	(131,741)	127%	(73,579)	(12,107)
Amortization of securities	(43,317)	(3,023)		40,293	(278)
Other items	(68,474)	(13,276)		55,198	(1,220)

Own financing activities
Minimum guaranteed dividends paid to the Mexican Government	(11,067)	(15,799)	43%	(4,732)	(1,452)
Other items	70,527	56,796		(13,731)	5,220

Funds provided (used) by financing activities	59,460	40,997	-31%	(18,463)	3,768

Investing activities
Acquisition of property, plants and equipment	(86,332)	(105,151)	22%	(18,819)	(9,664)
Sale of other permanent investments	1,131	(3,932)		(5,063)	(361)

Funds provided (used) by investing activities	(85,201)	(109,083)		(23,882)	(10,025)

Net increase in cash and cash equivalents	34,469	62,960	83%	28,491	5,786

Cash and cash equivalents at the beginning of the year	91,256	125,724	38%	34,469	11,554

Cash and cash equivalents at the end of the year	125,724	188,684	50%	62,960	17,341

Funds provided (used) by operating activities	60,210	131,046	118%	70,836	12,044
Funds provided (used) by investing activities	(85,201)	(109,083)	28%	(23,882)	(10,025)
Free cash-flow**	(24,991)	21,963		46,954	2,018

*	Derived from audited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

**	Free cashflow and discretionary free cashflow are not registered under the Financial Information Regulations (NIF) but are reconciled to NIF as set forth above.

Note: Numbers may not total due to rounding.
PEMEX Audited Financial Results Report as of December 31, 2006
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations
Table A7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Total sales, net income (loss) and total assets by segment
Figures in millions of constant pesos as of December 31, 2006

					Subsidiary
	Exploration and		Gas and Basic		Companies and	Intersegment
	Production	Refining(1)	Petrochemicals	Petrochemicals	Corporate	Eliminations	Total
Twelve months ending December 31, 2006
Total sales	857,769	436,787	213,713	30,160	681,507	(1,157,440)	1,062,495
External clients	—	392,220	133,664	20,855	515,757	—	1,062,495
Intersegment	857,769	44,567	80,049	9,305	165,750	(1,157,440)

Operating income (loss)	665,588	(79,907)	10,332	(11,425)	(3,303)	63	581,348

Net income (loss)	73,139	(34,046)	6,083	(17,376)	52,676	(35,224)	45,252

As of December 31, 2006
Assets	1,056,631	343,979	128,908	69,661	1,964,854	(2,359,299)	1,204,734

Twelve months ending December 31, 2005
Total sales	745,320	407,351	225,675	30,210	565,188	(1,007,460)	966,284
External clients	—	367,540	139,735	21,036	437,973		966,284
Intersegment	745,320	39,811	85,940	9,174	127,215	(1,007,460)	—

Operating income (loss)	546,995	(27,855)	10,292	(9,427)	(21,243)	20,208	518,970

Net income (loss)	(18,988)	(55,425)	6,953	(17,205)	(73,761)	79,052	(79,374)

As of December 31, 2005
Total assets	877,767	308,811	100,928	53,820	1,565,875	(1,822,383)	1,084,818

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of December 31, 2006.

(1)	External clients sales of Refining are net of IEPS in 2005. Refining did not collect IEPS in 2006, because the IEPS tax rate was negative in 2006.
Note: Numbers may not total due to rounding.
PEMEX Audited Financial Results Report as of December 31, 2006
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations
Table A8
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Cash payment of taxes (nominal figures)

	Fourth quarter (Oct. - Dec.)					Twelve months ending Dec. 31,
	2005	2006	Change		2006	2005	2006	Change		2006
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total taxes and duties	187,161	103,497	-45%	(83,664)	9,512	616,041	668,966	9%	52,925	61,480
Hydrocarbon duties and other	153,205	101,031	-34%	(52,175)	9,285	543,568	665,701	22%	122,133	61,180

Excess gains duty	33,917	2,358	-93%	(31,559)	217	54,298	6,515	-88%	(47,783)	599
Special Tax on Production and Services (IEPS)	39	108	181%	70	10	18,174 -	3,250	-118%	(21,424)	(299)
Note: Numbers may not total due to rounding.
PEMEX Audited Financial Results Report as of December 31, 2006
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations
If you need to contact Investor Relations or to be included in the distribution list, please call or send an e-mail to:

Telephone:	(52 55) 1944 9700
Voice mail:	(52 55) 1944 2500 ext. 59412
ri@dcf.pemex.com

Celina Torres	Andrés Brügmann
ctorresu@dcf.pemex.com	abrugmann@dcf.pemex.com

Rebeca González	Armando Acosta
rgonzalez@dcf.pemex.com	aacosta@dcf.pemex.com

Elizabeth Osman	Guillermo Regalado
eosman@dcf.pemex.com	gregalado@dcf.pemex.com

Paulina Nieto
pnietob@dcf.pemex.com
PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex Exploration and Production, Pemex Refining, Pemex Gas and Basic Petrochemicals and Pemex Petrochemicals. The principal subsidiary company is PMI, its international trading arm.
Amounts in US dollars are translated at the December 31, 2006 exchange rate of Ps. 10.881 per US dollar.
This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the National Banking and Securities Commission and the Securities and Exchange Commission, in our annual report, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.
We may include forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing, as amended, with the US Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.
The US Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F,as amended, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.
EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures.
PEMEX Audited Financial Results Report as of December 31, 2006
www.pemex.com

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May 8, 2007
PEMEX Unaudited Financial Results Report
as of March 31, 2007

PEMEX, Mexico’s oil and gas company and the tenth largest integrated oil company in the world, announced its unaudited consolidated financial results as of March 31, 2007[1].

1Q07 Financial Highlights	l Total sales decreased by 6%, as compared to the first quarter of 2006, reaching Ps. 235.9 billion in the first quarter of 2007 purchasing power parity (US$21.4 billion)[2]

l Income before taxes and duties decreased by 21%, as compared to the first quarter of 2006, to Ps. 123.8 billion (US$11.2 billion)

l EBITDA decreased by 10%, as compared to the first quarter of 2006, to Ps. 169.4 billion (US$15.4 billion)

l Net loss was Ps. 10.1 billion (US$0.9 billion) in the first quarter of 2007, as compared to net income of Ps. 8.1 billion in the first quarter of 2006
Table 1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Financial results summary

	First quarter (Jan. - Mar.)
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Total Sales	251,586	235,897	-6%	(15,689)	21,383
Domestic Sales	131,875	132,197	0.2%	322	11,983
Exports	119,711	103,700	-13%	(16,011)	9,400
Cost of Sales	79,351	88,073	11%	8,722	7,983
Gross Profit	172,235	147,824	-14%	(24,411)	13,399
Distribution and Administrative Expenses	18,560	18,163	-2%	(398)	1,646
CFC and Other Expenses (Revenues)	(2,884)	5,814		8,698	527

Income before Taxes and Duties	156,559	123,847	-21%	(32,712)	11,226
Taxes and Duties	148,481	133,990	-10%	(14,491)	12,145

Net Income (Loss)	8,078	(10,143)		(18,222)	(919)
EBITDA(1)	188,352	169,355	-10%	(18,997)	15,351
EBITDA / Financial Cost(2)	14.5	16.3

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) -formerly Mex GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with NIF. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2007.

(1)	Earnings Before Interests, Taxes, Depreciation and Amortization is a non US-GAAP measure, therefore we provide a reconciliation with net income. This measure includes the cost of the reserve for retirement payments, there was no IEPS payable during these periods.

(2)	Excludes capitalized interest.
Note: Numbers may not total due to rounding.

[1]	Petroleum Intelligence Weekly Ranking, December 2006.

[2]	Amounts in US dollars are translated at the March, 31, 2007, exchange rate of Ps. 11.0322 per dollar.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations

1Q07 Operational	l On March 30, 2007, natural gas production registered an unprecedented record of 6,005 million cubic feet per day (MMcfd)
Highlights
l In March of 2007, the Burgos and Veracruz projects registered new records in non- associated natural gas production of 1,397 and 893 MMcfd, respectively

l    As anticipated, crude oil production decreased by 187 thousand barrels per day (Mbd) or 6%, averaging 3,158 Mbd, due primarily to the decline in production of Cantarell; which was partially offset by an 88 Mbd production increase in the Ku-Maloob-Zaap project.

Operating Items
Exploration and Production

Crude Oil Production	During the first quarter of 2007, as expected, crude oil production averaged 3,158 Mbd, 6% less than the 3,345 Mbd produced during the first quarter of 2006.

Production of heavy crude oil decreased by 11%, while light and extra-light crude oil production increased by 7% and 16%, respectively.

Heavy crude oil production decreased primarily due to the decline in production of Cantarell, which was partially offset by an 88 Mbd production increase in the Ku-Maloob- Zaap project, due to the installation of the PB-KU-M platform in January 2007.

The increase in light and extra-light crude oil production was due to the completion and workover of wells in the Litoral de Tabasco and Abkatún-Pol-Chuc projects, located in the Southwest Marine Region.
Table 2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of liquid hydrocarbons

	First quarter (Jan.-Mar.)
	2006	2007	Change
	(Mbd)
Liquid hydrocarbons	3,785	3,579	-5%	(205)
Crude oil	3,345	3,158	-6%	(187)
Heavy	2,376	2,105	-11%	(271)
Light	800	858	7%	58
Extra-light	169	195	16%	26
Natural gas liquids(1)	440	421	-4%	(18)

(1)	Includes condensates.
Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations

Natural Gas Production	During the first quarter of 2007, an unprecedented natural gas production level was recorded, averaging 5,816 MMcfd, 14% greater than the average production recorded in the first quarter of 2006. On March 30, 2007, natural gas production registered a new record of 6,005 MMcfd.

The increase in non associated natural gas production was primarily due to the activity in the Northern Region. In March 2007, the Burgos and Veracruz assets registered new monthly records of non associated natural gas production of 1,397 and 893 MMcfd, respectively.

The production of associated natural gas increased by 253 MMcfd, due to greater production in the Crudo Marino Ligero and Ixtal-Manik projects, located in the Southwest Marine Region.

Gas Flaring	In the first quarter of 2007, gas flaring represented 5% of total natural gas production. The increase with respect to the first quarter of 2006 was primarily due to programmed maintenance and downtime in compression equipment in the Marine Region and gas processing centers.
Table 3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of natural gas and gas flaring

	First quarter (Jan.-Mar.)
	2006	2007	Change
	(MMcfd)
Total	5,094	5,816	14%	722
Associated	3,025	3,278	8%	253
Non associated	2,069	2,538	23%	469

Natural gas flaring	163	297	83%	135
Gas flaring / total production	3.2%	5.1%
Note: Numbers may not total due to rounding.

Completion of Wells	During the first quarter of 2007, PEMEX Exploration and Production completed 149 new wells, representing a reduction of 21 as compared to the first quarter of 2006. Of the completed wells, a 139 were development wells, a decrease of 14 wells, due to a planned decrease in the drilling equipment in the Burgos project located in the Northern Region.

Exploratory wells drilled totaled 10, a decrease of 7 as compared to the first quarter of 2006, as a result of decreases in activity in the Burgos and Veracruz projects in the Northern Region.

It should be highlighted that on March 31, 2007, the number of non associated gas production wells increased by 10%, to 2,949, as compared to March 31, 2007. This increase was due to the completion of wells in the Burgos and Veracruz projects, located in the Northern Region.
PEMEX Financial Results Report as of March 31, 2007.
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Table 4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Drilling activity and inventory of wells

	First quarter (Jan.-Mar.)
	2006	2007	Change
	(Number of
	wells)
Wells drilled	170	149	-12%	(21)
Development	153	139	-9%	(14)
Exploration	17	10	-41%	(7)

Total operating wells(1)	6,112	6,375	4%	263
Injection	265	278	5%	13
Production	5,847	6,097	4%	250
Crude	3,175	3,148	-1%	(27)
Non associated gas	2,672	2,949	10%	277

(1)	As of March 31, of each year
Note: Numbers may not total due to rounding.

Seismic Information	During the first quarter of 2007, no new 2D seismic information was acquired and the number of 3D seismic studies decreased by 68%, as compared to the same quarter of 2006. This was because PEMEX Exploration and Production focused its activities during the quarter on the analysis and interpretation of previous information in order to support exploratory and development activities.
Table 5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Seismic studies

	First quarter (Jan.-Mar.)
	2006	2007	Change
Seismic
2D (km)	364	—	-100%	(364)
3D (km2)	722	230	-68%	(492)
Note: Numbers may not total due to rounding. Numbers include seismic for exploration and development.

Discoveries	Our main discoveries during the first quarter of 2007 were:
Table 6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Main discoveries

Successful wells in
Project	1Q07	Geologic age	Initial production	Type
Burgos	Vigilante -1	Paleocene	4.2 MMcfd	Non associated natural gas
	Bonanza -1	Paleocene	4.6 MMcfd	Non associated natural gas
	Bato -1	Oligocene	4.4 MMcfd	Non associated natural gas

Julivá	Cráter - 1	Cretaceous	1998 bd & 16.94 MMcfd	Gas & condensates
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Cantarell	The main achievements in Cantarell during the first quarter of 2007 were the following:

• completion of 6 development wells,

• 19 workovers,

• 9 minor workovers, and

• completion of the 36” x 3 km gas pipeline from Akal G to compression Akal C6.

In 2007, we expect to make investments totaling Ps. 25.4 billion in Cantarell, which will allow an estimated average production of 1,526 Mbd from this area.

Ku Maloob Zaap (KMZ)	During February 2007, the Ku-Maloob-Zaap project registered a production record of 496 Mbd, after the platform KU-M started operations. In addition, during the first quarter of 2007, production increased by 88 Mdb.

By the end of the second quarter of 2007, we expect to inject 300 MMfcd of nitrogen to maintain pressure in reservoirs and to drill 11 development wells.

In 2007, we expect to make investments totaling Ps. 26.3 billion in the Ku-Maloob-Zaap project in order to reach an estimated production of 500 Mbd.

Yúum K´ak´n ´aab: Lord of the Sea	The Floating Production, Storage and Offloading (FPSO) vessel Yùum K’ak’náab, Lord of the Sea, will begin operations by the end of the second quarter of 2007. It will be the first FPSO vessel operating in the Gulf of Mexico.

The FPSO vessel offers the following advantages:

• the possibility of obtaining extra economic value in heavy crude oil production in the Campeche Sound;

• an increase in our production flexibility in the Northeast Marina Region;

• blend different types of crude in order to maintain a “Maya” type mix and satisfy the export market; and

• the ability to store up to 2.2 MMb and a maximum unload capacity of 1.2 MMbd.

After the vessel is commissioned, 50% of the FPSO cost will be paid (US$758 MM); the remaining 50% will be paid over 15 years, conditioned on the supplier’s performance during the operational period.
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Gas and Basic Petrochemicals

Gas Processing and Dry Gas Production	During the first quarter of 2007, total on-shore natural gas processing increased by 9%, as compared to the first quarter of 2006. This increase was attributable to a 47%, or 356 MMcfd, increase in sweet wet gas processing due to higher production in the Burgos Basin. The processing of sour wet gas decreased by 5 MMcfd, primarily due to compression equipment downtime in Atasta.

Consequently, during the first quarter of 2007, dry gas production increased by 11%, whereas natural gas liquids production decreased by 4%, as compared to the same period of 2006, due to a decrease in condensates production, from 95 to 80 Mbd.
Table 7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas processed and dry gas production

	First quarter (Jan.-Mar.)
	2006	2007	Change
	(MMcfd)
On-shore gas processed	4,017	4,368	9%	351
Sour wet gas	3,253	3,248	-0.1%	(5)
Sweet wet gas	764	1,119	47%	356

Production
Dry gas	3,284	3,645	11%	361
Natural gas liquids (Mbd)(1)	440	421	-4%	(18)

(1)	Includes other streams to fractionation.
Note: Numbers may not total due to rounding.

Infrastructure Works	During the second quarter of 2007, we expect that the Burgos-Monterrey LPG pipeline will start operating. This 12” pipeline should be able to transport 30 Mbd of LPG to the Monterrey, Saltillo and La Laguna area. Gasoductos de Chihuahua, established in 1997 by PEMEX – Gas y Petroquímica Básica and El Paso Corporation, is responsible for the construction and maintenance of the pipeline.

On January 15, 2007, PEMEX Gas and Basic Petrochemicals began the construction of cryogenic plants 5 and 6, in the Burgos Gas Processing Center (GPC). Each plant will have a processing capacity of 200 MMcfd.
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Refining

Processing	During the first quarter of 2007, total crude oil processing increased by 5%, as compared to the same period of the previous year. The increase was due primarily to the maintenance during 2006, which decreased production during that period.

The 0.4% decrease in heavy crude oil processing and the 9% increase in light crude oil processing during the first quarter of 2007 reflected our strategy to maximize diesel and gasoline production and to minimize fuel oil production.
Table 8
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil processing

	First quarter (Jan.-Mar.)
	2006	2007	Change
	(Mbd)
Total processed	1,265	1,326	5%	62
Heavy Crude	519	517	-0.4%	(2)
Light Crude	745	809	9%	64
Note: Numbers may not total due to rounding.

Capacity Utilization	As a consequence of the increase in our crude oil processing during the first quarter of 2007, our primary distillation capacity utilization rate increased from 82.1% to 86.1%.

Production	During the first quarter of 2007, production of refined products increased by 42 Mbd, as compared to the same period of 2006, reaching an average of 1,584Mbd.

Gasoline and diesel production increased by 5% and by 11%, respectively, whereas fuel oil production decreased by 4%, due to higher crude oil processing, an increase in the coking capacity utilization and fewer programmed downtimes during 2007, as compared to programmed maintenance during the first quarter of 2006.
Table 9
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Refining production

	First quarter (Jan.-Mar.)
	2006	2007	Change
	(Mbd)
Total production	1,542	1,584	3%	42
Gasolines	450	472	5%	22
Fuel oil	334	320	-4%	(13)
Diesel	317	351	11%	34
Liquefied petroleum gas (LPG)(1)	247	239	-3%	(9)
Jet Fuel	62	68	9%	6
Other(2)	132	135	2%	2

(1)	Excludes butilene and propilene and includes isobutanes from Pemex — Gas

(2)	Includes mainly parafines, furfural extract and aeroflex.
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Variable Refining Margin	In the first quarter of 2007, PEMEX’s variable refining margin increased by 41%, as compared to the first quarter of 2006[3], from US$4.9 to US$6.9 per barrel, primarily as a result of the higher international prices of refined products and the increase in capacity utilization in the first quarter of 2007.

Franchises	As of March 31, 2007, the number of franchised gas stations was 7,699, 6% more than the 7,268 franchises registered on March 31, 2006.

Vessel Fleet Renovation	On April 16, 2007, the commencement of the fleet renovation program of PEMEX Refining was announced. The program contemplates the renovation of up to 10 vessels and is intended to support the transportation of refined products in the Pacific Coast. The first stage will involve the renovation of 5 vessels with a total cost of US$231 million and will be implemented through a leasing program which contemplates the purchase of the vessels at the expiration of the lease.

[3]	The variable refining margin is an estimate of the operating income per barrel of crude oil processed. Operating income is calculated as total revenues minus the cost of raw materials, fuel oil and natural gas used to operate the refineries, and electric power, water and catalysts (auxiliary services)
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Petrochemicals

Production	During the first quarter of 2007, total petrochemicals production was 2,914 thousand tons (Mt), 11% greater than the production recorded in the same quarter of 2006. This increase was primarily driven by:

• higher production of aromatics such as toluene, benzene and paraxylene, due to maintenance during 2006 which caused production during that period to fall below normal levels;

• higher production of derivatives of aromatics (hydrogen and BTX liquids –benzene, toluene and xylene–) for the same reason; and

• greater production of ethylene oxide, due to a catalyst renovation and lower maintenance

This increase was partially offset by a decrease in ammonia and carbon dioxide production, due to higher natural gas prices, and a decrease in vinyl chloride, due to programmed maintenance in February 2007.
Table 10
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of petrochemicals

	First quarter (Jan.-Mar.)
	2006	2007	Change
	(Mt)
Total production	2,625	2,914	11%	289
Methane derivatives
Ammonia	209	180	-14%	(29)
Methanol	23		—	—
Ethane derivatives
Ethylene	259	263	1%	3
Ethylene oxide	80	94	18%	15
Low density polyethylene	78	68	-13%	(10)
High density polyethylene	37	45	22%	8
Vinyl chloride	50	39	-22%	(11)
Aromatics and derivatives
Toluene	25	53	109%	28
Ethylbenzene	30	37	24%	7
Benzene	16	36	119%	20
Propylene and derivatives
Polypropylene	82	80	-3%	(2)
Others(1)	1,736	2,019	16%	283
Other products
Other subproducts

(1)	Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, clorhidric acid, muriatic acid,
Note: Numbers may not total due to rounding.

Infrastructure Works	In April of 2007, the commercial production of lineal polyethylene began at the Swing plant in the Morelos Petrochemical Complex. The plant has a production capacity of 300 Mt per year of low and/or high linear polyethylene, alternatively. This represents an increase of 60% in the production capacity of this product: reaching 800 Mt per year. Total investment was US$193 million.
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International Trade4

Crude Oil Exports	During the first quarter of 2007, crude oil exports averaged 1,711 Mbd, 15% less than the volume recorded during the first quarter of 2006, as a result of a decrease in crude oil production and shipment delays due to adverse weather conditions in January 2007.

Approximately 85% of total crude oil exports were heavy crude oil (Maya); the remainder were light and extra-light crude oil (Isthmus and Olmeca).

81% of total crude oil exports were delivered to the United States, while the remaining 19% was distributed among Europe (8%), the rest of the Americas (8%) and the Far East (4%).

The weighted average export price of the Mexican crude oil basket was US$47.3 per barrel, as compared to US$50.2 per barrel, in the first quarter of 2006; hence, representing a 6% decrease in the first quarter of 2007.

Refined Products and Petrochemicals’	Exports of refined products averaged 213 Mbd, 29% greater than during the first quarter of 2006, primarily due to an increase in exports of fuel oil. Long residue and fuel oil were the main exported refined products.
Exports
Petrochemical exports decreased by 11%, or 22 Mt, totaling 184 Mt., due to lower exports of ammonia and polyethylene. Ethylene and sulphur were the main exported products.

Natural Gas Exports	As a consequence of the increase in natural gas production, exports reached 187 MMcfd during the first quarter of 2007, as compared to 26 MMcfd recorded during the same period in 2006.
Table 11
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Exports(1)

	First quarter (Jan.-Mar.)
	2006	2007	Change
Crude oil exports (Mbd)(2)
Total	2,003	1,711	-15%	(292)
Heavy	1,598	1,459	-9%	(139)
Light	138	27	-81%	(111)
Extra-light	267	225	-16%	(42)
Average price (US$/b)	50.2	47.3	-6%	(3)
Refined products (Mbd)	165	213	29%	48
Petrochemicals (Mt)	206	184	-11%	(22)
Natural Gas (MMcfd)	26	187	610%	160

(1)	Source: PMI. Does not consider third party operations by PMI.

(2)	Excludes the volume of crude oil under processing agreements.

[4]	According to data provided by PMI Comercio Internacional (PMI).
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Imports	In the first quarter of 2007, natural gas imports averaged 328 MMcfd, 11% less than those recorded during the same period in 2006, primarily due to higher natural gas production.

Imports of refined products decreased by 8%, from 448 to 411 Mbd. This decrease was primarily attributable to an increase in imports of fuel oil, residual fuel oil, diesel and regular gasoline which was partially offset by an increase in imports of premium gasoline. During the first quarter of 2007, the main imported products were gasoline and diesel.

Petrochemical imports decreased by 21%, to 110 Mt, primarily due to lower methanol, ammonia and aromatics (toluene, xylene mix and butane mix) imports. The main imported products were methanol and butane mix.
Table 12
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Imports(1)

	First quarter (Jan.-Mar.)
	2006	2007	Change
Natural gas (MMcfd)	369	328	-11%	(41)
Refined products (Mbd)(2)	448	411	-8%	(37)
Petrochemicals (Mt)	138	110	-21%	(28)

(1)	Source: PMI except natural gas imports. Does not consider third party trading operations by

(2)	Includes the volume of imported products under processing agreements. Also includes 81 Mbd and 87 Mbd of LPG for the first quarters of 2006 and 2007, respectively.
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Financial Results as of March 31, 2007
Sales

Total Sales	During the first quarter of 2007, total sales decreased by 6% in constant pesos, as compared to the first quarter of 2006, from Ps. 251.6 to Ps. 235.9 billion. This decrease was primarily due to lower volumes and prices of crude oil exports.

Domestic Sales	During the first quarter of 2007, domestic sales increased by 0.2%, from Ps. 131.9 billion to Ps. 132.2 billion:

•    Natural gas sales decreased by 5%, from Ps. 19.8 billion to Ps. 18.8 billion, due to a decrease in the average price of natural gas from US$7.44 to US$6.32 per million British Thermal Unit (MMBtu), which was only partially offset by a 7% increase in the volume of natural gas sold, from 2,722 MMcfd to 2,925 MMcfd.

• Sales of refined products increased by 0.9%, from Ps. 106.9 billion to Ps. 107.9 billion. Refined products sales volume increased by 2%, from 1,795 Mbd to 1,830 Mbd.

• Petrochemical product sales increased by 7%, from Ps. 5.1 billion to Ps. 5.5 billion, primarily as a result of a 9%volume increase, from 918 to 1,000 Mt.
Table 13
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Domestic sales*

	First quarter (Jan. - Mar.)
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Domestic sales	131,875	132,197	0.2%	322	11,983
Natural gas	19,827	18,826	-5%	(1,001)	1,706
Refined products including IEPS	106,914	107,894	1%	980	9,780
Refined products	106,914	107,894	1%	980	9,780
Gasoline	52,817	54,697	4%	1,880	4,958
Diesel	21,858	22,355	2%	497	2,026
LPG	13,971	14,115	1%	144	1,279
Other	18,268	16,727	-8%	(1,541)	1,516
Petrochemical products	5,135	5,478	7%	343	497

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with NIF. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2007.

Note: Numbers may not total due to rounding.
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Table 14
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Volume of domestic sales(1)

	First quarter (Jan.-Mar.)
	2006	2007	Change
Natural gas (MMcfd)	2,722	2,925	7%	203
Refined products (Mbd)	1,795	1,830	2%	35
Gasoline	699	742	6%	43
Diesel	335	348	4%	13
LPG	321	321	-0.2%	(1)
Other	439	419	-5%	(20)
Petrochemicals (Mt)	918	1,000	9%	82
Note: Numbers may not total due to rounding.

Exports	During the first quarter of 2007, export sales totaled Ps. 103.7 billion (US$9.4 billion), 13% less than the exports recorded in the first quarter of 2006, of Ps. 119.7 billion:

•    Crude oil and condensates export sales decreased by 18%, from Ps. 109.9 billion to Ps. 90.2 billion, primarily as a result of a 15% volume decrease, from 2,003 Mbd to 1,711 Mbd, and a 6% decrease in the weighted average crude oil export price, from US$50.2 to US$47.3 per barrel.

• Refined products export sales increased by 40%, from Ps. 9.1 billion to Ps. 12.8 billion, while the volume of exports of refined products increased by 29%, from 165 Mbd to 213 Mbd.

• Petrochemical products export sales decreased by 2%, from Ps. 0.67 to Ps. 0.65 billion, and the volume of petrochemical exports decreased by 11%, from 206 to 184 Mt.[5]
Table 15
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Exports

	First quarter (Jan. - Mar.)
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Total exports	119,711	103,700	-13%	(16,011)	9,400
Crude oil and condensates	109,899	90,243	-18%	(19,656)	8,180
Refined products	9,147	12,806	40%	3,660	1,161
Petrochemical products	665	650	-2%	(15)	59

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with NIF. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2007.

Note: Numbers may not total due to rounding.

5	Since the composition of imports and exports of petrochemical products differs, the effect of changes in prices may be different for imports and exports.
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Costs and Operating Expenses

Total Amount	In the first quarter of 2007, costs and operating expenses increased by 9%, or Ps. 8.3 billion, as compared to the first quarter of 2006, to Ps. 106.2 billion (US$9.6 billion), primarily due to an increase in depreciation and amortization, and in the cost of reserve for retirement payments and indemnities.

Cost of Sales	In the first quarter of 2007, cost of sales increased by 11%, or Ps. 8.7 billion, as compared to the first quarter of 2006, to Ps. 88.1 billion (US$8.0 billion). The increase was the result of the following:

• an increase of Ps. 5.3 billion in depreciation and amortization,

• a favorable effect of Ps. 2.3 billion in variation of inventories,

• an increase of Ps. 1.2 billion in the cost of the reserve for retirement payments, and indemnities,

• an increase of Ps. 0.9 billion in maintenance expenses,

• an increase of Ps. 0.8 billion in operational expenses,

• a decrease of Ps. 1.8 billion in product purchases.

Distribution Expenses	During the first quarter of 2007, distribution expenses increased by 3%, from Ps. 5.7 to Ps. 5.9 billion (US$0.5 billion).

Administrative Expenses	During the first quarter of 2007, administrative expenses decreased from Ps. 12.8 to Ps. 12.3 billion (US$1.1 billion), primarily due to a decrease in operational expenses of Ps. 1.0 billion, driven by the adjustments in annual benefits as a result of medical services provided after retirement and a decrease in amounts paid to external services providers.

Cost of the Reserve for Retirement Payments	During the first quarter of 2007, the cost of the reserve for retirement payments, pensions and indemnities increased from Ps. 18.1 to Ps. 20.1 billion.[6]
Operating Income

In the first quarter of 2007, operating income totaled Ps. 129.7 billion (US$11.8 billion), 16% less than operating income for the first quarter of 2006 of Ps. 153.7 billion.
Comprehensive Financing Cost

Total Amount	During the first quarter of 2007, comprehensive financing cost increased by Ps. 6.4 billion from Ps. 3.8 to Ps. 10.2 billion (US$0.9 billion). This increase was primarily caused by:

• a decrease of Ps. 5.6 billion in monetary gain,

• an increase of Ps. 3.4 billion in foreign exchange losses, and

• a decrease of Ps. 2.5 billion in net interest and financial products expense.

[6]	This cost is distributed among cost of sales, distribution expenses and administrative expenses.
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Net Interest and Financial Products[7]	In the first quarter of 2007, net interest and financial products expense decreased by 32%, from Ps. 7.8 to Ps. 5.3 billion (US$0.5 billion).

Interest expense decreased by Ps. 2.6 billion, while interest income decreased by Ps. 0.1 billion.

Foreign Exchange loss	In the first quarter of 2007, PEMEX recorded a net foreign exchange loss of Ps. 7.8 billion (US$0.7 billion), as compared to the net foreign exchange loss of Ps. 4.5 billion in the first quarter of 2006.

This increase was primarily a consequence of the 1.4% depreciation of the peso-dollar exchange rate during the first quarter of 2007, as compare to the 1.0% depreciation recorded during the same period of 2006.

Monetary gain	In the first quarter of 2007, the monetary gain was Ps. 3.0 billion (US$0.3 billion), representing a decrease of Ps.5.6 billion as compared to the first quarter of 2006.
Table 16
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Comprehensive financing cost

	First quarter (Jan. - Mar.)
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Comprehensive financing cost	3,790	10,224	170%	6,435	927
Financial income**	(5,170)	(5,079)	-2%	91	(460)
Financial cost**	12,994	10,419	-20%	(2,574)	944

Foreign exchange loss (gain)	4,479	7,837	75%	3,358	710

Monetary loss (gain)	(8,513)	(2,953)	-65%	5,560	(268)

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with NIF. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2007.

**	The financial cost and financial income include the effect of financial derivatives.

7	Includes the effect of financial derivatives
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Other Revenues

In the first quarter of 2007, other net revenues totaled Ps. 4.4 billion (US$0.4 billion), as compared to Ps. 6.7 billion during the first quarter of 2006, primarily due to a reduction in income attributable to the negative IEPS tax[8].
Income before Taxes and Duties

During the first quarter of 2007, income before taxes and duties was Ps. 123.8 billion (US$11.2 billion), as compared to Ps. 156.6 billion recorded in 2006. The 21% decrease was primarily the result of:

• a decrease of Ps. 24.0 billion in operating income,

• an increase of Ps. 6.4 billion in comprehensive financing cost, and

• a decrease of Ps. 2.3 billion in other net revenues.
Taxes and Duties9

Total Amount	During the first quarter of 2007, taxes and duties paid decreased by 10%, from Ps. 148.5 to Ps. 134.0 billion, considering the inflationary effect, primarily due to a decrease in the operational income.

During the first quarter of each of 2006 and 2007, PEMEX did not pay IEPS tax[10] because the average producer price of gasoline and diesel was higher than the retail price of these products. Instead, PEMEX received a IEPS credit, which is reflected in “other revenues” in the income statement equal to the amount by which its revenues derived from sales of these products in Mexico, calculated at the producer price plus transportation cost, would have exceeded the revenues actually realized based on the retail prices of these products.

[8]	During 2006 and 2007, the average production cost of gasoline and diesel was higher than the retail price, or final price. In accordance with the Mexico’s Income Tax Law of 2006 and 2007, the difference between the average production price of gasoline and diesel and the retail or final price, when the former is higher that the latter, has been and will be credited against other taxes and duties paid by PEMEX.

[9]	Since January 1, 2006, PEMEX has been subject to a new fiscal regime. As a result of this new tax regime, taxes and duties as a percentage of total sales decreased from 59% in 2006 to 57% in 2007. However, this figure still positions PEMEX among the oil companies with the highest tax burden worldwide. PEMEX — Exploration and Production’s tax regime is governed by the Federal Duties Law, while the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEMEX-Exploration and Production is the ordinary hydrocarbons duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEMEX — Exploration and Production pays other duties.

[10]	The Special Tax on Production and Services (IEPS) is paid by the end consumer of gasoline and automotive diesel and PEMEX is an intermediary between the Ministry of Finance (Secretaría de Hacienda y Crédito Público) and the end consumer. PEMEX collects the IEPS and passes it on to the federal government. The difference between the retail price and the estimated producer price of gasoline and diesel is primarily IEPS. The Ministry of Finance determines the retail price of gasoline and diesel. The estimated producer price of gasoline and diesel is based on the production cost of production at an efficient refinery located in the Gulf of Mexico plus transportation costs.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

16/32

PEMEX	Corporate Finance Office — Investor Relations
Table 17
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Taxes and duties

	First quarter (Jan. - Mar.)
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Total taxes and duties	148,481	133,990	-10%	(14,491)	12,145
Hydrocarbon duties	144,239	130,217	-10%	(14,023)	11,803

Ordinary hydrocarbons duty	—	113,764		113,764	10,312

Duty on crude oil extraction	144,239	—		(144,239)	—

Extraordinary duty on crude oil exports	—	2,315		2,315	210

Duty on hydrocarbons for the stabilization fund	—	13,753		13,753	1,247
Duty on hydrocarbons for the fund for scientific and technological research on energy	—	94		94	9
Duty for fiscal monitoring of oil activities	—	6		6	1
Inflation recognition	—	286		286	26

Excess gains duty	1,775	—		(1,775)	—
Other taxes and duties	2,467	3,774	53%	1,307	342

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with NIF. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2007.

Note: Numbers may not total due to rounding.
Net Income

During the first quarter of 2007, PEMEX recorded a net loss of Ps. 10.1 billion (US$0.9 billion), as compared to net income of Ps. 8.1 billion during the first quarter of 2006. The Ps. 18.2 billion reduction in net income is primarily explained by the effect of non cash charges:

• a Ps.5.2 billion increase in depreciation and amortization,

• a Ps. 2.0 billion increase in the cost of reserve for retirement payments and indemnities,

• a Ps. 3.4 billion increase in foreign exchange loss, and

• a Ps. 5.6 billion decrease in monetary gain.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

17/32

PEMEX	Corporate Finance Office — Investor Relations
EBITDA

During the first quarter of 2007, EBITDA decreased by 10%, from Ps. 188.4 to Ps. 169.4 billion (US$15.4 billion).
Table 18
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
EBITDA reconciliation

	First quarter (Jan. - Mar.)
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Net income (loss)	8,078	(10,143)		(18,222)	(919)
+ Taxes and duties	148,481	133,990	-10%	(14,491)	12,145
+ Comprehensive financing cost	3,790	10,224	170%	6,435	927
+ Depreciation and amortization	9,951	15,186	53%	5,236	1,377
+ Cost of the reserve for retirement payments	18,052	20,097	11%	2,045	1,822

EBITDA	188,352	169,355	-10%	(18,997)	15,351

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with NIF. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2007.

Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

18/32

PEMEX	Corporate Finance Office — Investor Relations
Total Assets

As of March 31, 2007, our assets totaled Ps. 1,205.9 billion (US$109.3 billion), representing a 4% increase, or Ps. 45.0 billion, as compared to total assets as of March 31, 2006. The variation in the components of total assets were as follows:

• properties and equipment increased by 6%, or Ps. 40.3 billion,

• cash and cash equivalents increased by 28%, or Ps. 38.7 billion,

• accounts receivable decreased by 23%, or Ps. 38.0 billion,

• financial derivative instruments increased by 320%, or Ps. 4.7 billion,

• the value of inventories increased by 6%, or Ps. 3.1 billion, and

• other assets decreased by 3.4%, or Ps. 3.8 billion.
Total Liabilities

Total amount	Total liabilities decreased by 0.4%, to Ps. 1,172.1 billion (US$106.2 billion):

•    short-term liabilities decreased by 15%, or Ps. 28.0 to Ps. 164.7 billion (US$14.9 billion), primarily as a result of a decrease in taxes and duties payable, which was partially offset by an increase in the current portion of long-term debt, i. e. remaining maturities of less than twelve months

•    long term liabilities increased by 2%, or Ps. 23.2 to Ps. 1,007.5 billion (US$91.3 billion), primarily due to the increase in the reserve for retirement payments, which was partially offset by a 9% decrease in long-term debt.

Reserve for Retirement Payments	The reserve for retirement payments increased by 16%, from Ps. 407.1billion to Ps. 473.1 billion (US$42.9 billion) according to actuarial studies.
Equity

Equity increased by Ps. 49.8 billion, from Ps. (16.0) billion at March 31, 2006 to Ps. 33.8 billion (or US$3.1 billion at March 31, 2007). The variation in equity was due to:

• a payment from the government to PEMEX in the amount of Ps. 46.8 billion, paid in accordance with the Federal Expenditure Budget for the 2006 fiscal year,

• a decrease of Ps. 18.4 billion in the negative effect of the reserve for retirement payments,

• a decrease of Ps. 12.2 billion in cumulative net losses, due to net income generated in 2006,

• an increase of Ps. 1.8 billion in comprehensive income due to the application of Bulletin C-10 “Derivative Financial Instruments and Hedging Operations”, and

• an increase of Ps. 7.3 billion due in the restatement of equity. This item is linked to the restatement of fixed assets.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

19/32

PEMEX	Corporate Finance Office — Investor Relations
Results by Segment

Operating Income	During the first quarter of 2007, PEMEX ´s operating income totaled Ps.129.7 billion (US$11.8 billion), representing a 16% decrease as compared to the first quarter of 2006 operating income of Ps. 153.7 billion.

• PEMEX Exploration and Production’s operating income totaled Ps. 137.4 billion (US$12.5 billion), Ps. 30.4 billion less than in 2006,

• PEMEX Gas and Basic Petrochemicals’ operating income totaled Ps. 3.4 billion (US$0.3 billion), Ps.1.2 billion greater than in 2006,

• PEMEX Refining’s operating loss totaled Ps. 11.2 billion (US$1.0 billion), Ps. 0.2 billion lower than in 2006,

• PEMEX Petrochemicals’ operating loss totaled Ps. 2.9 billion (US$0.3 billion), Ps. 2.4 billion less than in 2006.
Changes in Financial Position

Funds provided by Operating Activities	Funds provided by operating activities totaled Ps. 9.8 billion (US$0.9 billion) in the first quarter of 2007, as compared to Ps. 18.5 billion in the first quarter of 2006. The Ps. 8.7 billion decrease was primarily due to the decrease in net income and a decrease in funds provided by financing activities.

Funds Provided by Financing Activities	Funds provided by financing activities totaled Ps. 4.3 billion (US$0.4 billion), as compared to Ps. 17.1 billion in the first quarter of 2006 . The Ps. 12.8 billion decrease was primarily due to a Ps. 22.2 billion decrease in the proceeds from bank loans and debt market funding.

Funds used in Investing Activities	Funds used in investing activities totaled Ps. 25.2 billion (US$2.3 billion), as compared to Ps. 21.9 billion in the first quarter of 2006, primarily due to greater investments in properties and equipment.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

20/32

PEMEX	Corporate Finance Office — Investor Relations
Investing and Financing and Activities
Investing Activities

2007	Estimated capital expenditures for 2007 total Ps. 162.9 billion (US$14.5 billion), out of which PIDIREGAS investments represent Ps. 154.8 billion (US$13.8 billion).

The allocation of total capital expenditures by subsidiary entity is as follows:

• Ps. 139.6 billion for Exploration and Production ,

• Ps. 18.4 billion for Refining,

• Ps. 3.1 billion for Gas and Basic Petrochemicals, and

• Ps. 1.6 billion for Petrochemicals.

Additionally, Ps. 0.2 billion for Corporate.

These amounts are subject to budgetary adjustments.
Financing Requirements

Funding activities	During the first quarter of 2007, US$534 million of new financing was raised in the international financial markets through Export Credit Agencies (ECA ´s).

2007 Funding Program	PEMEX is planning to raise between US$1 billion and US$2 billion to finance its investment program for 2007. This amount is subject to changes in the investment program of PEMEX and budgetary adjustments.
Total Debt

Total Amount	Total consolidated debt[11], including accrued interest, totaled Ps. 578.9 billion (US$52.5 billion) at March 21, 2007. This figure represents a decrease of 0.4%, or Ps. 2.3 billion, as compared to the total at March 31, 2006, primarily due to a decrease in long-term debt:

• Debt with less than twelve months maturity totaled Ps. 78.2 billion (US$7.1 billion),

• Long-term debt totaled Ps. 500.6 billion (US$45.4 billion).

Net Debt	Net debt or the difference between total debt and cash equivalents, decreased by Ps. 41.0 billion, from Ps. 440.6 billion at March 31. 2006 to Ps. 399.6 billion (US$36.2 billion) at March 31, 2007.

[11]	Total consolidated debt is comprised by documented debt of Petróleos Mexicanos, the PemexProject Funding Master Trust, the Fideicomiso F/163, RepCon Lux S.A. and PEMEX Finance, Ltd.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

21/32

PEMEX	Corporate Finance Office — Investor Relations
Table 19
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated total debt

	As of March 31,
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Total debt	581,152	578,881	-0.4%	(2,271)	52,472
Short-term	31,967	78,244	145%	46,278	7,092
Long-term	549,185	500,636	-9%	(48,549)	45,380
Cash & cash equivalents	140,565	179,313	28%	38,747	16,254
Total net debt	440,586	399,568	-9%	(41,019)	36,218

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with NIF. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2007.

Note: Numbers may not total due to rounding.

Maturity Profile	The following table shows the maturity profile of PEMEX’s total debt:
Table 20
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Maturity profile

		As of March 31,
		(Ps. mm)	US$mm
Documented debt in pesos		110,896	10,052
	2007	13,453	1,219
	January - March 2008	444	40
	April 2008 - March 2009	4,389	398
	April 2009 - March 2010	26,013	2,358
	April 2010 - March 2011	7,572	686
	April 2011 and beyond	59,026	5,350

Documented debt in other currencies		467,984	42,420
	2007	48,335	4,381
	January - March 2008	16,013	1,451
	April 2008 - March 2009	50,567	4,584
	April 2009 - March 2010	44,173	4,004
	April 2010 - March 2011	54,104	4,904
	April 2011 and beyond	254,793	23,095

Total debt		578,881	52,472

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with NIF. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2007.

Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

22/32

PEMEX	Corporate Finance Office — Investor Relations

Duration	The following table presents average duration of debt exposure:
Table 21
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Average duration of debt exposure

	As of March 31,
	2006	2007	Change
	(Years)
U.S. Dollars	4.2	4.0	(0.18)
Mexican pesos	2.1	2.3	0.1
Euros	1.5	3.4	1.9
Japanese yen	2.1	1.6	(0.5)
Swiss francs	0.2	0.0	(0.2)
Total	3.8	3.6	(0.1)
Note: Numbers may not total due to rounding.

Interest Rate Risk	PEMEX ´s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of March 31, 2007, approximately 61% of PEMEX’s debt exposure carried fixed interest rates, and the remaining 39% carried floating rates.

Debt Exposure	The following table sets forth PEMEX’s debt exposure to currency and interest rate risk:
Table 22
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Debt exposure
(excluding accrued interest)

	As of March 31,
	2006	2007	2006	2007	2006	2007
			Percentage
	By currency		At fixed rate		At floating rate
U.S. Dollars	80.0%	79.9%	65.1%	64.9%	34.9%	35.1%
Mexican pesos	19.8%	20.0%	49.0%	47.1%	51.0%	52.9%
Euros	0.003%	0.001%	38.5%	100.0%	61.5%	0.0%
Japanese yen	0.13%	0.10%	100.0%	100.0%	0.0%	0.0%
Swiss francs	0.0001%	—	—	—	100.0%	—
Total	100.0%	100.0%	61.9%	61.4%	38.1%	38.6%
Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

23/32

PEMEX	Corporate Finance Office — Investor Relations
Other Relevant Topics

3rd Financed Public Work Contracts	During the first quarter of 2007, Petroleos Mexicanos finished its third Financed Public Work Contracts (FPWC) bidding process for the Burgos Basin. The process comprised three contracts, two for the execution of development, infrastructure and maintenance services for non associated gas in the Nejo and Monclova blocks and the third for development, infrastructure and maintenance services for non associated gas in the Euro block.

Only the first two contracts were awarded. The maximum term for the awarded contracts is 15 years, during which the aggregate investments are expected to total US$1,345 million. During the first three years, investments are expected to amount to at least, US$177 million.

No proposals were presented for the Euro block. Hence, PEMEX will reassess the terms and conditions for this contract and define a new strategy for the new bidding process.

Incidents	During the first months of 2007, the following incidents occurred in the states of Veracruz and Tabasco:

• On January 22, 2007, vandalism caused an ethane leakage in the Pemex -Coatzacoalcos pipeline, causing an explosion. The incident was detected and controlled with no personal injuries reported.

•     On April 23, 2007, a fire was registered in the wellhead SEN 95, located in Nacajuca, Tabasco. The incident was controlled without environmental damage, although unfortunately, one worker from Supertrol, Inc died and two workers suffered minor injuries.

• On April 25, 2007, an accident in the Sonora rig occurred. Unfortunately, three workers from PEMEX died and four workers from contracting firms suffered serious injuries.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

24/32

PEMEX	Corporate Finance Office — Investor Relations
Annex
Table A1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil production by selected fields (quarterly)

						2005				2006				2007
	2000	2001	2002	2003	2004	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
	(Mbd)
Total	3,012	3,127	3,177	3,371	3,383	3,316	3,425	3,286	3,306	3,345	3,329	3,247	3,104	3,158

Northeast Marine Region	1,763	1,986	2,152	2,416	2,441	2,375	2,450	2,305	2,300	2,334	2,289	2,174	2,026	2,074
Akal and Nohoch	1,420	1,673	1,851	2,054	2,079	2,067	2,041	1,905	1,883	1,882	1,797	1,698	1,564	1,529
Ku	205	176	185	197	191	159	213	213	225	244	278	282	272	310
Zaap	30	26	21	41	57	53	77	75	71	82	76	66	62	89
Maloob	50	45	35	50	53	38	51	48	50	57	64	50	45	55
Chac	18	22	17	20	17	10	13	12	12	13	13	12	11	11
Kutz	—	5	9	13	12	10	14	11	11	12	12	12	12	12
Otros	40	40	32	41	32	37	40	39	48	44	50	56	59	69

Southwest Marine Region	622	554	452	398	388	381	394	390	419	428	454	498	519	522
Caan	182	163	133	114	108	102	100	95	94	93	90	86	84	75
Chuc	140	118	107	99	93	98	103	99	112	111	106	110	99	96
Abkatún	108	103	80	69	54	49	47	41	38	34	31	29	27	27
Taratunich	50	43	39	36	33	27	24	17	19	24	33	39	40	39
Pol	74	62	42	35	25	19	18	16	14	14	13	13	15	18
Otros	69	64	51	44	75	86	102	122	142	152	181	220	255	268

South Region	550	509	498	483	473	479	495	508	504	499	501	491	474	475
Puerto Ceiba	17	21	38	46	77	77	81	81	70	63	59	52	45	42
Samaria	83	83	71	73	62	60	64	68	69	66	64	64	61	67
Iride	45	43	43	44	46	48	50	51	52	51	50	46	46	46
Jujo	61	56	56	51	44	45	52	51	51	54	58	59	55	53
Cunduacán	24	22	21	23	26	28	30	27	25	23	23	21	18	16
Tecominoacán	32	29	27	23	20	20	22	23	25	28	31	30	26	25
Cárdenas	23	20	16	14	13	11	14	18	18	19	21	18	15	15
Sen	30	33	31	21	13	17	18	19	21	22	22	21	21	21
Pijije	4	5	9	12	11	10	12	14	14	14	15	15	14	14
Jolote	20	16	15	12	11	9	10	10	9	9	9	9	8	7
Cactus	11	12	10	12	11	11	9	9	8	8	9	9	8	9
Bellota	10	9	10	8	9	10	9	9	8	8	8	8	7	7
Chinchorro	10	10	9	10	9	8	8	8	7	7	7	7	8	8
Yagual	4	4	4	4	6	11	11	13	12	11	10	11	11	11
Rodador	2	2	3	7	6	5	5	5	6	4	4	5	5	5
Otros	174	144	136	122	108	108	101	104	110	111	112	117	123	129

North Region	77	79	75	74	81	81	86	84	83	84	85	84	85	87
Poza Rica	10	11	10	10	11	10	10	10	9	10	10	10	10	10
Arenque	6	8	8	9	8	10	10	9	9	8	9	8	8	8
Agua Fría	3	2	2	2	7	6	6	5	6	7	8	8	6	5
Tajín	2	1	1	3	6	6	6	6	6	6	5	5	5	7
Tamaulipas	8	8	7	5	5	5	5	5	5	5	5	5	5	5
Constituciones	7	7	6	5	5	5	5	5	5	5	5	5	5	5
Otros	42	41	40	39	39	39	43	43	43	43	43	44	47	48
Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

25/32

PEMEX	Corporate Finance Office — Investor Relations
Table A2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas production by selected fields (quarterly)

						2005				2006				2007
	2000	2001	2002	2003	2004	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q
	(MMcfd)
Total	4,679	4,511	4,423	4,498	4,573	4,640	4,861	4,839	4,928	5,094	5,281	5,478	5,565	5,816

Northeast Marine Region	737	794	831	940	947	918	965	914	915	931	958	923	870	992
Akal and Nohoch	543	610	676	750	759	755	745	695	687	687	698	675	634	740
Ku	133	123	98	111	101	82	106	109	115	127	152	150	137	146
Otros	60	61	57	80	88	81	113	110	113	117	108	99	99	106

Southwest Marine Region	820	736	621	581	603	601	654	656	707	750	810	908	953	985
Caan	278	258	215	206	215	207	216	205	198	196	189	181	176	171
Chuc	177	148	131	119	95	97	108	117	130	118	113	121	109	107
Taratunich	75	67	65	67	66	54	49	32	37	57	73	87	81	79
Sinan	—	—	—	1	48	63	80	89	88	94	104	156	136	140
Abkatún	82	78	62	56	47	43	42	33	27	33	31	29	29	29
Uech	51	45	43	40	37	28	25	22	25	26	28	30	25	23
Otros	157	139	104	92	94	109	134	160	203	226	272	304	398	435

South Region	1,857	1,743	1,704	1,630	1,495	1,419	1,408	1,398	1,377	1,361	1,318	1,355	1,375	1,365
Muspac	216	212	235	215	145	124	116	117	104	92	86	81	78	76
Samaria	113	114	94	99	102	94	89	89	79	78	76	81	76	107
Catedral	134	123	124	128	100	82	75	71	68	66	54	53	49	44
Giraldas	96	102	103	96	89	83	78	69	67	64	61	63	63	60
Copano	79	86	80	82	78	70	68	64	59	60	55	53	51	50
Cunduacán	64	57	51	55	71	77	90	90	94	99	101	97	92	85
Iride	68	76	74	77	70	83	92	96	102	109	109	101	106	108
Puerto Ceiba	11	18	24	29	53	52	54	53	47	43	39	35	32	29
Jujo	82	81	71	58	45	46	53	59	59	64	54	54	57	58
José Colomo	63	60	47	37	36	35	35	36	35	32	31	28	29	29
Sen	86	92	91	64	33	41	45	47	53	56	57	55	55	54
Pijije	12	14	26	35	32	29	34	41	42	42	42	43	42	42
Luna	110	89	85	51	32	30	21	25	21	21	20	17	18	18
Tecominoacán	40	37	30	25	31	31	36	33	35	40	41	41	37	28
Saramako	—	—	2	14	28	29	28	25	22	20	19	16	14	11
Cárdenas	47	35	31	28	27	26	29	40	38	41	41	38	33	31
Cactus	21	22	19	25	26	25	23	22	22	20	23	24	19	20
Bellota	26	25	28	27	25	26	26	23	24	23	21	21	19	14
Otros	590	501	489	486	472	438	415	401	405	393	388	450	505	502

North Region	1,266	1,238	1,268	1,347	1,528	1,703	1,834	1,871	1,930	2,052	2,196	2,292	2,366	2,475
Culebra	320	274	219	201	169	182	185	167	153	157	161	171	183	154
Cuitláhuac	122	126	109	91	113	116	115	116	117	121	120	116	112	100
Arcos	199	175	148	141	104	76	81	101	109	104	101	100	78	69
Cocuite	18	27	45	90	101	84	77	71	65	57	52	55	52	42
Vistoso	—	—	—	8	80	111	118	119	120	120	116	118	113	100
Santa Rosalia	9	24	63	53	63	56	56	58	71	55	48	46	44	48
Corindón	26	40	59	59	50	45	41	36	49	48	49	46	46	43
Arcabuz	93	57	46	33	40	54	67	76	65	71	77	81	79	97
Torrecillas	1	5	21	34	39	36	41	41	43	43	35	38	35	34
Velero	2	9	13	22	38	50	50	49	51	54	65	73	91	105
Arenque	27	28	29	30	32	31	32	33	31	32	34	34	34	33
Copite	47	35	33	27	29	28	27	22	26	27	25	25	25	23
Otros	402	439	482	557	669	833	945	982	1,030	1,163	1,311	1,390	1,472	1,625
Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations
Table A3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated balance sheet

	As of March 31,
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Current assets	359,824	368,311	2%	8,487	33,385

Cash & cash equivalents	140,565	179,313	28%	38,747	16,254
Accounts receivable	165,886	127,843	-23%	(38,043)	11,588
Inventories	51,897	54,965	6%	3,068	4,982
Financial derivative instruments	1,475	6,190	320%	4,715	561

Properties and equipment	688,589	728,848	6%	40,259	66,065
Other assets	112,513	108,732	-3%	(3,781)	9,856

Total assets	1,160,926	1,205,891	4%	44,965	109,306

Short-term liabilities	192,671	164,656	-15%	(28,015)	14,925
Short-term debt(1)	31,967	78,244	145%	46,278	7,092
Suppliers	22,984	24,699	7%	1,715	2,239
Accounts payable and accrued expenses	30,632	12,779	-58%	(17,853)	1,158
Taxes payable	93,586	35,135	-62%	(58,451)	3,185
Financial derivative instruments	13,503	13,799	2%	296	1,251

Long-term liabilities	984,266	1,007,471	2%	23,205	91,321
Long-term debt(2)	549,185	500,636	-9%	(48,549)	45,380
Reserve for retirement payments, pensions and seniority premiums	407,063	473,056	16%	65,993	42,880
Other non-current liabilities(3)	28,018	29,308	5%	1,290	2,657
Deferred taxes	—	4,471		4,471	405

Total liabilities	1,176,937	1,172,127	-0.4%	(4,810)	106,246

Total equity	(16,011)	33,764		49,775	3,060

Total liabilities & equity	1,160,926	1,205,891	4%	44,965	109,306

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) -formerly Mex GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with NIF. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2007.

(1)	Includes maturities shorter than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, Pemex Finance and RepconLux).

(2)	Includes maturities longer than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, Pemex Finance and Repcon Lux).

(3)	Corresponds to the balance of the reserve for dismantlement and abandonment activities, sundry creditors and others.
Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations
Table A4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated income statement

	First quarter (Jan. - Mar.)
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Total sales	251,586	235,897	-6%	(15,689)	21,383
Domestic sales	131,875	132,197	0.2%	322	11,983
Exports	119,711	103,700	-13%	(16,011)	9,400

Costs and expenses(1)	97,911	106,236	9%	8,325	9,630
Cost of sales	79,351	88,073	11%	8,722	7,983
Distribution expenses	5,728	5,895	3%	167	534
Administrative expenses	12,833	12,268	-4%	(565)	1,112

Operating income	153,675	129,662	-16%	(24,014)	11,753

Comprehensive financing cost	3,790	10,224	170%	6,435	927
Other expenses (revenues)(2)	(6,674)	(4,410)		2,264	(400)

Income before taxes and duties	156,559	123,847	-21%	(32,712)	11,226

Taxes and duties	148,481	133,990	-10%	(14,491)	12,145

Hydrocarbon duties and other	148,481	133,990	-10%	(14,491)	12,145

Net income (loss)	8,078	(10,143)		(18,222)	(919)

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) -formerly Mex GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with NIF. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2007.

(1)	Includes the cost of the reserve for retirment payments, pensions and indemnities.

(2)	Includes revenues from the negative rate of the Special Tax on Production and Services (IEPS)
Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations
Table A5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Equity

	As of March 31,
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Total equity	(16,011)	33,764	-311%	49,775	3,060
Certificates of contribution “A”	94,306	94,306		—	8,548
Capitalized proceeds	82,872	129,650	56%	46,778	11,752
Effect of the reserve for retirement payments	(28,649)	(47,005)	64%	(18,356)	(4,261)
Comprehensive income	(3,511)	(1,673)	-52%	1,838	(152)
Restatement of equity	151,742	159,063	5%	7,321	14,418
Accumulated net income (losses)	(312,771)	(300,578)	-4%	12,193	(27,246)
From prior years	(320,850)	(290,435)	-9%	30,415	(26,326)
Net income (loss) for the period	8,078	(10,143)		(18,222)	(919)

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with NIF. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2007.

Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations
Table A6
Changes in financial position
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Consolidated statements of changes in financial position

	As of March 31,
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Operating activities
Net income (loss)	8,078	(10,143)		(18,222)	(919)
Charges to operations not requiring the use of funds:	28,003	35,283	26%	7,281	3,198
Depreciation and amortization	9,951	15,186	53%	5,236	1,377
Other non-cash flow items	18,052	20,097	11%	2,045	1,822
Funds from net income (loss)	36,081	25,140	-30%	(10,941)	2,279
Changes in working capital:	(17,611)	(15,371)		2,240	(1,393)
Accounts, notes receivable and other	(43,247)	4,481		47,728	406
Inventories	1,353	8,946	561%	7,592	811
Intangible asset derived from actuarial computation of labor obligations and other assets	(612)	(208)	-66%	404	(19)
Suppliers	(9,528)	(11,389)	20%	(1,861)	(1,032)
Other liabilities	34,422	(17,201)		(51,623)	(1,559)
Funds provided by (used) in operating activities	18,470	9,769	-47%	(8,701)	886

Financing activities	16,520	4,325	-74%	(12,195)	392

Bank loans	8,961	—	-100%	(8,961)	—
Securities	19,165	5,894	-69%	(13,271)	534
Other financing	1,893	—		(1,893)	—
Amortization of bank loans	(12,474)	—	-100%	12,474	—
Amortization of securities	(1,024)	(4,260)	316%	(3,236)	(386)
Amortization of other financing	—	—		—	—
Other items	—	2,692		2,692	244
Own financing activities	617	—	-100%	(617)	—

Equity movements	617	—		(617)	—
Funds provided by (used) in financing activities	17,137	4,325	-75%	(12,812)	392

Investing activities
Acquisition of property, plants and equipment	(23,071)	(27,006)	17%	(3,935)	(2,448)
Sale of other permanent investments	1,148	1,804		656	164
Other items	—	—		—	—
Funds provided by (used) in investing activities	(21,923)	(25,202)		(3,279)	(2,284)

Net increase in cash and cash equivalents	13,684	(11,108)	-181%	(24,792)	(1,007)

Cash and cash equivalents at the beginning of the year	126,881	140,565	11%	13,684	12,741

Cash and cash equivalents at the end of the year	140,565	129,457	-8%	(11,108)	11,735

Funds provided by (used) in operating activities	18,470	9,769	47%	(8,701)	886
Funds provided by (used) in investing activities	(21,923)	(25,202)	15%	(3,279)	(2,284)
Free cash-flow**	(3,453)	(15,433)		(11,980)	(1,399)

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) -formerly Mex GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with NIF. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2007.

**	Free cashflow is not registered under NIF but are reconciled to NIF as set forth above.
Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations
Table A7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Total sales, net income (loss) and total assets by segment
Figures in millions of constant pesos as of March 31, 2007

					Subsidiary
	Exploration and		Gas and Basic		Companies and	Intersegment
	Production	Refining(1)	Petrochemicals	Petrochemicals	Corporate	Eliminations	Total
Three months ending March 31, 2007
Total sales	181,649	102,639	53,018	13,084	143,138	(257,631)	235,897
External clients	—	93,779	33,363	5,055	103,700	—	235,897
Intersegment	181,649	8,860	19,655	8,029	39,438	(257,631)	—

Operating income (loss)	137,369	(11,210)	3,436	(2,856)	3,095	(172)	129,662

Net income (loss)	(2,927)	(9,069)	2,605	(2,939)	(17,185)	19,372	(10,143)

As of March 31, 2007
Assets	1,090,522	333,777	135,926	71,444	2,062,206	(2,487,985)	1,205,891

Three months ending March 31, 2006
Total sales	203,885	101,935	54,880	6,359	163,875	(279,348)	251,586
External clients	—	93,530	33,422	4,706	119,928	—	251,586
Intersegment	203,885	8,405	21,458	1,653	43,947	(279,348)	—

Operating income (loss)	167,807	(11,437)	2,263	(5,266)	(3,837)	4,146	153,676

Net income (loss)	17,581	(8,800)	1,778	(6,048)	8,422	(4,854)	8,079

As of March 31, 2006
Assets	937,889	321,981	119,994	53,242	1,662,322	(1,934,503)	1,160,925

*	Derived from unaudited consolidated financial statements prepared in accordance with Financial Information Regulations (NIF) issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with NIF. Accordingly, peso figures are presented in constant Mexican pesos as of March 31, 2007.

(1)	External clients sales of Refining are net of the Special Tax on Production and Services (IEPS).
Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations
If you need to contact Investor Relations or to be included in the distribution list, please call or send an e-mail to:

Telephone:	(52 55) 1944 9700
Voice mail:	(52 55) 1944 2500 ext. 59412
ri@dcf.pemex.com
Celina Torres
ctorresu@dcf.pemex.com
Rebeca González
rgonzalez@dcf.pemex.com
Elizabeth Osman
eosman@dcf.pemex.com
Eduardo Ruíz-Healy Álvarez
eruizh@dcf.pemex.com
Andrés Brügmann
abrugmann@dcf.pemex.com
Guillermo Regalado
gregalado@dcf.pemex.com
Paulina Nieto
pnietob@dcf.pemex.com
PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are PEMEX Exploration and Production, PEMEX Refining, PEMEX Gas and Basic Petrochemicals and PEMEX Petrochemicals. The principal subsidiary company is PMI, Comercio Internacional S.A. de C.V., its international trading arm.
Amounts in US dollars are translated at the March 31, 2007 exchange rate of Ps. 11.0322 per US dollar.
This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.
We may include forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.
The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.
EBITDA and free cash-flow are non-NIF measures.
PEMEX Financial Results Report as of March 31, 2007.
www.pemex.com

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July 31, 2007
PEMEX Unaudited Financial Results Report
as of June 30, 2007

PEMEX, Mexico’s oil and gas company and the tenth largest integrated oil company in the world[1], announced its unaudited consolidated financial results as of June 30, 2007.

2Q07 Financial Highlights
l     Total sales decreased by 5% as compared to the second quarter of 2006, amounting to Ps. 277.6 billion in the second quarter of 2007, in pesos with June 30, 2007 purchasing power parity (US$25.7 billion)[2]

l Income before taxes and duties increased by 8%, as compared to the second quarter of 2006, to Ps. 176.6 billion (US$16.4 billion)

l EBITDA decreased by 3%, as compared to the second quarter of 2006, to Ps. 217.9 billion (US$20.2 billion)

l Net income was Ps. 37.1 billion (US$3.4 billion) in the second quarter of 2007, as compared to net income of Ps. 8.1 billion in the second quarter of 2006
Table 1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Financial results summary

	Second quarter (Apr. - Jun.)					Six months ending Jun. 30,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total Sales	292,616	277,578	-5%	(15,039)	25,714	543,192	512,526	-6%	(30,665)	47,480
Domestic Sales	141,564	147,181	4%	5,617	13,635	272,909	278,846	2%	5,937	25,832
Exports	151,053	130,397	-14%	(20,656)	12,080	270,283	233,680	-14%	(36,603)	21,648
Cost of Sales	111,473	109,614	-2%	(1,859)	10,155	190,505	197,333	4%	6,829	18,281
Gross Profit	181,144	167,963	-7%	(13,180)	15,560	352,687	315,193	-11%	(37,494)	29,199
Distribution and Administrative Expenses	17,050	19,664	15%	2,614	1,822	35,536	37,753	6%	2,218	3,497
CFC and Other Expenses (Revenues)	983	(28,255)		(29,238)	(2,618)	(1,890)	(22,464)		(20,573)	(2,081)

Income before Taxes and Duties	163,111	176,554	8%	13,444	16,356	319,041	299,903	-6%	(19,138)	27,783

Taxes and Duties	151,030	139,483	-8%	(11,546)	12,922	298,914	272,935	-9%	(25,979)	25,284

Net Income (Loss)	12,081	37,071	207%	24,990	3,434	20,127	26,968	34%	6,841	2,498

EBITDA(1)	225,213	217,935	-3%	(7,277)	20,189	412,808	386,751	-6%	(26,057)	35,828
EBITDA / Financial Cost(2)	20.5	13.5				17.2	14.6

*	Derived from unaudited consolidated financial statements prepared in accordance w ith Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) –formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance w ith Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

(1)	Earnings Before Interests, Taxes, Depreciation and Amortization is a non US-GAAP measure, therefore w e provide a reconciliation w ith net income on page 19. This measure excludes the cost of the reserve for retirement payments.

(2)	Excludes capitalized interest.

Note: Numbers may not total due to rounding.

[1]	Petroleum Intelligence Weekly ranking, December 2006.

[2]	Amounts in US dollars are translated at the June 30, 2007, exchange rate of Ps. 10.7946 per dollar.
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations

2Q07 Operational Highlights	l During the second quarter of 2007, total natural gas production was 14% higher than production during the second quarter of 2006

l On June 26, 2007, natural gas production registered an unprecedented level of 6,299 million cubic feet (MMcf)

l  As anticipated, crude oil production decreased by 163 thousand barrels per day (Mbd) or 5%, averaging 3,166 Mbd, due primarily to the decline in production of Cantarell, which was partially offset by a 76 Mbd production increase at the Ku-Maloob-Zaap asset.

Operating Items
Exploration and Production

Crude Oil Production	During the second quarter of 2007, as expected, crude oil production averaged 3,166 Mbd, 5% less than the 3,329 Mbd produced during the second quarter of 2006.

Production of heavy crude oil decreased by 8%, while light and extra-light crude oil production increased by 0.4% and 17%, respectively.

Heavy crude oil production decreased primarily due to the decline in production of the Cantarell asset, which was partially offset by a 76 Mbd production increase at the Ku-Maloob-Zaap asset, due to the installation of PB-KU-S platform in May 2007.

The increase in light and extra-light crude oil production resulted from the completion of wells in the Litoral de Tabasco project, located in the Southwestern Marine region.
Table 2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of liquid hydrocarbons

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2006	2007	Change		2006	2007	Change
	(Mbd)					(Mbd)
Liquid hydrocarbons	3,778	3,593	-5%	(185)	3,781	3,586	-5%	(195)
Crude oil	3,329	3,166	-5%	(163)	3,337	3,162	-5%	(175)
Heavy	2,330	2,134	-8%	(196)	2,353	2,119	-10%	(233)
Light	830	833	0.4%	3	815	846	4%	30
Extra-light	169	199	17%	29	169	197	16%	28
Natural gas liquids(1)	449	427	-5%	(22)	444	424	-5%	(20)

(1)	Includes condensates.

Note: Numbers may not total due to rounding.

Natural Gas Production	During the second quarter of 2007, natural gas production was 14% greater than the average production recorded in the second quarter of 2006. On June 26, 2007, natural gas production registered a new record of 6,299 MMcf.

The increase in non-associated natural gas production, of 429 MMcfd, was primarily due to the activity in the Lankahuasa, Burgos and Veracruz projects, located in the Northern region.

The production of associated natural gas increased by 322 MMcfd, due to greater production from the Crudo Marino Ligero project located in the Southwestern Marine region and greater production from wells at Cantarell, in the transition zone of the gas-oil contact, in the Northeastern Marine region.
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations

Gas Flaring	In the second quarter of 2007, gas flaring represented 5.8% of total natural gas production. The increase with respect to the second quarter of 2006 was primarily due to programmed maintenance, increase in gas production with high nitrogen content in the Northeast Marine region, and downtime in compression equipment in the Marine regions.
Table 3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary
Companies Production of natural gas and gas flaring

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2006	2007	Change		2006	2007	Change
	(MMcfd)				(MMcfd)
Total	5,281	6,033	14%	752	5,188	5,925	14%	737
Associated	3,072	3,394	10%	322	3,048	3,336	9%	288
Non-associated	2,210	2,639	19%	429	2,140	2,589	21%	449

Natural gas flaring	228	353	55%	125	195	325	66%	130
Gas flaring / total production	4.3%	5.8%			3.8%	5.5%

Note: Numbers may not total due to rounding.

Completion of Wells	During the second quarter of 2007, PEMEX completed 169 new wells, 10 fewer than during the second quarter of 2006. Of the completed wells, 157 were development wells, 2 fewer than in the second quarter of 2006 due to a planned decrease in drilling equipment at the Burgos project located in the Northern region.

Exploratory wells drilled totaled 12, 8 fewer as compared to the second quarter of 2006. This decrease was a result of a decrease in drilling equipment at the Burgos project and reduced activity at the Lankahuasa, Campeche Oriente, Campeche Poniente, and Crudo Ligero projects.

By June 30, 2007, the number of non-associated gas production wells was 2,993, a 9% increase as compared to the number of non-associated gas production wells operating at June 30, 2006. This increase was due to the completion of wells in the Burgos and Veracruz projects located in the Northern Region.
Table 4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary
Companies Drilling activity and inventory of wells

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2006	2007	Change		2006	2007	Change
	(Number of				(Number of
	wells)				wells)
Wells drilled	179	169	-6%	(10)	349	318	-9%	(31)
Development	159	157	-1%	(2)	312	296	-5%	(16)
Exploration	20	12	-40%	(8)	37	22	-41%	(15)

Total operating wells(1)					6,136	6,393	4%	257
Injection					261	277	6%	16
Production					5,875	6,116	4%	241
Crude					3,118	3,123	0.2%	5
Non associated gas					2,757	2,993	9%	236

(1)	As of June 30 of each year.

Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations

Seismic Information	During the second quarter of 2007, the length covered by 2D seismic studies decreased 65%, while the area covered by 3D seismic studies increased by 54% as compared to the same quarter of 2006. The decrease in 2D studies was due to the delay in tendering the Almagres contract, and increase in 3D studies was due to greater availability of equipment for the acquisition of 3D seismic data.
Table 5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Seismic studies

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2006	2007	Change		2006	2007	Change
Seismic information
2D (km)	306	106	-65%	(200)	3,632	1,432	-61%	(2,200)
3D (km2)	614	946	54%	332	7,305	3,075	-58%	(4,230)

Note: Numbers may not total due to rounding.

Numbers include seismic studies for both exploration and development.

Deep Water Exploration Program	To develop deep water activities, drilling equipment, with a capacity for 3 thousand feet, is operating, also, three rigs have been installed, two for 7 thousand feet and one for 10 thousand feet, which will start operations by 2010.

Currently, the Lalail 1 well is being drilled in water depths beyond 1,500 feet. This exploratory well has reached its scheduled depth.

Discoveries	Our main discoveries during the second quarter of 2007 were:
Table 6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Main discoveries

Successful wells in
Project	2Q07	Geologic age	Initial production	Type
Burgos	Calibrador -1	Paleocene	3.4 MMcfd	Non associated gas

Julivá	Pache-1	Cretaceous	3.3 Mbd & 9.74 MMcfd	Associated gas & condensates
	Tajón-1	Cretaceous	4.5 Mbd & 3.0 MMcfd	Associated gas & condensates
PEMEX Financial Results Report as of June 30, 2007.
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PEMEX	Corporate Finance Office — Investor Relations

Cantarell	The main developments in Cantarell during the second quarter of 2007 were the following:

• completion of 7 development wells,

• 21 workovers,

• 13 minor workovers,

• completion of the Takín A platform, and

• drilling of 2 horizontal wells.

The program of events for the second half of 2007 includes the:

• beginning of operations of pipelines at Takin A and Akal TQ platforms,

• completion of 18 development wells,

• drilling of 2 subsea completion wells,

• beginning of operations of two trains at the Nitrogen Recovery Unit in Ciudad Pemex, each with a processing capacity of 300 MMcfd,

• construction of crude and gas pipelines for the Akal DB and BN platforms, and

• completion of 3 horizontal wells.

Ku Maloob Zaap (KMZ)	On June 23, 2007, the Ku-Maloob-Zaap project registered a production record of 563 Mbd after seven new wells started operations in May and June.

During the second quarter of 2007, the PB-KU-S platform began operations, which permitted to increase crude production from KMZ to a level exceeding 500 Mbd. In addition four marine pipelines with a total length of 14.4 km were completed. Furthermore, on June 18, el Señor de Mar, a floating production, storage and offloading (FPSO) vessel, began operating.

During the second half of the year, we expect to:

• begin operations at PB-Zaap-C and PB-KU-H production platforms,

• complete five pipelines with a total length of 18.2 km,

• drill 12 development wells, and

• inject 300 MMcfd of nitrogen.

Integrated Service Contracts	During the second quarter of 2007, Pemex-Exploration and Production signed its first Integrated Service contract for crude oil extraction with a private company.

The Integrated Service Contract program aims to increase production in mature fields by 200 Mbd by 2011 through integration of reservoir engineering, infrastructure design and development of complementary works in a single contract. These new contracts differ from the Financed Work Contracts utilized by Pemex-Exploration and Production.

The first Integrated Service contract was granted to Grupo Diavaz de Mexico for work in the Ébano-Pánuco fiels, which still contain significant crude oil reserves.
PEMEX Financial Results Report as of June 30, 2007.
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PEMEX	Corporate Finance Office — Investor Relations

Financed Public Work Contracts for Pipeplines	On May 15, 2007, Pemex-Exploration and Production announced the solicitation of bids for the first of four contracts to assure the integrity of hydrocarbon transport systems that it plans to award through competitive bidding.

The first contract will be for an amount approximately US$414 million. Work should begin under the contract in January 2008. This work will take place in the pipelines and transportation facilities located in the states of Tabasco, Veracruz, Chiapas and Oaxaca, including the commercialization center of Palomas, the strategic storage center of Tuzandepetl, the Cardenas pumping center and more than 1,700 km of pipelines.

This model is a novel structure to contract services for PEMEX. We expect it to provide:

• assurance of safety during project execution, including maintenance and technical assistance;

• sharing best practices and technology during execution;

• flexibility in execution with respect to rehabilitations, other concepts and optimization;

• alignment of interests based on performance indicators;

• improved corporate governance; and

• a sustainable development strategy.

2007-2011 Plan for Hiring Vessels	In April 2007, PEMEX announced a plan for hiring vessels for logistics and maintenance. The objective is to promote greater industry participation in the bidding process which will be announced in the coming months and to specify the requirements for each vessel.
PEMEX Financial Results Report as of June 30, 2007.
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PEMEX	Corporate Finance Office — Investor Relations
Gas and Basic Petrochemicals

Gas Processing and Dry Gas Production	During the second quarter of 2007, total on-shore natural gas processing increased by 7% as compared to the second quarter of 2006. This increase was attributable to a 26%, or 239 MMcfd, increase in sweet wet gas processing due to higher production in the Burgos Basin. The processing of sour wet gas increased by 64 MMcfd, primarily due to an increase in production from the Marine regions.

Consequently, during the second quarter of 2007, dry gas production increased by 8%. Natural gas liquids production, in contrast, decreased by 5% as compared to the same period of 2006, due to a reduction in the production of condensates from 99 to 79 Mbd.
Table 7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas processed and dry gas production

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2006	2007	Change		2006	2007	Change
	(MMcfd)				(MMcfd)
On-shore gas processed	4,123	4,426	7%	303	4,070	4,397	8%	327
Sour wet gas	3,214	3,278	2%	64	3,234	3,263	1%	30
Sweet wet gas	909	1,148	26%	239	837	1,134	36%	297

Production
Dry gas	3,386	3,643	8%	257	3,335	3,644	9%	309
Natural gas liquids (Mbd)(1)	449	427	-5%	(22)	444	424	-5%	(20)
(1)   Includes other streams to fractionation.

Note: Numbers may not total due to rounding.

Infrastructure Projects	By the end of June 2007, the construction of cryogenic plants 5 and 6 in the Burgos Gas Processing Center was 18% completed, 7% ahead of schedule. This was due to acceleration of purchase orders of key equipment. The construction of the foundations of the four storage tanks was concluded.

Construction continues in the Emiliano Zapata compression station in the state of Veracruz. The project includes a 48 inch bypass of 20 km to the city of Jalapa. By the end of June, the station was 84% complete and the bypass was 46% complete. It is estimated that the works will be concluded in the first half of 2008.
PEMEX Financial Results Report as of June 30, 2007.
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PEMEX	Corporate Finance Office — Investor Relations
Refining

Processing	During the second quarter of 2007, total crude oil processing decreased by 2%, as compared to the same period of the previous year. The decrease was due primarily to scheduled maintenance in the primary plants.

Heavy crude oil processing decreased by 9%, while light crude oil processing increased by 2% during the second quarter of 2007. This reflected our strategy to maximize diesel and gasoline production and minimize fuel oil production.
Table 8
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Crude oil processing

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2006	2007	Change		2006	2007	Change
	(Mbd)				(Mbd)
Total processed	1,311	1,283	-2%	(28)	1,288	1,305	1%	16
Heavy Crude	514	470	-9%	(44)	517	493	-5%	(23)
Light Crude	797	814	2%	16	771	811	5%	40
Note: Numbers may not total due to rounding.

Capacity Utilization	As a consequence of the decrease in our crude oil processing during the second quarter of 2007, our primary distillation capacity utilization rate decreased from 85.9% to 84.2%.

Production	During the second quarter of 2007, production of refined products decreased by 23 Mbd, as compared to the same period of 2006, falling to an average of 1,548Mbd.

Fuel oil production decreased by 3% as a result of lower crude processing. Due to the processing of intermediate products in inventory, gasoline production decreased by 0.2%, whereas diesel production increased by 1%.
Table 9
Petróleos Mexicanos, Subsidiary Entities and Subsidiary
Companies Refining production

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2006	2007	Change		2006	2007	Change
	(Mbd)				(Mbd)
Total production	1,571	1,548	-1%	(23)	1,556	1,566	1%	10
Gasolines	460	459	-0.2%	(1)	455	466	2%	11
Fuel oil	329	318	-3%	(11)	331	319	-4%	(12)
Diesel	332	334	1%	2	324	342	6%	18
Liquefied petroleum gas (LPG)(1)	249	236	-5%	(13)	248	237	-4%	(11)
Jet Fuel	68	67	-2%	(1)	65	68	3%	2
Other(2)	133	134	1%	1	132	134	1%	2

(1)	Excludes butilene and propilene and includes isobutanes from Pemex — Gas and butane from Pemex — Petrochemicals

(2)	Includes mainly paraffines, furfural extract and aeroflex.
Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of June 30, 2007.
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PEMEX	Corporate Finance Office — Investor Relations

Variable Refining Margin	In the second quarter of 2007, PEMEX’s variable refining margin [3] increased by 17%, as compared to the second quarter of 2006, from US$10.5 to US$6.9 per barrel, primarily as a result of higher international prices of refined products.

Franchises	From June 30, 2006 to June 30, 2007, the number of franchised gas stations rose by 5%, to 7,690 from 7,340 franchises as of June 30, 2006.

[3]	The variable refining margin is an estimate of the operating income per barrel of crude oil processed. Operating income is calculated as total revenues minus the cost of raw materials, auto consumption (fuel oil and natural gas used to operate the refineries), and auxiliary services (electric power, water and catalysts).
PEMEX Financial Results Report as of June 30, 2007.
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PEMEX	Corporate Finance Office — Investor Relations
Petrochemicals

Production	During the second quarter of 2007, total petrochemicals production was 3,169 thousand tons (Mt), 14% greater than production recorded in the same quarter of 2006. This increase was primarily driven by:

• higher production of methane derivatives and byproducts, primarily due to greater production of ammonia to satisfy the increase in demand for urea production; and

• an increase in production of ethane derivatives, due to higher production of vinyl chloride resulting from a decrease in downtimes.

This increase was partially offset by a decrease in ethylene oxide production, due to lower catalyst activity.
Table 10
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Production of petrochemicals

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2006	2007	Change		2006	2007	Change
	(Mt)				(Mt)
Total production	2,790	3,169	14%	379	5,415	6,122	13%	706
Methane derivatives
Ammonia	131	183	40%	52	340	363	7%	23
Methanol	26		—	—	49		—	—
Ethane derivatives
Ethylene	282	278	-1%	(4)	541	541	-0.1%	(1)
Ethylene oxide	95	85	-11%	(10)	175	179	2%	4
Low density polyethylene	90	102	12%	11	169	176	4%	8
High density polyethylene	46	40	-13%	(6)	83	85	2%	2
Vinyl chloride	53	73	37%	20	104	113	9%	9
Aromatics and derivatives
Toluene	62	50	-19%	(12)	87	103	18%	16
Ethylbenzene	34	46	37%	13	64	84	31%	20
Benzene	38	32	-16%	(6)	54	68	25%	13
Propylene and derivatives
Polypropylene	88	93	6%	5	169	172	2%	3
Others(1)	1,844	2,185	18%	340	3,580	4,238	18%	657

(1)	Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, chlorhydric acid, muriatic acid, hexane, heptanes and others.

Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of June 30, 2007.
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PEMEX	Corporate Finance Office — Investor Relations
International Trade4

Crude Oil Exports	During the second quarter of 2007, crude oil exports averaged 1,725 Mbd, 5% less than the volume recorded during the second quarter of 2006, as a result of lower crude oil production.

Approximately 88% of total crude oil exports were heavy crude oil (Altamira and Maya); the remainder were light and extra-light crude oil (Isthmus and Olmeca).

79% of total crude oil exports were delivered to the United States, while the remaining 21% was distributed among Europe (12%), the rest of the Americas (8%) and the Far East (1%).

The weighted average export price of the Mexican crude oil basket was US$56.7 per barrel in the second quarter of 2007, 0.3% higher than the weighted average price of US$56.5 per barrel in the second quarter of 2006.

Refined Products and Petrochemicals’ Exports	Exports of refined products averaged 167 Mbd, 25% fewer than during the second quarter of 2006, primarily due to a decrease in sales of fuel oil and long residue. Naftas and long residue were the main exported refined products.

Petrochemical exports totaled 5 Mt, a decrease of 2% due to lower sales volume of ethane derivatives. Sulphur and ammonia were the main exported products.

Natural Gas Exports	As a consequence of the increase in natural gas production, exports reached 163 MMcfd during the second quarter of 2007, as compared to 2 MMcfd during the same period in 2006.
Table 11
Petróleos Mexicanos, Subsidiary Entitie s and Subsidiary Companies
Exports(1)

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2006	2007	Change		2006	2007	Change
Crude oil (Mbd)(2)
Total	1,813	1,725	-5%	(88)	1,908	1,718	-10%	(190)
Heavy	1,571	1,511	-4%	(60)	1,585	1,485	-6%	(100)
Light	40	34	-13%	(5)	89	31	-65%	(58)
Extra-light	202	180	-11%	(23)	234	202	-14%	(32)
Average price (US$/b)	56.5	56.7	0.3%	0.2	53.16	52.32	-2%	(0.8)
Natural Gas (MMcfd)	2	163		161
Refined products (Mbd)	221	167	-25%	(55)	192	191	-0.3%	(1)
Petrochemicals (Mt)	229	224	-2%	(5)	433	408	-6%	(25)

(1)	Source: PMI. Does not include third party operations by PMI.

(2)	Excludes the volume of crude oil under processing agreements.

[4]	According to data provided by PMI Comercio Internacional (PMI).
PEMEX Financial Results Report as of June 30, 2007.
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PEMEX	Corporate Finance Office — Investor Relations

Imports	In the second quarter of 2007, natural gas imports averaged 346 MMcfd, 41% less than those recorded during the same period in 2006, due primarily to higher natural gas production by PEMEX.

Imports of refined products increased by 20%, from 410 to 494 Mbd. This increase was primarily attributable to greater imports of gasoline, low-sulphur fuel oil and diesel.

Petrochemical imports increased by 16%, to 99 Mt, primarily due to greater domestic demand for methanol. The main imported products were methanol and ethylene.
Table 12
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Imports(1)

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2006	2007	Change		2006	2007	Change
Natural gas (MMcfd)	589	346	-41%	(243)	479	337	-30%	(142)
Refined products (Mbd)(2)	410	494	20%	83	430	454	6%	24
Petrochemicals (Mt)	86	99	16%	13	223	205	-8%	(18)

(1)	Source: PMI except natural gas imports. Does not consider third party trading operations by PMI.

(2)	Includes the volume of imported products under processing agreements. Also includes 81 Mbd and 87 Mbd of LPG for the first quarters of 2006 and 2007, respectively.
PEMEX Financial Results Report as of June 30, 2007.
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PEMEX	Corporate Finance Office — Investor Relations
Financial Results as of June 30, 2007
Sales

Total Sales	During the second quarter of 2007, total sales decreased by 5% in constant pesos, as compared to the second quarter of 2006, from Ps. 292.6 billion to Ps. 277.6 billion. This decrease was primarily due to lower crude oil exports.

Domestic Sales	During the second quarter of 2007, domestic sales increased by 4%, as compared to the second quarter of 2006 from Ps. 141.6 billion to Ps. 147.2 billion. The increase was a result of the following:

•      Natural gas sales increased by 6%, from Ps. 20.7 billion to Ps. 21.9 billion, due to an increase in the average price of natural gas from US$6.43 to US$7.12 per million British Thermal Unit (MMBtu), which was only partially offset by a 1% decrease in the volume of natural gas sold, from 3,078 MMcfd to 3,039 MMcfd.

• Sales of refined products increased by 3%, from Ps. 115.3 billion to Ps. 119.2 billion. The volume of refined products sales increased by 5%, from 1,748 Mbd to 1,841 Mbd.

• Petrochemical product sales increased by 7%, from Ps. 5.6 billion to Ps. 6.0 billion, primarily as a result of a 9% increase in volume, from 952 Mt to 1,041 Mt.
Table 13
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Domestic sales*

	Second quarter (Apr. - Jun.)					Six months ending Jun. 30,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Domestic sales	141,564	147,181	4%	5,617	13,635	272,909	278,846	2%	5,937	25,832
Natural gas	20,651	21,929	6%	1,277	2,031	40,400	40,679	1%	279	3,768
Refined products	115,284	119,206	3%	3,922	11,043	221,767	226,666	2%	4,899	20,998
Gasoline	59,013	62,281	6%	3,268	5,770	111,679	116,759	5%	5,080	10,816
Diesel	23,265	24,129	4%	864	2,235	45,058	46,390	3%	1,332	4,298
LPG	12,802	12,745	-0.4%	(57)	1,181	26,715	26,803	0.3%	88	2,483
Other	20,204	20,050	-1%	(154)	1,857	38,315	36,714	-4%	(1,602)	3,401
Petrochemical	5,628	6,046	7%	418	560	10,742	11,501	7%	760	1,065

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) –formerly Mexican GAAP – issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance w ith Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

Note: Numbers may not total due to rounding.
Table 14
Petróleos Mexicanos, Subsidiary Entities and Subsidiary
Companies Volume of domestic sales

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30
	2006	2007	Change		2006	2007	Change
Natural gas (MMcfd)	3,078	3,039	-1%	(39)	2,901	2,973	2%	72
Refined products (Mbd)	1,748	1,841	5%	93	1,771	1,835	4%	64
Gasoline	714	757	6%	43	707	750	6%	43
Diesel	352	361	3%	9	343	355	3%	11
LPG	289	282	-2%	(7)	305	301	-1%	(4)
Other	393	440	12%	48	416	430	3%	14
Petrochemicals (Mt)	952	1,041	9%	89	1,870	2,047	9%	177

Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of June 30, 2007.
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PEMEX	Corporate Finance Office — Investor Relations

Exports	During the second quarter of 2007, export sales totaled Ps. 130.4 billion (US$12.1 billion), 14% less than the exports recorded in the second quarter of 2006, of Ps. 151.1 billion. The decrease was a result of the following:

•    Crude oil and condensates export sales decreased by 14%, from Ps. 134.4 billion to Ps. 115.3 billion, primarily as a result of a 5% decrease in the volume of crude oil exports, from 1,813 Mbd to 1,725 Mbd, and a 0.3% increase in the weighted average crude oil export price, from US$56.5 to US$56.7 per barrel.

• Natural gas export sales increased from Ps. 0.02 billion to Ps. 1.7 billion, due to an increase in natural gas production.

• Refined products export sales decreased by 20%, from Ps. 15.6 billion to Ps. 12.6 billion, while the volume of exports of refined products decreased by 25%, from 221 to 167 Mt

• Petrochemical products export sales decreased by 22%, from Ps. 1.0 to Ps. 0.8 billion, and the volume of petrochemical exports decreased by 2%, from 229 to 224.[5]
Table 15
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Exports

	Second quarter (Apr. - Jun.)					Six months ending Jun. 30,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total exports	151,053	130,397	-14%	(20,656)	12,080	270,283	233,680	-14%	(36,603)	21,648
Crude oil and condensates	134,365	115,319	-14%	(19,046)	10,683	244,117	205,169	-16%	(38,948)	19,007
Natural gas	17	1,702		1,685	158	284	3,175		2,892	294
Refined products	15,647	12,573	-20%	(3,074)	1,165	24,218	23,886	-1%	(332)	2,213
Petrochemical products	1,023	802	-22%	(221)	74	1,664	1,450	-13%	(214)	134

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.
Note: Numbers may not total due to rounding.

[5]	Since the composition of imports and exports of petrochemical products differs, the effect of changes in prices may be different for imports and exports.
PEMEX Financial Results Report as of June 30, 2007.
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PEMEX	Corporate Finance Office — Investor Relations
Costs and Operating Expenses

Total Amount	In the second quarter of 2007, costs and operating expenses increased by 1%, or Ps. 0.8 billion, as compared to the second quarter of 2006, to Ps. 129.3 billion (US$12.0 billion), primarily due to higher product purchases, which were partially offset by lower depreciation and amortization expenses.

Cost of Sales	In the second quarter of 2007, cost of sales decreased by 2%, or Ps. 1.9 billion, as compared to the second quarter of 2006, to Ps. 109.6 billion (US$10.2 billion). The decrease was the result of the following:

• a decrease of Ps. 7,7 billion in operating expenses, primarily due to lower exports,

• a decrease of Ps. 4.2 billion in depreciation and amortization expenses, and

• an increase of Ps. 10.3 billion in product purchases.

Distribution Expenses	During the second quarter of 2007, distribution expenses increased by 9%, from Ps. 5.6 billion to Ps. 6.1 billion (US$0.6 billion), primarily due to an increase in the reserve for retirement payments, pensions and seniority premiums.

Administrative Expenses	During the second quarter of 2007, administrative expenses increased from Ps. 11.5 billion to Ps. 13.6 billion (US$1.3 billion), primarily due to the effect of the reserve for retirement payments, pensions and seniority premiums.

Cost of the Reserve for Retirement Payments	During the second quarter of 2007, the cost of the reserve for retirement payments, pensions and indemnities increased from Ps. 17.9 to Ps. 20.1 billion.[6]
Operating Income

In the second quarter of 2007, operating income totaled Ps. 148.3 billion (US$13.7 billion), 10% less than operating income for the second quarter of 2006 of Ps. 164.1 billion.

[6]	This cost is distributed among cost of sales, distribution expenses and administrative expenses.
PEMEX Financial Results Report as of June 30, 2007.
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PEMEX	Corporate Finance Office — Investor Relations
Comprehensive Financing Cost

Total Amount	During the second quarter of 2007, comprehensive financing cost decreased by Ps. 18.7 billion from Ps. 23.3 billion to Ps. 4.6 billion (US$0.4 billion). This reduction resulted from:

• a decrease of Ps. 19.2 billion in foreign exchange loss,

• a decrease of Ps. 5.0 billion in monetary loss, and

• an increase of Ps. 5.5 billion in net interest and financial products expense.

Net Interest and Financial Products[7]	In the second quarter of 2007, net interest and financial products expense by increased by 87%, from Ps. 6.3 to Ps. 11.7 billion (US$1.1 billion).

Interest expense increased by Ps. 5.2 billion, while interest income decreased by Ps. 0.3 billion.

Foreign Exchange Loss	In the second quarter of 2007, PEMEX recorded a net foreign exchange gain of Ps. 8.0 billion (US$0.7 billion), as compared to the a net foreign exchange loss of Ps. 11.2 billion in the second quarter of 2006.

The reversal from a foreign exchange loss to a foreign exchange gain was primarily a consequence of the 2.2% appreciation of the peso-dollar exchange rate during the second quarter of 2007, in contrast to the 3.6% depreciation recorded during the same period of 2006.

Monetary Gain	In the second quarter of 2007, monetary loss was Ps. 0.8 billion (US$0.1 billion), representing a decrease of Ps. 5.0 billion as compared to the second quarter of 2006.
Table 16
Petróleos Mexicanos, Subsidiary Entities and Subsidiary
Companies Comprehensive financing cost

	Second quarter (Apr. - Jun.)					Six months ending Jun. 30,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Comprehensive financing cost	23,274	4,553	-80%	(18,721)	422	27,049	14,737	-46%	(12,312)	1,365
Financial income**	(4,732)	(4,463)	-6%	270	(413)	(9,881)	(9,521)	-4%	361	(882)
Financial cost**	11,000	16,187	47%	5,186	1,499	23,941	26,564	11%	2,622	2,461

Foreign exchange loss (gain)	11,230	(7,964)		(19,194)	(738)	15,691	(158)		(15,850)	(15)

Monetary loss (gain)	5,777	794	-86%	(4,983)	74	(2,702)	(2,148)	-21%	554	(199)

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

**	The financial cost and financial income include the effect of financial derivatives.
Note: Numbers may not total due to rounding.

[7]	Includes the effect of financial derivatives.
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations
Other Revenues

In the second quarter of 2007, other net revenues totaled Ps. 32.8 billion (US$3.0 billion), as compared to Ps. 22.3 billion during the second quarter of 2006, primarily due to revaluation of market positions.
Income before Taxes and Duties

During the second quarter of 2007, income before taxes and duties was Ps. 176.6 billion (US$16.4 billion), as compared to Ps. 163.1 billion recorded in 2006. The 8% increase resulted from:

• a decrease of Ps. 18.7 billion in comprehensive financing cost,

• a decrease of Ps. 15.8 billion in operating income

• an increase of Ps. 10.5 billion in other net revenues.
Taxes and Duties8

Total Amount	During the second quarter of 2007, taxes and duties paid decreased by 8% in real terms, from Ps. 151.0 billion in the second quarter of 2006 to Ps. 139.5 billion, primarily due to lower crude oil exports.[9]

[8]	Since January 1, 2006, PEMEX has been subject to a new fiscal regime. As a result of this new tax regime, taxes and duties as a percentage of total sales decreased from 59% in 2006 to 57% in 2007. However, this figure still positions PEMEX among the oil companies with the highest tax burden worldwide. PEMEX — Exploration and Production’s tax regime is governed by the Federal Duties Law, while the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEMEX-Exploration and Production is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEMEX — Exploration and Production pays other duties.

[9]	Under the current fiscal regime the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediate between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the IEPS and transfers it to the Federal Government. The difference between the public price, or final price, and the producer price is the IEPS rate. The final price of gasoline and diesel is established by SHCP. The producer price of PEMEX is referenced to that of an efficient refinery in the Gulf of Mexico.
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations
Table 17
Petróleos Mexicanos, Subsidiary Entities and Subsidiary
Companies Taxes and duties

	Second quarter (Apr. - Jun.)					Six months ending Jun. 30,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total taxes and duties	151,030	139,483	-8%	(11,546)	12,922	298,914	272,935	-9%	(25,979)	25,284
Hydrocarbon duties	144,794	135,250	-7%	(9,120)	12,529	288,454	265,467	-8%	21,011	24,593

Ordinary hydrocarbons duty	255,748	118,838		(136,909)	11,009	255,748	232,602		(23,146)	21,548

Duty on crude oil extraction	23	—		(23)	—	23	—		(23)	—

Extraordinary duty on crude oil exports	8,650	1,731		(6,919)	160	8,650	4,047		(4,604)	375

Hydrocarbons duty for the oil revenues stabilization fund	23,919	15,226		(8,693)	1,411	23,919	28,979		5,060	2,685

Duty on hydrocarbons for the fund for scientific and technological research on energy	212	101		(111)	9	212	195		(17)	18

Duty for fiscal monitoring of oil activities	13	6		(7)	1	13	12		(1)	1

Inflation recognition	(143,770)	(652)		143,117	(60)	(110)	(366)		(256)	(34)

Excess gains duty	2,524	—		(2,524)	—	4,292	—		(4,292)	—
Other taxes and duties(1)	3,711	4,233	14%	522	392	6,168	7,468	21%	1,300	692

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

(1)	Includes provisions.

Note: Numbers may not total due to rounding.
Net Income

During the second quarter of 2007, PEMEX recorded net income of Ps. 37.1 billion (US$3.4 billion), this increase is primarily explained by:

• a Ps. 20.0 billion Special Tax on Production and Services (IEPS) credit,

• an Ps. 8.0 billion increase in foreign exchange gains, due to the peso appreciation (2.2%) during the second quarter of 2007.
EBITDA

During the second quarter of 2007, Earnings Before Interests, Taxes, Depreciation and Amortization, EBITDA, decreased by 3%, from Ps. 225.2 billion in the second quarter of 2006, to Ps. 217.9 billion (US$20.2 billion).
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

18/33

PEMEX	Corporate Finance Office — Investor Relations
Table 18
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
EBITDA reconciliation

	Second quarter (Apr. - Jun.)					Six months ending Jun. 30,
	2006	2007	Change		2007	2006	2007	Change		2007
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Net income (loss)	12,081	37,071	207%	24,990	3,434	20,127	26,968	34%	6,841	2,498
+ Taxes and duties	151,030	139,483	-8%	(11,546)	12,922	298,914	272,935	-9%	(25,979)	25,284
+ Comprehensive financing cost	23,274	4,553	-80%	(18,721)	422	27,049	14,737	-46%	(12,312)	1,365
+ Depreciation and amortization	20,889	16,730	-20%	(4,159)	1,550	30,800	31,916	4%	1,116	2,957
+ Cost of the reserve for retirement payments	17,939	20,098	12%	2,159	1,862	35,918	40,195	12%	4,277	3,724

EBITDA	225,213	217,935	-3%	(7,277)	20,189	412,808	386,751	-6%	(26,057)	35,828

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

Note: Numbers may not total due to rounding.
Total Assets

As of June 30, 2007, our assets totaled Ps. 1,248.1 billion (US$115.6 billion), representing an 8% increase, or Ps. 90.4 billion, as compared to total assets as of June 30, 2006. The variation in the components of total assets were as follows:

• cash and cash equivalents increased by 70%, or Ps. 71.0 billion,

• properties and equipment increased by 7%, or Ps. 46.5 billion,

• accounts receivable decreased by 14%, or Ps. 25.2 billion,

• other assets decreased by 6%, or Ps. 6.9 billion,

• the value of inventories increased by 5%, or Ps. 3.1 billion, and

• the value of financial derivative instruments increased by 39%, or Ps. 1.8 billion.
Total Liabilities

Total amount	During the second quarter of 2007 total liabilities increased by 1% as compared to the second quarter of 2006, to Ps. 1,175.8 billion (US$108.9 billion).

•    short-term liabilities increased by 23%, or Ps. 33.9 billion to Ps. 182.5 billion (US$16.9 billion), primarily as a result of an increase in taxes and in the current portion of long- term debt, which was previously contracted; and

• long-term liabilities decreased by 3%, or Ps. 26.4 billion to Ps. 993.3 billion (US$92.0 billion), primarily due to a reduction in long-term debt.

Reserve for Retirement Payments	The reserve for retirement payments increased by 16%, from Ps. 417.7 billion to Ps. 483.4 billion (US$44.8 billion).
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

19/33

PEMEX	Corporate Finance Office — Investor Relations
Equity

Equity increased by Ps. 82.9 billion, from Ps. (10.6) billion at June 30, 2006 to Ps. 72.3 billion (or US$6.7 billion), at June 30, 2007. The increase in equity was due to:

• a decrease of Ps. 53.0 billion in cumulative net losses, due to net income generated in the second half of 2006 and 2007,

• a payment from the government to PEMEX in the amount of Ps. 46.6 billion, paid in accordance with the Federal Expenditure Budget for the 2006 fiscal year,

• a decrease of Ps. 18.3 billion due to the negative effect of the increase in reserve for retirement payments,

• an increase of Ps. 0.9 billion due in the restatement of equity. This item is linked to the restatement of fixed assets, and

• an increase of Ps. 0.7 billion in comprehensive income due to the application of Bulletin C-10 “Derivative Financial Instruments and Hedging Operations”.
Table 19
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Equity

	As of June 30,
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Total equity	(10,610)	72,299		82,909	6,698
Certificates of contribution “A”	93,927	93,926		(0.2)	8,701
Mexican Government increase in equity of Susbsidiary Entities	82,558	129,177	56%	46,619	11,967
Effect of the reserve for retirement payments	(28,534)	(46,816)	64%	(18,282)	(4,337)
Comprehensive income	(2,299)	(1,607)	-30%	692	(149)
Restatement of equity	159,052	159,918	1%	866	14,815
Accumulated net income (losses)	(315,313)	(262,299)	-17%	53,014	(24,299)
From prior years	(335,440)	(289,267)	-14%	46,173	(26,797)
Net income (loss) for the period	20,127	26,968		6,841	2,498

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

Note: Numbers may not total due to rounding.
Changes in Financial Position

Funds Provided by Operating Activities	Funds provided by operating activities totaled Ps. 64.5 billion (US$6.0 billion) in the second quarter of 2007, as compared to Ps. (47.3)billion in the second quarter of 2006. The Ps. 111.8 billion increase was primarily due to an increase in accounts payable to suppliers.

Funds Provided by Financing Activities	Funds provided by financing activities totaled Ps. (23.4) billion (US$ 2.2 billion), as compared to Ps. 70.7 billion in the second quarter of 2006 . The Ps. 94.2 billion decrease was primarily due to a reduction in bank loans and securities.

Funds Used in Investing Activities	Funds used in investing activities totaled Ps. 58.1 billion (US$5.4 billion), as compared to Ps. (58.2) billion in the second quarter of 2006, primarily due to acquisition of property, plants and equipment.
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

20/33

PEMEX	Corporate Finance Office — Investor Relations
Investing and Financing and Activities
Investing Activities10

2007	Estimated investments for 2007 total Ps. 172.4 billion (US$15.4 billion), out of which PIDIREGAS investments represent Ps. 154.8 billion (US$13.8 billion)[11].

The allocation of total investments by subsidiary entity is as follows:

• Ps. 137.2 billion for Exploration and Production[12],

• Ps. 15.3 billion for Refining,

• Ps. 1.3 billion for Gas and Basic Petrochemicals, and

• Ps. 1.0 billion for Petrochemicals.
Additionally, Ps. 0.4 billion for Corporate.
These amounts are subject to budgetary adjustments.
Financing Requirements

Financing Program 2007	This program will be financed by fundraising US$1.0 to US$2.0 billion through Export Credit Agencies (ECA’s) in foreign financial markets.

These amounts are subject to investments and resources approved by Congress in the 2007 Federal Budget.

Capital Markets

Master Trust	During the first half of 2007, the Pemex Project Funding Master Trust, a trust registered in Delaware, USA, attracted US$782 million through Export Credit Agencies.

During the second quarter of 2007, the Pemex Project Funding Master Trust repurchased in the open market certain of its U.S. dollar-denominated debt securities with maturities between 2008 and 2027, as well as a certain amount of its U.S. dollar-denominated perpetual notes. The total aggregate amount repurchased in this program was equal to US$1.1 billion. The purchased notes were cancelled.

[10]	Budgeted exchange rate of Ps. 11.20 per dollar

[11]	Includes upstream maintenance expenditures.

[12]	Idem
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations
Total Debt

Total Amount	Total consolidated debt,[13] including accrued interest, totaled Ps. 548.8 billion (US$50.8 billion) at June 30, 2007. This figure represents a decrease of 14%, or Ps. 87.0 billion, as compared to the total at June 30, 2006, primarily due to a decrease in long-term debt.

• Short-term debt totaled Ps. 71.9 billion (US$6.7 billion), and

• long-term debt totaled Ps. 476.9 billion (US$44.2 billion).

Net Debt	Net debt or the difference between total debt and cash equivalents, decreased by Ps. 158.0 billion, from Ps. 534.1 billion at June 30, 2006 to Ps. 376.2 billion (US$36.2 billion) at June 30, 2007.

[13]	Total consolidated debt is comprised by documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Fideicomiso F/163, RepCon Lux, S.A. and PEMEX Finance, Ltd.
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

22/33

PEMEX	Corporate Finance Office — Investor Relations
Table 20
Petróleos Mexicanos, Subsidiary Entities and Subsidiary
Companies Consolidated total debt

	As of June 30,
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Total debt	635,740	548,788	-14%	(86,951)	50,839
Short-term	65,553	71,926	10%	6,372	6,663
Long-term	570,186	476,863	-16%	(93,324)	44,176

Cash & cash equivalents	101,621	172,624	70%	71,004	15,992

Total net debt	534,119	376,164	-30%	(157,955)	34,847

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

Note: Numbers may not total due to rounding.

Maturity Profile	The following table shows the maturity profile of PEMEX’s total debt:
Table 21
Petróleos Mexicanos, Subsidiary Entities and Subsidiary
Companies Maturity profile

		As of June 30,
		(Ps. mm)	US$mm
Documented debt in pesos		110,563	10,242
	2007	13,167	1,220
	Jan 2008 — Jun 2008	444	41
	Jul 2008 — Jun 2009	4,389	407
	Jul 2009 — Jun 2010	26,013	2,410
	Jul 2010 — Jun 2011	9,972	924
	June 2011 and beyond	56,577	5,241

Documented debt in other currencies		438,225	40,597
	2007	36,925	3,421
	Jan 2008 — Jun 2008	21,389	1,981
	Jul 2008 — Jun 2009	48,551	4,498
	Jul 2009 — Jun 2010	68,633	6,358
	Jul 2010 — Jun 2011	54,295	5,030
	June 2011 and beyond	208,432	19,309

Total debt		548,788	50,839

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

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PEMEX	Corporate Finance Office — Investor Relations

Duration	The following table presents average duration of debt:
Table 22
Petróleos Mexicanos, Subsidiary Entities and Subsidiary
Companies Average duration of debt exposure

	As of June 30,
	2006	2007	Change
		(Years)
U.S. Dollars	3.9	3.8	(0.07)
Mexican pesos	1.9	2.0	0.1
Euros	2.3	3.4	1.0
Japanese yen	2.1	1.6	(0.5)
Total	3.5	3.4	(0.1)

Note: Numbers may not total due to rounding.

Interest Rate Risk	PEMEX ´s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of June 30, 2007, approximately 61% of PEMEX’s debt exposure carried fixed interest rates, and the remaining 39% carried floating rates.

Currency and Interest Rate Sensitivity	The following table sets forth PEMEX’s debt exposure to currency and interest rate risk:
Table 23
Petróleos Mexicanos, Subsidiary Entities and Subsidiary
Companies Debt exposure
(excluding accrued interest)

	As of June 30,
	2006	2007	2006	2007	2006	2007
			Percentage
	By currency		At fixed rate		At floating rate
U.S. Dollars	80.2%	78.9%	62.5%	64.2%	37.5%	35.8%
Mexican pesos	19.7%	21.0%	45.2%	47.3%	54.8%	52.7%
Euros	0.002%	0.001%	62.7%	100.0%	37.3%	0.0%
Japanese yen	0.12%	0.08%	100.0%	100.0%	0.0%	0.0%
Total	100.0%	100.0%	59.2%	60.7%	40.8%	39.3%

Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

24/33

PEMEX	Corporate Finance Office — Investor Relations
Other Relevant Topics

Union Contract Revision	Our relationship with our workers is regulated by the Federal Labor Law and a collective labor contract between PEMEX and the Mexican Republic Petroleum Workers Union. The labor contract is reviewed every two years, although wages are reviewed every year.

On July 17, 2007, PEMEX and the Petroleum Workers Union signed the collective work contract for the period from August 1, 2007 to July 31, 2009. The new agreement includes a 4.25% salary increase and a 1.6% increase in benefits. These increases, which are similar to other contract increases in the industrial sector, will go into effect on August 1st, 2007.

Collaboration Agreement with British Petroleum	On July 24, 2007, Pemex-Exploration and Production and British Petroleum (BP) entered into three collaboration agreements. One has a broad technical-scientific contract, and the other two were specifically for the study of marine technology in deep waters and of air injection in oilfields. The agreements have a term of five years.

The agreement for marine technology collaboration will focus on topics related to deep water geology, exploration and the realization of objectives during drilling. A key element in this collaboration will be knowledge transfer from BP. This will allow PEMEX to develop best practices for deep water exploration.

The air injection study will analyze the potential of the air injection process replacing nitrogen, carbon dioxide (CO 2 ) or natural gas in fractured oilfields in Mexico for improved hydrocarbon recovery.

Carbon Bonds	In June 2007, PEMEX and Ecosecurities signed letters of intent for the transfer of carbon dioxide emission-reduction certificates.

Under this agreement, PEMEX will implement three projects to reduce greenhouse gas emissions by increasing thermal efficiency of the boilers and through a change in the vapor traps in the Salina Cruz and Salamanca refineries. This will allow greenhouse gas emissions to be reduced by more than 140 thousand tons annually.

Bicentenary Ecological Park	On May 24, 2007, President Felipe Calderon announced the Bicentenary Ecological Park project. It will be located at the site of the former 18 de Marzo refinery in Mexico City, donated to the country by PEMEX eleven years ago.

The park will include an aquarium, a Renewable Energy Museum, green areas, lakes, open air auditoriums, restaurants, service areas, cycling paths, walking paths, children’s attractions, sports facilities, nurseries and spaces dedicated to environmental education and culture.
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

25/33

PEMEX	Corporate Finance Office — Investor Relations

Appointments	In May 2007, following appointments were approved by the Boards of Directors of Pemex-Refining and Pemex-Gas and Basic Petrochemicals, respectively:

Pemex-Refining:

• Moisés Orozco García, Comercial Deputy Director;

• Mario Nieto Garza, Deputy Director in charge of distribution; and

• Isaías Navarro, Deputy Director in charge of Handling and Delivery. Pemex-Petrochemicals:

• Carlos Pani Espinosa, Executive Director of Petrochemical Projects.

Tapping Detection in the Pipeline System	During the first half of 2007, security agents of PEMEX detected 148 pipeline taps in different zones of the country, on the company’s distribution system.

• 136 were located in the Pemex-Refining pipeline system,

• 9 were in the Pemex-Exploration and Production system, and

•    3 in the system of Pemex-Gas and Basic Petrochemicals.

The rise in number of detections is due to activities that PEMEX, along with other authorities, is implementing to fight the illegal clandestine market.

Incidents	The following incidents took place during the months through July 2007:

• On June 23, there was a fire in two tanks at the Cadereyta Refinery. No injuries or ecological damage was reported.

•    On July 5, 2007, strong rain fall affected the Añil-Cuernavaca product pipeline in the Iztapalapa delegation. The pipeline was repaired. Nonetheless, gasoline supply was suspended temporarily to protect the zone’s population.

• On July 5, 2007, three incidents occurred in the gas pipeline from Valtierrilla, Guanajuato to Guadalajara, Jalisco, which motivated the suspension of gas supply:

– One explosion took place in the sectioning valve located in the Salamanca-Valle Santiago road;

– Another explosion took place in the valve room of the same gas line in Celaya, Guanajuato; and

– A gas line leak occurred in the community of Puerto.

No injuries were reported. Natural gas supply returned to normal levels on July 9.

• On July 10, 2007, there was an explosion in the valve room of Queretaro. This affected the following pipelines:

– Mexico-Guadalajara natural gas pipeline;

– Cactus-Guadalajara LPG pipepline; and

– Poza Rica Salamanca pipeline.

The fire resulting from the explosion was brought under control and natural gas supply was returned to normal levels on July 15.
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

26/33

PEMEX	Corporate Finance Office — Investor Relations
Annex
Table A1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary
Companies Crude oil production by selected fields (quarterly)

						2005				2006				2007
	2000	2001	2002	2003	2004	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
	(Mbd)
Total	3,012	3,127	3,177	3,371	3,383	3,316	3,425	3,286	3,306	3,345	3,329	3,247	3,104	3,158	3,166

Northeast Marine Region	1,763	1,986	2,152	2,416	2,441	2,375	2,450	2,305	2,300	2,334	2,289	2,174	2,026	2,074	2,111
Akal and Nohoch	1,420	1,673	1,851	2,054	2,079	2,067	2,041	1,905	1,883	1,882	1,797	1,698	1,564	1,529	1,533
Ku	205	176	185	197	191	159	213	213	225	244	278	282	272	310	330
Zaap	30	26	21	41	57	53	77	75	71	82	76	66	62	89	91
Maloob	50	45	35	50	53	38	51	48	50	57	64	50	45	55	64
Chac	18	22	17	20	17	10	13	12	12	13	13	12	11	11	11
Kutz	–	5	9	13	12	10	14	11	11	12	12	12	12	12	12
Others	40	40	32	41	32	37	40	39	48	44	50	56	59	69	70

Southwest Marine Region	622	554	452	398	388	381	394	390	419	428	454	498	519	522	493
Caan	182	163	133	114	108	102	100	95	94	93	90	86	84	75	69
Chuc	140	118	107	99	93	98	103	99	112	111	106	110	99	96	94
Abkatún	108	103	80	69	54	49	47	41	38	34	31	29	27	27	24
Taratunich	50	43	39	36	33	27	24	17	19	24	33	39	40	39	35
Pol	74	62	42	35	25	19	18	16	14	14	13	13	15	18	17
Others	69	64	51	44	75	86	102	122	142	152	181	220	255	268	255

South Region	550	509	498	483	473	479	495	508	504	499	501	491	474	475	472
Puerto Ceiba	17	21	38	46	77	77	81	81	70	63	59	52	45	42	41
Samaria	83	83	71	73	62	60	64	68	69	66	64	64	61	67	63
Iride	45	43	43	44	46	48	50	51	52	51	50	46	46	46	42
Jujo	61	56	56	51	44	45	52	51	51	54	58	59	55	53	52
Cunduacán	24	22	21	23	26	28	30	27	25	23	23	21	18	16	15
Tecominoacán	32	29	27	23	20	20	22	23	25	28	31	30	26	25	24
Cárdenas	23	20	16	14	13	11	14	18	18	19	21	18	15	15	14
Sen	30	33	31	21	13	17	18	19	21	22	22	21	21	21	27
Pijije	4	5	9	12	11	10	12	14	14	14	15	15	14	14	14
Jolote	20	16	15	12	11	9	10	10	9	9	9	9	8	7	7
Cactus	11	12	10	12	11	11	9	9	8	8	9	9	8	9	9
Bellota	10	9	10	8	9	10	9	9	8	8	8	8	7	7	7
Chinchorro	10	10	9	10	9	8	8	8	7	7	7	7	8	8	7
Yagual	4	4	4	4	6	11	11	13	12	11	10	11	11	11	13
Rodador	2	2	3	7	6	5	5	5	6	4	4	5	5	5	5
Others	174	144	136	122	108	108	101	104	110	111	112	117	123	129	133

North Region	77	79	75	74	81	81	86	84	83	84	85	84	85	87	89
Poza Rica	10	11	10	10	11	10	10	10	9	10	10	10	10	10	10
Arenque	6	8	8	9	8	10	10	9	9	8	9	8	8	8	8
Agua Fría	3	2	2	2	7	6	6	5	6	7	8	8	6	5	4
Tajín	2	1	1	3	6	6	6	6	6	6	5	5	5	7	8
Tamaulipas	8	8	7	5	5	5	5	5	5	5	5	5	5	5	4
Constituciones	7	7	6	5	5	5	5	5	5	5	5	5	5	5	5
Others	42	41	40	39	39	39	43	43	43	43	43	44	47	48	50

Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

27/33

PEMEX	Corporate Finance Office — Investor Relations
Table A2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Natural gas production by selected fields (quarterly)

						2005				2006				2007
	2000	2001	2002	2003	2004	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
	(MMcfd)
Total	4,679	4,511	4,423	4,498	4,573	4,640	4,861	4,839	4,928	5,094	5,281	5,478	5,565	5,816	6,033

Northeast Marine Region	737	794	831	940	947	918	965	914	915	931	958	923	870	992	1,129
Akal and Nohoch	543	610	676	750	759	755	745	695	687	687	698	675	634	740	888
Ku	133	123	98	111	101	82	106	109	115	127	152	150	137	146	138
Others	60	61	57	80	88	81	113	110	113	117	108	99	99	106	103

Southwest Marine Region	820	736	621	581	603	601	654	656	707	750	810	908	953	985	940
Caan	278	258	215	206	215	207	216	205	198	196	189	181	176	171	159
Chuc	177	148	131	119	95	97	108	117	130	118	113	121	109	107	107
Taratunich	75	67	65	67	66	54	49	32	37	57	73	87	81	79	75
Sinan	—	—	—	1	48	63	80	89	88	94	104	156	136	140	152
Abkatún	82	78	62	56	47	43	42	33	27	33	31	29	29	29	27
Uech	51	45	43	40	37	28	25	22	25	26	28	30	25	23	25
Others	157	139	104	92	94	109	134	160	203	226	272	304	398	435	395

South Region	1,857	1,743	1,704	1,630	1,495	1,419	1,408	1,398	1,377	1,361	1,318	1,355	1,375	1,365	1,392
Muspac	216	212	235	215	145	124	116	117	104	92	86	81	78	76	74
Samaria	113	114	94	99	102	94	89	89	79	78	76	81	76	107	101
Catedral	134	123	124	128	100	82	75	71	68	66	54	53	49	44	44
Giraldas	96	102	103	96	89	83	78	69	67	64	61	63	63	60	61
Copano	79	86	80	82	78	70	68	64	59	60	55	53	51	50	49
Cunduacán	64	57	51	55	71	77	90	90	94	99	101	97	92	85	80
Iride	68	76	74	77	70	83	92	96	102	109	109	101	106	108	116
Puerto Ceiba	11	18	24	29	53	52	54	53	47	43	39	35	32	29	29
Jujo	82	81	71	58	45	46	53	59	59	64	54	54	57	58	57
José Colomo	63	60	47	37	36	35	35	36	35	32	31	28	29	29	30
Sen	86	92	91	64	33	41	45	47	53	56	57	55	55	54	71
Pijije	12	14	26	35	32	29	34	41	42	42	42	43	42	42	41
Luna	110	89	85	51	32	30	21	25	21	21	20	17	18	18	18
Tecominoacán	40	37	30	25	31	31	36	33	35	40	41	41	37	28	30
Saramako	—	—	2	14	28	29	28	25	22	20	19	16	14	11	10
Cárdenas	47	35	31	28	27	26	29	40	38	41	41	38	33	31	25
Cactus	21	22	19	25	26	25	23	22	22	20	23	24	19	20	20
Bellota	26	25	28	27	25	26	26	23	24	23	21	21	19	14	13
Others	590	501	489	486	472	438	415	401	405	393	388	450	505	502	523

North Region	1,266	1,238	1,268	1,347	1,528	1,703	1,834	1,871	1,930	2,052	2,196	2,292	2,366	2,475	2,572
Culebra	320	274	219	201	169	182	185	167	153	157	161	171	183	154	160
Cuitláhuac	122	126	109	91	113	116	115	116	117	121	120	116	112	100	100
Arcos	199	175	148	141	104	76	81	101	109	104	101	100	78	69	67
Cocuite	18	27	45	90	101	84	77	71	65	57	52	55	52	42	41
Vistoso	—	—	—	8	80	111	118	119	120	120	116	118	113	100	90
Santa Rosalia	9	24	63	53	63	56	56	58	71	55	48	46	44	48	39
Corindón	26	40	59	59	50	45	41	36	49	48	49	46	46	43	48
Arcabuz	93	57	46	33	40	54	67	76	65	71	77	81	79	97	88
Torrecillas	1	5	21	34	39	36	41	41	43	43	35	38	35	34	34
Velero	2	9	13	22	38	50	50	49	51	54	65	73	91	105	112
Arenque	27	28	29	30	32	31	32	33	31	32	34	34	34	33	33
Copite	47	35	33	27	29	28	27	22	26	27	25	25	25	23	22
Others	402	439	482	557	669	833	945	982	1,030	1,163	1,311	1,390	1,472	1,625	1,736

Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of June 30, 2007.
28/33
www.pemex.com

PEMEX	Corporate Finance Office — Investor Relations
Table A3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary
Companies Consolidated balance sheet

	As of June 30,
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Current assets	347,459	398,174	15%	50,715	36,886

Cash & cash equivalents	101,621	172,624	70%	71,004	15,992
Accounts receivable	177,093	151,911	-14%	(25,182)	14,073
Inventories	64,122	67,201	5%	3,079	6,225
Financial derivative instruments	4,624	6,438	39%	1,813	596

Properties and equipment	690,167	736,712	7%	46,545	68,248
Other assets	120,070	113,204	-6%	(6,867)	10,487

Total assets	1,157,696	1,248,090	8%	90,394	115,622

Short-term liabilities	148,590	182,455	23%	33,865	16,902
Short-term debt(1)	65,553	71,926	10%	6,372	6,663
Suppliers	29,090	27,459	-6%	(1,632)	2,544
Accounts payable and accrued expenses	25,202	14,939	-41%	(10,263)	1,384
Taxes payable	18,021	51,072	183%	33,051	4,731
Financial derivative instruments	10,724	17,060	59%	6,336	1,580

Long-term liabilities	1,019,716	993,336	-3%	(26,380)	92,022
Long-term debt(2)	570,186	476,863	-16%	(93,324)	44,176
Reserve for retirement payments, pensions and seniority premiums	417,679	483,448	16%	65,769	44,786
Other non-current liabilities(3)	31,850	28,713	-10%	(3,137)	2,660
Deferred taxes	—	4,312		4,312	399

Total liabilities	1,168,306	1,175,791	1%	7,485	108,924

Total equity	(10,610)	72,299		82,909	6,698

Total liabilities & equity	1,157,696	1,248,090	8%	90,394	115,622

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

(1)	Includes maturities shorter than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, Pemex Finance and RepconLux).

(2)	Includes maturities longer than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, Pemex Finance and Repcon Lux).

(3)	Corresponds to the balance of the reserve for dismantlement and abandonment activities, sundry creditors and others.
Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

29/33

PEMEX	Corporate Finance Office — Investor Relations
Table A4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary
Companies Consolidated income statement

	Second quarter (Apr. - Jun.)					Six months ending Jun. 30,
	2006	2007	Change		2007	2006	2007	Change
	(Ps. mm)				(US$mm)	(Ps. mm)
Total sales	292,616	277,578	-5%	(15,039)	25,714	543,192	512,526	-6%	(30,665)
Domestic sales	141,564	147,181	4%	5,617	13,635	272,909	278,846	2%	5,937
Exports	151,053	130,397	-14%	(20,656)	12,080	270,283	233,680	-14%	(36,603)

Costs and expenses(1)	128,523	129,278	1%	755	11,976	226,041	235,087	4%	9,046
Cost of sales	111,473	109,614	-2%	(1,859)	10,155	190,505	197,333	4%	6,829
Distribution expenses	5,576	6,105	9%	529	566	11,280	11,976	6%	696
Administrative expenses	11,475	13,559	18%	2,084	1,256	24,256	25,777	6%	1,522

Operating income	164,093	148,299	-10%	(15,794)	13,738	317,151	277,440	-13%	(39,711)

Comprehensive financing cost	23,274	4,553	-80%	(18,721)	422	27,049	14,737	-46%	(12,312)
Other expenses (revenues)(2)	(22,292)	(32,808)	-47%	(10,517)	(3,039)	(28,939)	(37,200)	-29%	(8,261)

Income before taxes and duties	163,111	176,554	8%	13,444	16,356	319,041	299,903	-6%	(19,138)

Taxes and duties	151,030	139,483	-8%	(11,546)	12,922	298,914	272,935	-9%	(25,979)

Hydrocarbon duties and other	151,030	139,483	-8%	(11,546)	12,922	298,914	272,935	-9%	(25,979)

Net income (loss)	12,081	37,071	207%	24,990	3,434	20,127	26,968	34%	6,841

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- is Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are present Mexican pesos as of June 30, 2007.

(1)	Includes the cost of the reserve for retirment payments, pensions and indemnities.

(2)	Includes revenues from the Special Tax on Production and Services (IEPS) credit.

Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

30/33

PEMEX	Corporate Finance Office — Investor Relations
Table A5
Changes in financial position
Petróleos Mexicanos, Subsidiary Entities and Subsidiary
Companies Consolidated statements of changes in financial position

	As of June 30,
	2006	2007	Change		2007
	(Ps. mm)				(US$mm)
Operating activities
Net income (loss)	20,127	26,968		6,841	2,498
Charges to operations not requiring the use of funds:	66,718	72,111	8%	5,393	6,680
Depreciation and amortization	30,800	31,916	4%	1,116	2,957
Other non-cash flow items	35,918	40,195	12%	4,277	3,724
Funds from net income (loss)	86,845	99,079	14%	12,234	9,179
Changes in working capital:	(134,126)	(34,559)		99,567	(3,201)
Accounts, notes receivable and other	(53,803)	(17,016)		36,787	(1,576)
Inventories	(11,218)	(2,054)	-82%	9,164	(190)
Intangible asset derived from actuarial computation of labor obligations and other assets	(8,618)	340	-104%	8,959	32
Suppliers	(3,291)	(8,484)	158%	(5,193)	(786)
Other liabilities	(57,196)	(7,344)		49,851	(680)

Funds provided by (used) in operating activities	(47,280)	64,521	-236%	111,801	5,977

Financing activities	73,378	(23,458)	-132%	(96,835)	(2,173)

Bank loans	38,543	8,673	-77%	(29,870)	803
Securities	31,795	—	-100%	(31,795)	—
Other financing	25,702	—		(25,702)	—
Amortization of bank loans	(20,553)	(10,785)	-48%	9,768	(999)
Amortization of securities	(2,110)	(15,128)	617%	(13,017)	(1,401)
Amortization of other financing	—	—		—	—
Other items	—	(6,218)		(6,218)	(576)

Own financing activities	(2,634)	48	-102%	2,682	4

Equity movements	—	48		48	4
Minimum guaranteed dividends paid to the Mexican Government	(15,880)	—	-100%	15,880	—
Other equity movements	8,729	—	-100%	(8,729)	—
Other items	4,517	—		(4,517)	—

Funds provided by (used) in financing activities	70,743	(23,410)	-133%	(94,153)	(2,173)

Investing activities
Acquisition of property, plants and equipment	(48,214)	(54,483)	13%	(6,269)	(5,047)
Sale of other permanent investments	—	(3,659)		(3,659)	(339)
Other items	—	—		—	—

Funds provided by (used) in investing activities	(48,214)	(58,142)		(9,928)	(5,386)

Net increase in cash and cash equivalents	(24,750)	(17,031)	-31%	7,720	(1,578)

Cash and cash equivalents at the beginning of the year	126,371	189,655	50%	63,284	17,569

Cash and cash equivalents at the end of the year	101,621	172,624	70%	71,004	15,992

Funds provided by (used) in operating activities	(47,280)	64,521	236%	111,801	5,977
Funds provided by (used) in investing activities	(48,214)	(58,142)	21%	(9,928)	(5,386)
Free cash-flow**	(95,494)	6,379		101,873	591

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

**	Free cashflow is not registered under NIF but are reconciled to NIF as set forth above. Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

31/33

PEMEX	Corporate Finance Office — Investor Relations
Table A6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Total sales, net income (loss) and total assets by segment
Figures in millions of constant pesos as of June 30, 2007

					Subsidiary
	Exploration and		Gas and Basic		Companies and	Intersegment
	Production	Refining(1)	Petrochemicals	Petrochemicals	Corporate	Eliminations	Total
Six months ending June, 2007
Total sales	398,044	219,258	111,057	28,054	336,421	(580,307)	512,526
External clients	—	199,863	68,429	10,555	233,680	—	512,526
Intersegment	398,044	19,395	42,628	17,500	102,741	(580,307)	—

Operating income (loss)	310,206	(33,316)	7,113	(6,423)	847	(988)	277,440

Net income (loss)	30,802	(8,684)	6,275	(6,719)	32,977	(27,684)	26,968

As of June 30, 2007
Assets	1,164,473	368,169	136,312	70,925	2,227,939	(2,719,727)	1,248,090

Six months ending June 30, 2006
Total sales	439,841	217,315	110,192	13,952	353,319	(591,426)	543,192
External clients	—	195,052	68,059	9,798	270,282	—	543,192
Intersegment	439,841	22,262	42,133	4,153	83,037	(591,426)	—

Operating income (loss)	350,361	(36,425)	6,704	(7,330)	(3,415)	7,256	317,151

Net income (loss)	32,763	(19,601)	5,990	(9,363)	27,964	(17,626)	20,127

As of June 30, 2006

Assets	939,636	371,988	121,485	120,478	1,813,097	(2,208,989)	1,157,696

*	Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards (FRS)) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Inflation recognition is also in accordance with Mexican FRS. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2007.

Note: Numbers may not total due to rounding.
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

32/33

PEMEX	Corporate Finance Office — Investor Relations
If you need to contact Investor Relations or to be included in the distribution list, please call or send an e-mail to:
Telephone: (52 55) 1944 9700
Voice mail: (52 55) 1944 2500 ext. 59412

ri@dcf.pemex.com

Celina Torres	Andrés Brügmann
ctorresu@dcf.pemex.com	abrugmann@dcf.pemex.com

Rebeca González	Guillermo Regalado
rgonzalez@dcf.pemex.com	gregalado@dcf.pemex.com

Eduardo Ruíz-Healy Álvarez	Paulina Nieto
eruizh@dcf.pemex.com	pnietob@dcf.pemex.com
PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are PEMEX Exploration and Production, PEMEX Refining, PEMEX Gas and Basic Petrochemicals and PEMEX Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., its international trading arm.
Amounts in US dollars are translated at the June 30, 2007 exchange rate of Ps. 10.7946 per US dollar.
This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.
We may include forward-looking statements that address, among other things, our:
▪	drilling and other exploration activities;

▪	import and export activities;

▪	projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
▪	changes in international crude oil and natural gas prices;

▪	effects on us from competition;

▪	limitations on our access to sources of financing on competitive terms;

▪	significant economic or political developments in Mexico;

▪	developments affecting the energy sector; and

▪	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.
The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC ‘s website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.
EBITDA and free cash-flow are non-US GAAP measures.
PEMEX Financial Results Report as of June 30, 2007.
www.pemex.com

33/33

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Marino Bañuelos
Guadalupe Marino Bañuelos
Associate Managing Director of Finance

Date: August 8, 2007
FORWARD-LOOKING STATEMENTS
This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.